NI43-101 TECHNICAL REPORT ON THE
GUANAJUATO MINE COMPLEX CLAIMS AND
MINERAL RESOURCE ESTIMATIONS FOR THE
GUANAJUATO MINE, SAN IGNACIO MINE, AND
EL HORCON PROJECT

Location: Guanajuato, Guanajuato, Mexico

-Prepared for-

Great Panther Silver Limited
800 – 333 Seymour Street
Vancouver, B.C., Canada, V6B 5A6

Prepared by:

Robert F. Brown, P. Eng., Qualified Person & V.P. Exploration

Effective Date: July 31, 2015 (Guanajuato Mine, El Horcon and Santa Rosa Projects)
Effective Date: December 31, 2015 (San Ignacio Mine)

Report Date: February 25, 2016
Amended Report Date: October 27, 2016

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

C O N T E N T S

1.0	SUMMARY			1-1
	1.1	Guanajuato Mine		1-2
	1.2	San Ignacio Mine		1-5
	1.3	El Horcon Project		1-8
	1.4	Santa Rosa Project		1-9

2.0	INTRODUCTION			2-1
	2.1	Guanajuato Mine		2-1
	2.2	San Ignacio Mine		2-3
	2.3	El Horcon Project		2-4
	2.4	Santa Rosa Project		2-4

3.0	RELIANCE ON OTHER EXPERTS			3-1

4.0	PROPERTY DESCRIPTION AND LOCATION			4-1
	4.1	Guanajuato Mine		4-1
	4.2	San Ignacio Mine		4-6
	4.3	El Horcon Project		4-8
	4.4	Santa Rosa Project		4-8

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY			5-1
	5.1	Guanajuato Mine		5-1
		5.1.1	Accessibility	5-1
		5.1.2	Climate	5-1
		5.1.3	Local Resources	5-1
		5.1.4	Physiography	5-1
	5.2	San Ignacio Mine		5-1
		5.2.1	Topography, Elevation, and Vegetation	5-1
		5.2.2	Accessibility	5-2
		5.2.3	Climate and Physiography	5-2
		5.2.4	Infrastructure and Local Resources	5-2
	5.3	El Horcon Project		5-3
		5.3.1	Accessibility	5-3
		5.3.2	Climate	5-3
		5.3.3	Local Resources	5-3
		5.3.4	Physiography	5-3
	5.4	Santa Rosa Project		5-3
		5.4.1	Accessibility	5-3
		5.4.2	Climate	5-4
		5.4.3	Local Resources	5-4
		5.4.4	Physiography	5-4

6.0	HISTORY			6-1
	6.1	Guanajuato Mine		6-1
	6.2	San Ignacio Mine		6-2
	6.3	El Horcon Project		6-4

July 2015	TOC i

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

	6.4	Santa Rosa Project			6-4

7.0	GEOLOGICAL SETTING AND MINERALIZATION				7-1
	7.1	Regional Geology			7-1
	7.2	Guanajuato Mine			7-4
		7.2.1	Local and Property Geology		7-4
		7.2.2	Mineralization		7-6
	7.3	San Ignacio Mine			7-14
		7.3.1	Local and Property Geology		7-14
		7.3.2	Mineralization		7-17
	7.4	El Horcon Project			7-17
		7.4.1	Local and Property Geology		7-17
		7.4.2	Mineralization		7-20
	7.5	Santa Rosa Project			7-24
		7.5.1	Local and Property Geology		7-24
		7.5.2	Mineralization		7-25

8.0	DEPOSIT TYPE				8-1

9.0	EXPLORATION				9-1
	9.1	Guanajuato Mine			9-1
	9.2	San Ignacio Mine			9-1
	9.3	El Horcon Project			9-4
	9.4	Santa Rosa Project			9-4

10.0	DRILLING				10-1
	10.1	Guanajuato Mine			10-1
	10.2	San Ignacio Mine			10-3
		10.2.1	Summary of Results		10-3
		10.2.2	Summary of Procedures		10-6
	10.3	El Horcon Project			10-8
	10.4	Santa Rosa Project			10-12

11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY				11-1
	11.1	Guanajuato Mine			11-1
		11.1.1	Sample Preparation		11-1
			11.1.1.1	Drill Samples	11-1
			11.1.1.2	Channel Samples	11-1
		11.1.2	Analyses		11-2
		11.1.3	Assay QA/QC		11-3
			11.1.3.1	Blanks	11-3
			11.1.3.2	Standards	11-4
			11.1.3.3	Duplicates	11-7
			11.1.3.4	Umpire Checks	11-7
			11.1.3.5	Sample Security	11-9
	11.2	San Ignacio Mine			11-9
		11.2.1	Assay Samples		11-9
		11.2.2	Bulk Density Samples		11-11
	11.3	El Horcon Project			11-12
		11.3.1	Sample Preparation		11-12
			11.3.1.1	Drill Samples	11-12
			11.3.1.2	Channel Samples	11-12

July 2015	Page ii

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

		11.3.2	Analyses		11-13
		11.3.3	Assay QAQC		11-13
			11.3.3.1	Blanks	11-14
			11.3.3.2	Standards	11-15
			11.3.3.3	Duplicates	11-19
			11.3.3.4	Umpire Checks	11-20
		11.3.4	Sample Security		11-21
	11.4	Santa Rosa Project			11-22
		11.4.1	Sample Preparation		11-22
			11.4.1.1	Drill Samples	11-22
			11.4.1.2	Channel Samples	11-22
		11.4.2	Analyses		11-23
		11.4.3	Assay QAQC		11-23
		11.4.4	Sample Security		11-24

12.0	DATA VERIFICATION				12-1
	12.1	Guanajuato Mine			12-1
	12.2	San Ignacio Mine			12-1
	12.3	El Horcon Project			12-2
	12.4	Santa Rosa Project			12-3

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING				13-1
	13.1	Guanajuato Mine			13-1
	13.2	San Ignacio Mine			13-1
	13.3	El Horcon Project			13-2
	13.4	Santa Rosa Project			13-2

14.0	MINERAL RESOURCE ESTIMATES				14-1
	14.1	Guanajuato Mine			14-1
		14.1.1	Previous Estimates		14-3
		14.1.2	Database – General Description		14-5
		14.1.3	Assays		14-6
		14.1.4	Core Recovery and RQD		14-7
		14.1.5	Density		14-8
		14.1.6	Mineralization Domains		14-8
		14.1.7	Underground Workings		14-10
		14.1.8	Assay Capping		14-10
		14.1.9	Composites		14-13
		14.1.10	Block Model and Grade Estimation Procedures		14-13
			14.1.10.1	Dimensions and Coding	14-13
			14.1.10.2	Geostatistics	14-14
			14.1.10.3	Grade Interpolation	14-15
		14.1.11	Block Model Validation		14-15
			14.1.11.1	Visual Inspection	14-15
			14.1.11.2	Comparison with Production Records	14-15
			14.1.11.3	Comparison of Block and Sample Means	14-16
			14.1.11.4	Cut-Off Value	14-17
		14.1.12	Classification		14-17
		14.1.13	Mineral Resource Tabulations		14-18
		14.1.14	Geological Potential		14-21
		14.1.15	Comparison to Previous Resource Estimate		14-21
	14.2	San Ignacio Mine			14-22
		14.2.1	Introduction		14-22

July 2015	Page iii

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

		14.2.2	Sample Database		14-22
		14.2.3	Domain Modelling		14-23
		14.2.4	Bulk Density		14-24
		14.2.5	Treatment of High-Grade Outliers		14-25
		14.2.6	Compositing		14-26
			14.2.6.1	Drill Hole Samples	14-26
			14.2.6.2	Underground Chip Samples	14-26
		14.2.7	Block Model Parameters		14-27
		14.2.8	Grade Interpolation		14-28
		14.2.9	Resource Classification		14-28
		14.2.10	Mineral Resource Tabulation		14-29
		14.2.11	Block Model Validation		14-31
		14.2.12	Comparison to Previous Resource Estimate		14-32
	14.3	El Horcon Project			14-33
		14.3.1	Database – General Description		14-33
		14.3.2	Assays		14-34
		14.3.3	Core Recovery and RQD		14-35
		14.3.4	Density		14-35
		14.3.5	Geological and Structural Domains		14-36
		14.3.6	Assay Capping		14-36
		14.3.7	Samples for Interpolation		14-37
		14.3.8	Block Model and Grade Estimation Procedures		14-38
			14.3.8.1	Dimensions and Coding	14-38
			14.3.8.2	Geostatistics	14-38
			14.3.8.3	Grade Interpolation	14-38
		14.3.9	Block Model Validation		14-39
			14.3.9.1	Visual Inspection	14-39
		14.3.10	Classification		14-39
		14.3.11	Mineral Resource Tabulations		14-40
		14.3.12	Comparison to Previous Resource Estimate		14-41
	14.4	Santa Rosa Project			14-41

15.0	MINERAL RESERVE ESTIMATES				15-1

16.0	MINING METHODS				16-1
	16.1	Guanajuato Mine			16-1
		16.1.1	Cata Clavo Zones		16-2
		16.1.2	Los Pozos Zone		16-4
		16.1.3	Santa Margarita Zones		16-7
		16.1.4	Guanajuatito Zones		16-10
		16.1.5	San Cayetano Zone		16-14
		16.1.6	Valenciana Zone		16-15
		16.1.7	Promontorio Zone		16-17
	16.2	San Ignacio Mine			16-19
	16.3	El Horcon Project			16-26
	16.4	Santa Rosa Project			16-26

17.0	RECOVERY METHODS				17-1

18.0	PROJECT INFRASTRUCTURE				18-1
	18.1	Guanajuato Mine			18-1
	18.2	San Ignacio Mine			18-1

July 2015	Page iv

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

	18.3	El Horcon Project		18-2
	18.4	Santa Rosa Project		18-2

19.0	MARKET STUDIES AND CONTRACTS			19-1
	19.1	Market Studies		19-1
	19.2	Contracts		19-1
		19.2.1	Guanajuato Mine	19-1
		19.2.2	San Ignacio Mine	19-2

20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT			20-1
	20.1	Reclamation Closure		20-1

21.0	CAPITAL AND OPERATING COSTS			21-1
	21.1	Guanajuato Mine		21-1
	21.2	San Ignacio Mine		21-1
	21.3	El Horcon Project		21-2
	21.4	Santa Rosa Project		21-2

22.0	ECONOMIC ANALYSIS			22-1

23.0	ADJACENT PROPERTIES			23-1
	23.1	Guanajuato Mine		23-1
	23.2	San Ignacio Mine		23-1
	23.3	El Horcon Project		23-1
	23.4	Santa Rosa Project		23-1

24.0	OTHER RELEVANT DATA AND INFORMATION			24-1

25.0	INTERPRETATION AND CONCLUSIONS			25-1
	25.1	Guanajuato Mine		25-1
	25.2	San Ignacio Mine		25-2
	25.3	El Horcon Project		25-3
	25.4	Santa Rosa		25-3

26.0	RECOMMENDATIONS			26-1
	26.1	Guanajuato Mine		26-1
	26.2	San Ignacio Mine		26-1
	26.3	El Horcon Project		26-2
	26.4	Santa Rosa Project		26-2

27.0	REFERENCES			27-1

28.0	DATE AND SIGNATURE PAGE			28-1

29.0	CERTIFICATE OF QUALIFIED PERSON			29-1

July 2015	Page v

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

T A B L E S

Table 1-1:	Mineral Resource Estimates – Great Panther Silver Limited – Guanajuato Mine	1-3
Table 1-2:	Geological Potential – Great Panther Silver Limited – Guanajuato Mine	1-5
Table 1- 3:	Mineral Resource Estimates – Great Panther Silver Limited – San Ignacio Mine	1-6
Table 1- 4:	Inferred Mineral Resource Estimates – Great Panther Silver Limited – El Horcon Project	1-8
Table 4-1:	Claims that Comprise the GPR Holdings at the Guanajuato Mine Complex	4-4
Table 6-1:	Guanajuato Mining Complex Production Figures – Great Panther Silver Limited - Guanajuato and San Ignacio Mine	6-2
Table 6-2:	San Ignacio Mine Production Figures – Great Panther Silver Limited – San Ignacio Mine	6-3
Table 10-1:	Drilling Contractors, Guanajuato Mine	10-2
Table 10-2:	Drilling Contractors, El Horcon Project	10-11
Table 11-1:	Standard Values Outside 3 Standard Deviations – Great Panther Silver Limited – Guanajuato Mine	11-6
Table 11-2:	QC Sample Failure Rates	11-10
Table 11-3:	Standard Values Outside 3 Standard Deviations – Great Panther Silver Limited – El Horcon Project	11-19
Table 14-1:	Mineral Resources 2015 – Great Panther Silver Limited – Guanajuato Mine	14-1
Table 14-2:	Geological Potential - Great Panther Silver Limited – Guanajuato Mine	14-2
Table 14- 3:	Previous Mineral Resource Estimate, 2013 – Great Panther Silver Limited – Guanajuato	14-3
Table 14- 4:	Changes from Previous Estimate – Great Panther Silver Limited – Guanajuato Mine .	14-5
Table 14- 5:	Drill Sample Statistics by Area – Great Panther Silver Limited – Guanajuato Mine	14-6
Table 14- 6:	U/G Sample Statistics by Area – Great Panther Silver Limited – Guanajuato Mine	14-6
Table 14- 7:	Recovery and RQD by Area – Great Panther Silver Limited – Guanajuato Mine	14-7
Table 14- 8:	Zone Coding and Vein Orientation – Great Panther Silver Limited	14-8
Table 14- 9:	Drill Hole Assay Capping - Great Panther Silver Limited – Guanajuato Mine	14-11
Table 14- 10:	Underground Sample Assay Capping – Great Panther Silver Limited – Guanajuato Mine	14-12
Table 14- 11:	Extent of all the Block Models- Great Panther Limited – Guanajuato Mine	14-13
Table 14- 12:	Comparison of Block and All DDH Samples – Great Panther Silver Limited – Guanajuato Mine	14-16
Table 14- 13:	Comparison of Block and All UG Samples – Great Panther Silver Limited – Guanajuato Mine	14-16
Table 14- 14:	Measured Mineral Resources - Great Panther Silver Limited – Guanajuato Mine	14-19
Table 14- 15:	Indicated Mineral Resources - Great Panther Silver Limited – Guanajuato Mine	14-19
Table 14- 16:	Measured plus Indicated Mineral Resources - Great Panther Silver Limited - Guanajuato Mine	14-19
Table 14- 17:	Inferred Mineral Resources - Great Panther Silver Limited – Guanajuato Mine	14-20
Table 14- 18:	Geological Potential Resources - Great Panther Silver Limited – Guanajuato Mine	14-20
Table 14- 19:	Comparison of Guanajuato Mine 2014 to 2015 Mineral Resources	14-21
Table 14- 20:	Descriptive Statistics for the Sample Database	14-23
Table 14- 21:	Descriptive Statistics of Silver Grade Grouped by Domain	14-23
Table 14- 22:	Descriptive Statistics of Gold Grade Grouped by Domain	14-24
Table 14- 23:	Descriptive Statistics of Bulk Density Grouped by Domain	14-25
Table 14- 24:	Capping Levels for Silver and Gold Grouped by Domain	14-26

July 2015	Page vi

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Table 14- 25:	Descriptive Statistics of Composited Silver Grade Grouped by Domain	14-26
Table 14- 26:	Descriptive Statistics of Composited Gold Grade Grouped by Domain	14 27
Table 14- 27:	Extent of All Four Zones of San Ignacio Block Model	14-27
Table 14- 28:	Mineral Resource Estimates above a US$74/tonne Cut-off	14-29
Table 14- 29:	San Ignacio Mine Reconciliation	14-31
Table 14- 30:	Former Mineral Resource Estimate (Brown, 2014)	14-32
Table 14- 31:	Drill Sample Statistics by Area – Great Panther Silver Limited – Guanajuato Project	14-34
Table 14- 32:	Recovery and RQD by Area – Great Panther Silver Limited – El Horcon	14-35
Table 14- 33:	Vein Orientation – Great Panther Silver Limited – El Horcon	14-36
Table 14- 34:	Drill Hole Assay Capping - Great Panther Silver Limited – Guanajuato Project	14-37
Table 14- 35:	Drill Hole Sample Statistics – Great Panther Silver Limited – El Horcon Project	14-37
Table 14- 36:	Block Model dimensions & Extent - Great Panther Limited – El Horcon Project	14-38
Table 14- 37:	Grade Interpolation Method – Great Panther Silver Limited – El Horcon Project	14-39
Table 14- 38:	Inferred Mineral Resources - Great Panther Silver Limited – El Horcon Project	14-40
Table 14- 39:	Previous Inferred Mineral Resources - Great Panther Silver Limited – El Horcon Project	14-41
Table 16-1:	Guanajuato Production Figures – Great Panther Silver Limited - Guanajuato Mine and San Ignacio Mine	16-1
Table 21-1:	2015 (January through September) Cost Report for GMC	21-1
Table 21-2:	2015 (January through December) Cost Report for San Ignacio	21-1
Table 26-1:	Budget for Proposed Work Plan	26-2

July 2015	Page vii

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

F I G U R E S

Figure 4- 1:	Guanajuato Mine Complex Property	4-2
Figure 4- 2:	Guanajuato Mine Complex Claims	4-3
Figure 4- 3:	Mineral Claims Map Guanajuato Mine area	4-6
Figure 4- 4:	Mineral Claims Map San Ignacio Mine area	4-7
Figure 4- 5:	Mineral Claims Map El Horcon Project area	4-8
Figure 4- 6:	Mineral Claims Map Santa Rosa Project Area	4-9
Figure 7- 1:	Guanajuato Mine Complex Regional Geology	7-2
Figure 7- 1a:	Guanajuato Mine Complex Regional Geology Legend	7-3
Figure 7- 2:	Local Area Geology for the Guanajuato Mine Complex – With Section Line of Figure 7-3 Shown	7-5
Figure 7- 3:	Local area geology cross section showing approximate ore outlines of Randall’s (1994) Lower Ore and the approximate ore outline of the Guanajuato Mine projected onto the section line	7-6
Figure 7- 4:	Property Geology - Guanajuatito – cross section 2940N with ramp access shown. View looking north- northwest, Elevation masl	7-8
Figure 7- 5:	Property Geology – Cata Clavo – cross section 12.5N with ramp access shown. View looking northwest, Elevation masl	7-9
Figure 7- 6:	Property Geology – Los Pozos – cross section 337.5N with ramp access shown. View looking north- northwest, Elevation masl	7-10
Figure 7- 7:	Property Geology – Santa Margarita – cross section 100S with ramp access shown. View looking north- northwest, Elevation masl	7-11
Figure 7- 8:	Property Geology – San Cayetano– cross section 350S. View looking north- northwest, Elevation masl	7-12
Figure 7- 9:	Property Geology – Valenciana – cross section 1800N. View looking north- northwest, Elevation masl	7-13
Figure 7- 10:	Property Geology – Promontorio – cross section 450S. View looking north- northwest, Elevation masl	7-14
Figure 7- 11:	San Ignacio Mine Geology Map	7-16
Figure 7- 12:	Local Area Geology for the El Horcon Project	7-18
Figure 7- 13:	Detailed Geology Section 000N for the El Horcon Project	7-21
Figure 7- 14:	Detailed Geology Section 200N for the El Horcon Project	7-22
Figure 7- 15:	Detailed Geology Section 400N for the El Horcon Project	7-23
Figure 7- 16	Geology and Drilling on the Santa Rosa Project	7-26
Figure 9- 1:	Exploration Rock Sample Locations	9-3
Figure 10-1:	GMC Drill Hole Location Plan Map	10-2
Figure 10-2:	Guanajuato Mine Longitudinal Section with Drill Holes	10-3
Figure 10-3:	San Ignacio Mine Drill Hole Location Map	10-5
Figure 10-4:	San Ignacio Mine Cross-Section 700N	10-6
Figure 10-5:	El Horcon Drill Hole Location Plan Map	10-9
Figure 10-6:	Longitudinal Section of Diamantillo Zone Drill Holes	10-10
Figure 10-7:	Longitudinal Section of San Guillermo Zone Drill Holes	10-11
Figure 11-1:	Silver (Ag) assays of “Blank” material sent to SGS-GTO	11-4
Figure 11-2:	Gold (Au) assays of “Blank” material sent to SGS-GTO	11-4
Figure 11-3:	Silver (Ag) Assays of GPR Standard “GTS07” at SGS-GTO	11-5

July 2015	Page viii

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Figure 11-4:	Gold (Au) Assays of GPR Standard “GTS07” at SGS-GTO	11-5
Figure 11-5:	Silver (Ag) Assays of GPR Standard “GTS08” at SGS-GTO	11-6
Figure 11-6:	Gold (Au) Assays of GPR Standard “GTS08” at SGS-GTO	11-6
Figure 11-7:	Comparison of ALS Chemex and SGS-GTO Silver assays	11-8
Figure 11-8:	Figure Comparison of ALS Chemex and SGS-GTO Gold assays	11-8
Figure 11-9:	Silver (Ag) assays of “Blank” material sent to SGS-GTO	11-14
Figure 11-10	Gold (Au) assays of “Blank” material at SGS-GTO	11-15
Figure 11-11:	Gold(Au) Assays of GTS06 Standard	11-16
Figure 11-12:	Silver(Ag) Assays of GTS06 Standard	11-16
Figure 11-13:	Gold (Au) Assays of GTS05 Standard	11-17
Figure 11-14:	Gold (Au) Assays of GTS05 Standard	11-17
Figure 11-15:	Gold (Au) Assays of GTS03 Standard	11-18
Figure 11-16:	Silver (Ag) Assays of GTS03 Standard	11-18
Figure 11-17:	Comparison of ALS Chemex and SGS-GTO Silver assays	11-20
Figure 11-18:	Comparison of ALS Chemex and SGS-GTO Gold assays	11-21
Figure 16-1:	Section Map 12.5 Cata with Wireframes and Block Model	16-3
Figure 16-2:	Plan Map Cata 490 Level with Wireframes and Development	16-4
Figure 16-3:	Section Map 350N Los Pozos with Wireframes and Block Model	16-6
Figure 16-4:	Plan Map Los Pozos 375 Level with Wireframes and Development	16-7
Figure 16-5:	Section Map 75S Santa Margarita with Wireframes and Block Model	16-9
Figure 16-6:	Plan Map Santa Margarita 435 Level with Wireframes and Development	16-10
Figure 16-7:	Section Map 2850N Guanajuatito with Wireframes and Block Model	16-12
Figure 16-8:	Plan Map Guanajuatito 270 Level with Wireframes and Development	16-13
Figure 16-9:	Section Map 350S San Cayetano with Wireframes and Block Model	16-14
Figure 16-10:	Plan Map San Cayetano 490 Level with Wireframes and Development	16-15
Figure 16 -11:	Section Map 1800N Valenciana with Wireframes and Block Model	16-16
Figure 16-12:	Plan Map Valenciana 350 Level with Wireframes and Development	16-17
Figure 16-13:	Section Map 450S Promontorio with Wireframes and Block Model	16-18
Figure 16-14:	Plan Map Promontorio 100 Level with Wireframes and Development	16-19
Figure 16-15:	Section 700N San Ignacio Veins	16-20
Figure 16-16:	Section 470N San Ignacio Veins	16-21
Figure 16-17:	Section 300N San Ignacio Veins	16-22
Figure 16-18:	Section 200N San Ignacio Veins	16-23
Figure 16-19:	Section 100N San Ignacio Veins	16-24
Figure 16-20:	Plan Map San Ignacio Veins at 2300m Elevation	16-25
Figure 17-1:	Process Flow Sheet, Guanajuato Mine Complex Metallurgical Plant	17-3

G L O S S A R Y

UNITS OF MEASURE
Centimeter	cm
Grams per tonne	g/t
Hectare	ha
Kilotonnes	kt

July 2015	Page ix

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Kilometer	km
Meters above sea level	masl
Meter	m
Millimeters	mm
Million tonnes	Mt
Million	M
Ounce	oz
Parts per million	ppm
Tonne	t
Tonnes per cubic metre	t/m3

A B B R E V I A T I O N S A N D A C R O N Y M S

Atomic Absorption Spectography	AAS
Canadian Institute of Mining, Metallurgy and Petroleum	CIM
Gold Equivalent	AuEq
Gold	Au
Great Panther Silver Limited	GPR
Guanajuato Mine Complex	GMC
Inverse Distance Cubed	ID3
Inverse Distance Squared	ID2
Instituto Nacional de Estadistica y Geografia	INEGI
MFW Geoscience Inc	MFW
Minera Mexicana El Rosario, S.A. de C.V	MMR
Minera Villa Seca S.A. de C.V.	MVS
National Instrument NI 43-101	NI 43-101
Qualified Person	QP
Quality Assurance/Quality Control	QA/QC
Silver Equivalent	Ag eq
Silver	Ag
Specific Gravity	SG
Standard Deviation	Std Dev

July 2015	Page x

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

1.0	SUMMARY

The purpose of this Technical Report “NI43-101 TECHNICAL REPORT ON THE GUANAJUATO MINE COMPLEX CLAIMS AND MINERAL RESOURCE ESTIMATIONS FOR THE GUANAJUATO MINE, SAN IGNACIO MINE, AND EL HORCON PROJECT” is to support Great Panther Silver Limited’s (GPR) public disclosure related to the Guanajuato Mine Complex (GMC) mineral resource estimates. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) and, as GPR is a producing issuer as defined in NI 43-101, this report and the Mineral Resource Estimates for the deposits were completed by company personnel. The Company owns a 100% interest in the claims through Great Panther’s wholly-owned Mexican subsidiary, Minera Mexicana El Rosario SA de CV (MMR).

The GMC claims total 29,424.74ha in a number of claim blocks in the Guanajuato Mining District. This report is a new estimate building on former Mineral Resource Estimates for the GMC (Brown, 2015), and the Guanajuato Mine (Brown & Sprigg 2013), San Ignacio Mine (Waldegger & Brown, 2014), and El Horcon Project (Brown, 2013) plus some added information regarding geology and drilling from the Santa Rosa Project area. Presently, the mill at the Guanajuato Mine processes mined mineralization from both the Guanajuato Mine and the San Ignacio Mine. Conceptually, mineralization from the El Horcon project would also be processed at the Guanajuato Mine plant. The Santa Rosa project claims are exploration in nature, but again are easily within trucking distance to the Guanajuato Mine plant for processing.

The 1,200 tonnes per day (tpd) capacity flotation plant, located at the Guanajuato Mine, is currently operating at a rate of approximately 835 tonnes per calendar day (July 31, 2014 to July 31, 2015). It is processing Guanajuato Mine mineralization, and has since late November 2013, been batch processing San Ignacio Mine mineralization.

GPR is engaged in the exploration, development, and production of mineral properties, primarily for silver and gold. It is a silver-gold producing company with operating mines in Mexico. In addition to the GMC, GPR owns and operates the Topia silver-lead-zinc mine located in the state of Durango, Mexico.

The 2016 recommended budget consists of 5,749m of underground drilling at the Guanajuato Mine, and 2,545m of underground drilling and 2,500m of surface drilling at the San Ignacio Mine. Overall the 2016 exploration drill program recommendations total US$1,094,000.

July 2015	Page 1-1

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

The report was amended October 27, 2016 to add cautionary language to the Geological Potential (Table 14-17).

1.1	Guanajuato Mine

The Guanajuato Mine is an operating underground silver-gold mine (Brown, 2015; Brown & Sprigg, 2013) located within the city of Guanajuato, Mexico. The mine consists of a number of deposits along an approximately 4.2 kilometer strike length. The deposits on the Veta Madre trend, the principal host structure, have been mined since the 16th century. GPR purchased the property in 2005 and recommenced underground operations and milling the following year. GPR has carried out exploration and continues to explore the property. Currently, the major facilities associated with the Guanajuato Mine are:

•	An operating underground mine producing approximately at a rate of 835 tonnes per calendar day (July 31, 2014 to July 31, 2015).

•	Extensive underground workings along 4.2km veins including 5 main shafts used for ventilation and access, levels, 3 access ramps, and internal shafts.

The Guanajuato Mine contains estimated Measured and Indicated Mineral Resources of 149,716 tonnes above a US$74 NSR cut-off, at an average grade of 269g/t silver and 1.5g/t gold, for a total of 1,808,003 equivalent silver ounces (“Ag eq oz”). This includes Measured Mineral Resources of 90,365 tonnes at an average grade of 285g/t silver and 1.81g/t gold, for a total of 1,200,576 Ag eq oz and Indicated Mineral Resources of 59,352 tonnes at an average grade of 245g/t silver and 1.04g/t gold, for a total of 607,427 Ag eq oz. In addition, estimated Inferred Mineral Resources are 135,571 tonnes at an average grade of 151g/t silver and 2.30g/t gold, for 1,363,328 Ag eq oz. In addition, Geological Potential was estimated within ranges for areas that contain historic stopes with limited topographic control. This includes areas drilled and evaluated underground including Promontorio, parts of Los Pozos, and parts of Valenciana. It should be noted that at Los Pozos and Valenciana, mining activity consists of the removal of old pillars and sections of mineralization left by previous operators.

The mineral resources detailed at Guanajuato Mine cover the Guanajuatito, Valenciana, Cata, Los Pozos, Santa Margarita, San Cayetano, and Promontorio areas. This Mineral Resource Estimate for the Guanajuato Mine has an effective date of 31 July 2015 and updates the previous resource estimate for reasons of depletion as a result of mining and resource definition resulting from successful exploration activities. Table 1-1 provides a summary tabulation of the estimates.

July 2015	Page 1-2

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Table 1-1:	Mineral Resource Estimates – Great Panther Silver Limited – Guanajuato Mine

Guanajuato Mine (Measured)

Vein	Tonnes	Ag (g/t)	Ag(oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Measured Cata	31,832	386	395,364	1.86	1,905	518	529,835
Measured Pozos	12,672	298	121,396	1.36	553	394	160,466
Measured Guanajuatito	31,922	257	263,410	1.22	1,248	342	351,493
Measured Santa Margarita	5,528	169	29,988	3.66	651	427	75,941
Measured San Cayetano	8,410	70	18,814	3.35	907	306	82,842
Total Measured	90,365	285	828,971	1.81	5,264	413	1,200,576

Guanajuato Mine (Indicated)

Vein	Tonnes	Ag (g/t)	Ag(oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Indicated Cata	5,715	393	72,223	1.58	291	505	92,732
Indicated Pozos	8,699	339	94,933	1.31	366	432	120,776
Indicated Guanajuatito	40,873	212	278,513	0.80	1,046	268	352,373
Indicated Santa Margarita	1,797	282	16,284	1.76	102	406	23,479
Indicated San Cayetano	2,268	79	5,786	2.39	174	248	18,066
Total Indicated	59,352	245	467,740	1.04	1,979	318	607,427

Guanajuato Mine (Inferred)

Vein	Tonnes	Ag (g/t)	Ag(oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Inferred Cata	1,665	243	12,996	0.92	49	308	16,481
Inferred Pozos	11,668	293	109,768	1.02	382	365	136,749
Inferred Guanajuatito	6,978	186	41,689	0.99	223	256	57,419
Inferred Santa Margarita	14,458	371	172,252	2.12	984	520	241,694
Inferred Valenciana	88,802	103	294,430	2.52	7,193	281	802,283
Inferred San Cayetano	12,001	66	25,295	3.06	1,181	282	108,703
Total Inferred	135,571	151	656,429	2.30	10,013	313	1,363,328

July 2015	Page 1-3

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Guanajuato Mine (Measured & Indicated)

Vein	Tonnes	Ag (g/t)	Ag(oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Measured Cata	31,832	386	395,364	1.86	1,905	518	529,835
Indicated Cata	5,715	393	72,223	1.58	291	505	92,732
Measured Pozos	12,672	298	121,396	1.36	553	394	160,466
Indicated Pozos	8,699	339	94,933	1.31	366	432	120,776
Measured Guanajuatito	31,922	257	263,410	1.22	1,248	342	351,493
Indicated Guanajuatito	40,873	212	278,513	0.80	1,046	268	352,373
Measured Santa Margarita	5,528	169	29,988	3.66	651	427	75,941
Indicated Santa Margarita	1,797	282	16,284	1.76	102	406	23,479
Measured San Cayetano	8,410	70	18,814	3.35	907	306	82,842
Indicated San Cayetano	2,268	79	5,786	2.39	174	248	18,066
Total M&I GTO Mine	149,716	269	1,296,710	1.50	7,242	376	1,808,003

Notes:
1.     Cut-off US$74 NSR for all zones
2.     Silver equivalent was calculated using a 70.6 to 1 ratio of silver to gold value
3.     Rock Density for all veins is 2.68t/m3
4.     Totals may not agree due to rounding
5.     Grades in metric units
6.     Contained silver and gold in troy ounces
7.     Minimum true width 1.5m
8.     Metal Prices $15.00USD/oz silver, and $1,100USD/oz gold

The author also offers zones of Geological Potential (Table 1-2) with historic mining. In the zones of Geological Potential, the author cautions that the potential quantity and grade is conceptual in nature, that there has been insufficient exploration to define a mineral resource and that it is uncertain if further exploration will result in the target being delineated as a mineral resource.

The Geological Potential listed zones have had some drilling, and in some cases underground access, which has allowed for a geological interpretation of the orientation of the zones. All the Geological Potential zones have had some former mining (pre-GPR) and as the dimensions of the former mining are unknown, and the old workings are unsafe and inaccessible, it is impossible to ascertain the volume and subsequent tonnage of what remains in place at the present time.

July 2015	Page 1-4

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Table 1-2: Geological Potential – Great Panther Silver Limited – Guanajuato Mine

Guanajuato Mine (Geological Potential)

Vein	Range Tonnes		Range Grade Ag (g/t)		Range Grade Au (g/t)
	Low	High	Low	High	Low	High
Promontorio (Veta Madre HW)	88,400	132,600	59	69	2.43	2.85
Pozos SE (Veta Madre above 310 level)	44,100	66,200	214	252	1.14	1.35
Valenciana
Val1	39,100	52,200	156	184	1.31	1.54
Sugey	2,500	3,300	119	140	1.43	1.69
Sugey2	2,200	2,900	134	157	1.03	1.21
Sugey3	4,900	6,500	116	136	1.07	1.25
BO	7,800	10,500	187	220	2.00	2.36
Omar	400	500	140	165	1.13	1.33
Val2	10,300	13,800	107	125	3.00	3.52

It is the opinion of the Qualified Person and author of this report that all data used in the generation of the mineral resource models and the processes by which these data were collected and stored are acceptable and of industry standard.

It is recommended that GPR continues mining operations at the Guanajuatito deposit, and that it proceeds with exploration activities in current and other prospective areas to extend the mine life. The 2016 Guanajuato Mine drilling budget of GPR of 5,749m is sufficient to this end, and on an annual basis.

1.2	San Ignacio Mine

The San Ignacio Mine lies within La Luz mining camp of the Guanajuato Mining District, which is located in the southern part of the Mesa Central physiographic province. The Mesa Central is an elevated plateau of Cenozoic volcanic and volcanoclastic rocks located in central Mexico. It is bounded to the north and east by the Sierra Madre Oriental, to the west by the Sierra Madre Occidental, and to the south by the Trans-Mexican Volcanic Belt. Cretaceous volcanic rocks of La Luz Basalt underlie the San Ignacio property.

The mineralization on the property consists of epithermal silver-gold veins. Average silver grades of the veins range from 84g/t to 250g/t and the average gold grades from 2.71g/t to 3.98g/t.

Detailed geological mapping, structural geological studies, outcrop sampling, underground drift development and re-sampling of old underground workings are ongoing to highlight additional priority targets along the 4km of prospective structures.

Great Panther has completed 177 diamond drill holes at the San Ignacio Property, and Mineral Resource Estimates on zones between grid line 50N and 1100N and delineated mineralized veins up to a strike length of 1,050m. In late November 2013 Great Panther commenced ramping and developing along the Intermediate and Melladito veins. New surface facilities include roads, a mechanical shop, an electrical substation, diesel storage, waste dumps, and security facilities have been built as part of the San Ignacio Mine infrastructure.

July 2015	Page 1-5

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

The San Ignacio Mine contains estimated Measured and Indicated Mineral Resources of 360,352 tonnes above a US$74 NSR cut-off, at an average grade of 145g/t silver and 3.2g/t gold, for a total of 4,301,214 Ag eq oz. This includes Measured Mineral Resources of 249,810 tonnes at an average grade of 151g/t silver and 3.39g/t gold, for a total of 3,130,365 Ag eq oz and Indicated Mineral Resources of 110,542 tonnes at an average grade of 133g/t silver and 2.79g/t gold, for a total of 1,170,848 Ag eq oz. In addition, estimated Inferred Mineral Resources are 770,950 tonnes at an average grade of 138g/t silver and 2.76g/t gold, for 8,266,229 Ag eq oz. Table 1-3: Mineral Resource Estimates – Great Panther Silver Limited – San Ignacio Mine summarizes the Mineral Resource Estimates for the San Ignacio Mine. The Mineral Resource Estimation at San Ignacio Mine has an effective date of December 31, 2015.

Table 1- 3:	Mineral Resource Estimates – Great Panther Silver Limited – San Ignacio Mine

San Ignacio Mine
(Measured)

Vein	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Intermediate	42,912	154	212,600	2.89	3,989	358	494,221
Intermediate 2	-	-	-	-	-	-	-
Melladito	152,343	142	694,751	3.25	15,909	371	1,817,921
Melladito 2	15,858	158	80,598	3.98	2,031	439	224,018
Melladito 3	-	-	-	-	-	-	-
Melladito Splay	38,698	179	222,195	4.24	5,269	478	594,205
Nombre De Dios	-	-	-	-	-	-	-
Nombre De Dios 2	-	-	-	-	-	-	-
Total Measured	249,810	151	1,210,144	3.39	27,199	390	3,130,365

San Ignacio Mine
(Indicated)

Vein	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Intermediate	22,007	156	110,289	2.61	1,843	340	240,409
Intermediate 2	-	-	-	-	-	-	-
Melladito	78,980	125	316,408	2.75	6,980	319	809,186
Melladito 2	6,197	136	27,140	3.55	706	387	77,002
Melladito 3	-	-	-	-	-	-	-
Melladito Splay	3,358	167	18,025	3.44	371	410	44,252
Nombre De Dios	-	-	-	-	-	-	-
Nombre De Dios 2	-	-	-	-	-	-	-
Total Indicated	110,542	133	471,862	2.79	9,901	329	1,170,848

July 2015	Page 1-6

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

San Ignacio Mine (Measured & Indicated)

Vein	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Total Measured	249,810	151	1,210,144	3.39	27,199	390	3,130,365
Total Indicated	110,542	133	471,862	2.79	9,901	329	1,170,848
Total M&I	360,352	145	1,682,007	3.20	37,099	371	4,301,214

San Ignacio Mine
(Inferred)

Vein	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Intermediate	52,259	219	367,082	2.75	4,624	413	693,508
Intermediate 2	54,765	192	337,870	3.72	6,555	455	800,680
Melladito	132,837	98	417,197	2.60	11,104	281	1,201,161
Melladito 2	68,470	100	219,678	3.26	7,165	330	725,531
Melladito 3	74,578	78	187,142	2.95	7,085	287	687,327
Melladito Splay	35,532	80	91,516	2.94	3,360	288	328,701
Nombre De Dios	254,838	152	1,243,028	2.28	18,717	313	2,564,439
Nombre De Dios 2	97,670	180	565,019	3.16	9,913	403	1,264,882
Total Inferred	770,950	138	3,428,532	2.76	68,523	333	8,266,229

July 2015	Page 1-7

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Notes:
1.     US$74 per tonne Cut-off
2.     Silver equivalent was calculated using a 70.6 to 1 ratio of silver to gold value
3.     Rock Density for Intermediate 2, Melladito, Melladito 2, and Melladito 3 is 2.62t/m³, for Nombre de Dios is 2.63t/m³, for Intermediate and Melladito Splay are 2.64t/m³, and for Nombre de Dios 2 is 2.65t/m³
4.     Totals may not agree due to rounding
5.     Grades in metric units
6.     Contained silver and gold in troy ounces
7.     Minimum true width 1.5m
8.     Metal Prices US$15.00/oz silver, and US$1,100/oz gold

With the successful 2015 surface drilling program and ongoing underground development it is recommended for 2016 that 2,545 meters of underground drilling be focused on improving the mineral resource classification below present development on the Melladito and Intermediate veins.

A further 2,500 meters of surface drilling is recommended to better define the Melladito zone south of section 100N, and south below the historical mining on the San Pedro and Mexiamora Mines. Continued detailed surface geological mapping is recommended which will improve detail (1:500 scale) on the northern half of the San Ignacio Mine property before surface drilling commences, and on the southern half of the claims to better evaluate the various structures.

1.3	El Horcon Project

The Mineral Resource Estimate for the El Horcon Project detailed in this report covers the Diamantillo, Diamantillo HW, Natividad, and San Guillermo veins within the El Horcon Project, Jalisco, Mexico. This Mineral Resource Estimate has an effective date of July 31, 2015.

Inferred Mineral Resources are estimated at a total of 128,732 tonnes grading 3.64g/t Au, 82g/t Ag, 2.97% Pb, and 4.11% Zn for the Diamantillo, Diamantillo HW, Natividad, and San Guillermo veins. Table 1- 4 provides a summary tabulation of the estimates.

Table 1- 4:	Inferred Mineral Resource Estimates – Great Panther Silver Limited – El Horcon Project

El Horcon Project (Inferred)

Vein	Tonnes	Ag (g/t)	Ag(oz)	Au (g/t)	Au (oz)	Pb (%)	Zn (%)	Ag eq (g/t)	Ag eq (oz)
Diamantillo	88,929	96	273,632	3.14	8,990	3.42	5.02	458	1,310,295
Diamantillo HW	4,580	55	7,878	4.73	675	2.72	0.48	486	71,525
Natividad	4,272	151	20,726	3.30	454	2.10	0.12	471	64,644
San Guillermo	30,951	37	37,137	4.94	4,915	1.85	2.60	462	459,659
Totals Inferred	128,732	82	339,373	3.64	15,034	2.97	4.11	461	1,906,123

July 2015	Page 1-8

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Notes:
1.     US$110/tonne NSR Cut-off
2.     Silver equivalent was calculated using a 70.6 to 1 ratio of silver to gold value.
3.     Rock Density for all veins for Diamantillo is 2.77t/m³, San Guillermo 2.78t/m³, Diamantillo HW is 2.62t/m³, Natividad 2.57t/m³ .
4.     Totals may not agree due to rounding.
5.     Grades in metric units
6.     Contained silver and gold in troy ounces
7.     Minimum true width 1.5m
8.     Metal Prices $15.00USD/oz silver, and $1,100USD/oz gold.
9.     Ag eq (g/t) and AgEq (oz) use only Au, Ag, and Pb values.

It is the opinion of the Qualified Person and author of this report that all data used in the generation of the mineral resource models and the processes by which these data were collected and stored are acceptable and of industry standard.

Recommendations for 2016 include finalizing the last details on the SEMARNAT application regarding exploration and exploitation permits. Due to budget constraints no work program is recommended for 2016.

1.4	Santa Rosa Project

In the first stage of GPR exploration (2012) on the Canada de Virgin claim a total of 168 rock samples from surface, and 537 core samples from five (5) diamond drill holes were collected.

During the second stage of GPR exploration (2014) a total of 140 samples were taken from surface and underground. Detailed geological mapping in 2014 continued to define vein orientations and property-scale geological controls. This included detailed underground and surface mapping on the Virgin and Salaverna North veins.

July 2015	Page 1-9

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

The veins are exposed in a window of Mesozoic volcanic and meta-sedimentary rocks, the same host rock for veins in the rest of the Guanajuato Mining District, surrounded by post mineralization ignimbrite cover rocks. Geological mapping will continue to define the extent of veining and the size of the Mesozoic window.

Due to budget constraints no work program is recommended for 2016.

July 2015	Page 1-10

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

2.0	INTRODUCTION

This technical report is a compilation of the mineral resource estimates for the Guanajuato Mine, San Ignacio Mine, and El Horcon project at the Guanajuato Mine Complex (GMC) of Great Panther Silver Limited located in Guanajuato and Jalisco States, Mexico. Presently, production from the Guanajuato Mine and San Ignacio Mine is processed at the metallurgical plant at the Guanajuato Mine. The mineral resource at El Horcon is close enough to the Guanajuato Mine plant to be duly trucked and processed. Results of an exploration project, the Santa Rosa project, located to the north east and within trucking distance of the Guanajuato Mine plant is also included in this compilation.

In accordance with the definitions set out in NI 43-101, GPR became a producing issuer as of mid-March 2011 and is therefore able to complete all subsequent mineral resource estimates internally. The new mineral resource estimates in this report are from the Guanajuato Mine, San Ignacio Mine, and El Horcon Project and supersede those for the Guanajuato Mine (Brown, 2015; Brown & Sprigg 2013), San Ignacio Mine (Brown, 2014; Waldegger & Brown, 2014), and El Horcon Project (Brown, 2014; Brown, 2013)) plus some added information regarding geology and drilling from the Santa Rosa Project area.

This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) and has been prepared by Robert F. Brown (P. Eng., Qualified Person & V.P. Exploration). Mr. Brown is a frequent visitor to the GMC, most recently from October 26 - 31, 2015.

Great Panther Silver Limited is a Canadian based mining and exploration company active in Mexico. The company operates two mines, the Topia silver-gold-lead-zinc mine in west-central Durango State and the GMC silver-gold mines in Guanajuato State. Total 2015 metal production from GPR’s two mines was 2,386,028oz Ag, 21,740oz Au, 1,198 tonnes Pb, and 1,850 tonnes Zn, from 375,332 tonnes production for 4,159,121 Ag eq oz (GPR news release 19 January 2016).

2.1	Guanajuato Mine

The Guanajuato Mine is located in Guanajuato State, Mexico, and comprises two operating shafts and three ramps in the second largest (historically) producing silver district in Mexico. Silver-bearing mineralization was first discovered in 1548, and over the past 400 years more than one billion ounces of silver has been mined in the Guanajuato district (GPR Corporate Presentation, 2015). GPR acquired the property in 2005 and owns a 100% interest through Minera Mexicana El Rosario, S.A. de C.V. (MMR). The principal metals of interest are gold and silver. Mineralization occurs along regional scale faults, the largest of which is the Veta Madre with a strike length of 25 km. Mining is conducted predominantly from four locations, Guanajuatito, Pozos, Santa Margarita, and Cata using cut and fill mining methods, with minor production from Promontorio, and pillar recovery from the Rayas area. Ore is milled at the mining facilities at the centrally located Cata plant with a 1,200tpd capacity.

July 2015	Page 2-1

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

In 2009, GPR retained Wardrop Engineering Inc. (Wardrop) to complete a Mineral Resource estimate on the Cata Clavo zone, which was the target of GPR’s deep drilling campaign in 2007-2008. The Cata Clavo zone was estimated to contain Indicated Resources of 320kt at 359g/t Ag and 1.2g/t Au and Inferred Resources of 24kt at 296g/t Ag and 1.0g/t Au (Wardrop, 2009b). The estimate was carried out using Inverse Distance Squared (ID2) weighting, and reported at a Net Smelter Return (NSR) cut-off of US$37.50/t.

In 2010 Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by GPR to prepare estimates of Mineral Resources and Mineral Reserves and an independent Technical Report on the Guanajuato Mine, near Guanajuato, Mexico. The resources and reserves reported reside within three areas of the mine, The Cata Clavo, Los Pozos and Santa Margarita. Scott Wilson RPA reported a combined Measured and Indicated Resource for these zones of 399kt at 2.12g/t Au, and 287g/t Ag and an Inferred Resource of 212kt at 4.39g/t Au and 287g/t Ag.

In 2011, internal estimates of the Mineral Resources for the Guanajuato Mine were initiated for an effective date of 31 January 2012 (Brown, 2012). The resources were reported for four areas of the mine, namely Cata, Los Pozos, Santa Margarita and Guanajuatito. The combined Measured and Indicated Resource reported for these zones was 508.5kt at 2.41g/t Au, and 199g/t Ag and an Inferred Resource of 223.2kt at 2.10g/t Au and 221g/t Ag.

In 2013, internal estimates of the Mineral Resources for the Guanajuato Mine were initiated for an effective date of 31 July 2013 (Brown & Sprigg, 2013). The resources were reported for seven areas of the mine, namely Cata, Los Pozos, Santa Margarita, San Cayetano, Promontorio, Valenciana, and Guanajuatito. The combined Measured and Indicated Resource reported for these zones was 504.7kt at 1.65g/t Au, and 174g/t Ag and an Inferred Resource of 434kt at 2.32g/t Au and 140g/t Ag.

In 2014, internal estimates of the Mineral Resources for the Guanajuato Mine were initiated with an effective date of 31 July 2014 (Brown, 2015). The resources were reported for seven areas of the mine, namely Cata, Los Pozos, Santa Margarita, San Cayetano, Promontorio, Valenciana, and Guanajuatito. The combined Measured and Indicated Resource reported for these zones was 220,546 tonnes at 3.07g/t Au, and 3.07g/t Ag and an Inferred Resource of 163,583 tonnes at 3.37g/t Au and 101g/t Ag.

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Horcon Project.
Guanajuato, Mexico

Currently, the major assets and facilities associated with the Guanajuato Mine are:

•	Silver-gold deposits within the Veta Madre trend.

•

The physical plant site including crushing, grinding, flotation and dewatering, the tailings storage facility, mine shafts and associated facilities, coarse ore bin, main ventilation fan, workshops, warehouses, administration buildings and dry facilities.

•

Facilities providing basic infrastructure to the mine, including electric power from the national power grid and water supply from mine workings. The Cata plant site is served by community provided services such as water and sewerage.

•	Underground infrastructure including mine shafts, ramps, ventilation raises, maintenance shops, and mobile equipment fleet.

•	Access by paved roads to the plant and unsealed roads to the tailings facility.

2.2	San Ignacio Mine

This report updates the San Ignacio Mineral Resource Estimate (Brown, 2014; and Waldegger and Brown, 2014) and has an effective date of December 31, 2015. The Mineral Resource estimate was based on data including underground sampling and drill-hole data from 143 diamond drill holes, and wireframe domains that represent eight mineralized veins known as Melladito, Melladito 2, Melladito 3, Melladito Splay, Intermediate, Intermediate 2, Nombre de Dios 1, and Nombre de Dios 2.

Great Panther began developing underground in late November, 2013 using a surface portal and ramping to access both the Intermediate and Melladito veins. New surface facilities include roads, a mechanical shop, an electrical substation, diesel storage, waste dumps, and security facilities.

From late November 2013 until December 31, 2015 a total of 184,489 tonnes grading 126g/t silver and 2.71g/t gold was processed by the Guanajuato Mine. Total mine development to the end of December 2015 was 4,333 meters.

The phase VII surface drill program was duly approved by SEMARNAT and the drill program of 2,168 meters was completed in mid-December 2015. Results from this program prompted the revision of the San Ignacio Mineral Resource Estimate and this report.

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Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

2.3	El Horcon Project

This report updates the initial mineral resource estimate (Brown, 2013) for the Diamantillo, Diamantillo HW, Natividad, and San Guillermo mineralised veins, and has an effective date of July 31, 2015, at the El Horcon Project of Great Panther Silver Limited located in Jalisco State, Mexico.

The El Horcon Project is located in Jalisco State, Mexico. GPR acquired the property in 2012 and owns a 100% interest through Minera Mexicana El Rosario, S.A. de C.V. (MMR), a wholly owned Mexican subsidiary of GPR. The principal metals of interest are gold, silver, lead, and zinc. Mineralization occurs along structures, the largest of which is the Veta Madre with a strike length of 5km. There is minor past production (20th century) through a series of cross cutting adits, and drifting along the structures, notably on the Diamantillo and San Guillermo veins. Production from the Spanish colonial era (16th and 17th centuries) was focused on shallow southwest dipping veins (“mantos”) parallel but northeast of GPR’s drilling.

Currently there is road access to the project. There are no facilities or assets on site.

2.4	Santa Rosa Project

The Santa Rosa Project includes a cluster of non-contiguous mineral claims to the northeast of Guanajuato. Most cover segments of historically known veins within the Sierra vein system, as well as two claims located further north staked more from a regional conceptual nature.

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Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

3.0	RELIANCE ON OTHER EXPERTS

This GMC report has been compiled in-house by GPR personnel, including the author, Robert F. Brown P. Eng., Qualified Person, & V.P. Exploration. The information, conclusions, opinions, and estimates contained herein are based upon internal information available at the time of writing and assumptions, conditions, and qualifications as set forth in this report.

The author, while taking full responsibility for the report content, recognizes the past efforts of Linda Sprigg (former GPR mineral resource geologist and co-author of Brown & Sprigg (2013)), and Michael F. Waldegger, independent mineral resource geologist and co-author of Waldegger and Brown (2014)), as well as Mohammad Nourpour (Vancouver office based Geologist & Spatial Specialist), Alistair Barrett (Vancouver based cartographer), Ledion Bushi (Operations Analyst, MMR), and staff at the mines.

For the purpose of this report, the author has researched property title or mineral rights for the Guanajuato Mine Complex properties and confirms title in the name of Minera Mexicana El Rosario S.A. de C.V. (100% owned Mexican subsidiary of Great Panther Silver Limited).

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Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

4.0	PROPERTY DESCRIPTION AND LOCATION

The Guanajuato Mine Complex properties are situated north of the city of Guanajuato, Guanajuato State, Mexico, approximately 430km northwest of Mexico City (see Figure 4-1). The properties consist of 54 contiguous and non-contiguous claims that cover approximately 29,424.74ha in area (see Table 4-1). The claim groups are located at approximately 21° 03' N latitude and 101° 15' W longitude (NAD 27 UTM 265500E, 2327500N). GPR holds a 100% interest in the properties through its wholly owned Mexican subsidiary, Minera Mexicana El Rosario, S.A.de C.V. (MMR).

For display and description purposes the claims have been subdivided into the Guanajuato Mine, San Ignacio Mine, El Horcon Project, and Santa Rosa Project areas.

Mexican taxes on mineral claims are due bi-annually in January and July (the Company is up to date), and assessment must be filed annually each May (the Company is up to date).

4.1	Guanajuato Mine

The claims that comprise the GPR holdings at Guanajuato Mine are shown in Figure 4-3. Claim boundaries have been legally surveyed. The tailings disposal area and the waste rock dump are contained within the property boundaries in areas where GPR holds surface rights at Guanajuato Mine. There are no known environmental liabilities associated with the mineral claims.

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Horcon Project.
Guanajuato, Mexico

Figure 4-1:	Guanajuato Mine Complex Property

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Guanajuato, Mexico

Figure 4-2:	Guanajuato Mine Complex Claims

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Guanajuato, Mexico

Table 4-1:	Claims that Comprise the GPR Holdings at the Guanajuato Mine Complex

Area	Claim name	Title #	Hectares	Date of Record	Expiration Date
GTO	La Victoria	168162	28.7718	02/03/1981	01/03/2031
GTO	Cata	168163	91.604	02/03/1981	01/03/2031
GTO	Esperanza	168164	47.489	02/03/1981	01/03/2031
GTO	Valenciana	168165	91.9428	02/03/1981	01/03/2031
GTO	Rayas	168167	88.6727	02/03/1981	01/03/2031
GTO	1ra. Ampliacion de Esperanza	168169	8.9073	02/03/1981	01/03/2031
GTO	Primera Ampl. de Valenciana	168170	97.3097	02/03/1981	01/03/2031
GTO	El Borrego	168171	24	02/03/1981	01/03/2031
GTO	El Progreso	180370	30.8635	25/03/1987	24/03/2037
GTO	El Promontorio	180371	10.3232	25/03/1987	24/03/2037
GTO	El Caliche	233320	7.8465	02/03/1981	01/03/2031
GTO	Animas o Espiritu Santo	233312	4.142	02/03/1981	01/03/2031
GTO	San Vicente	233311	3.0552	02/03/1981	01/03/2031
GTO	Pipichagua	160650	6	10/10/1974	09/10/2024
GTO	Nueva Seguridad	160674	27	10/10/1974	09/10/2024
GTO	La Guadalupana	161526	16	25/04/1974	24/04/2024
GTO	Socavon de La Fe	189664	15	05/12/1990	04/12/2040
GTO	El Zapote	214890	80.7106	04/12/2001	03/12/2051
GTO	El Triangulo	229058	0.1237	28/02/2007	27/02/2057
San Ignacio	San Francisco de Pili	168161	97.2871	02/03/1981	01/03/2031
San Ignacio	Purísima Conception	168166	66	02/03/1981	01/03/2031
San Ignacio	San Pedro Gilmonene	168168	72.1458	02/03/1981	01/03/2031
San Ignacio	San Francisco de Asis	169359	6.8808	11/11/1981	10/11/2031
San Ignacio	La Chuparrosa	169360	1.2	11/11/1981	10/11/2031
San Ignacio	San Antonio Primera Ampl. de	177934	49	29/05/1986	28/05/2036
San Ignacio	San Antonio	215568	32.1847	19/12/1991	18/12/2041
San Ignacio	Robledo	191436	49.486	19/12/1991	18/12/2041
San Ignacio	Primera Ampliacion de Sirio	192176	24	19/12/1991	18/12/2041
El Horcon	Ampl. San Ignacio de Loyola	214853	420	04/12/2001	03/12/2051
El Horcon	La Perlita I	215054	226.7442	07/02/2002	06/02/2052
El Horcon	La Perlita Frac. I	215055	280.8344	07/02/2002	06/02/2052

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Horcon Project.
Guanajuato, Mexico

El Horcon	La Perlita Frac. II	215056	181.3383	07/02/2002	06/02/2052
El Horcon	Comanja	215375	99.927	19/02/2002	18/02/2052
El Horcon	Ana Camila	222078	700	07/05/2004	06/05/2054
El Horcon	Ana Camila I	224984	100	06/07/2005	05/07/2055
El Horcon	Horcon 1	225451	222.9318	08/09/2005	07/09/2055
El Horcon	Horcon 2 Fracción I	225467	1222.0977	09/09/2005	08/09/2055
El Horcon	Horcon 2 Fracción II	225468	15	09/09/2005	08/09/2055
El Horcon	Horcon 3 Fracción I	226421	33.183	17/01/2006	16/01/2056
El Horcon	Horcon 3 Fracción II	226422	6.2134	17/01/2006	16/01/2056
El Horcon	Horcon 4 Fracc. I	228452	4387.9491	22/11/2006	21/11/2056
El Horcon	Horcon 4 Fracc. II	228453	10	22/11/2006	21/11/2056
El Horcon	Horcon 4 Fracc. III	228454	2.2936	22/11/2006	21/11/2056
El Horcon	Horcon 4 Fracc. IV	228455	0.1251	22/11/2006	21/11/2056
El Horcon	Horcon 4 Fracc. V	228456	0.0205	22/11/2006	21/11/2056
Santa Rosa	Red. Salaverna	219875	178.8078	23/05/2000	22/05/2050
Santa Rosa	Red. Salaverna Norte 1	217140	1187.0675	16/01/1998	15/01/2048
Santa Rosa	Clavellina	211241	120	18/04/2000	17/04/2050
Santa Rosa	Nuevo Guerrero	186242	27.8617	22/03/1990	21/03/2040
Santa Rosa	Canada de La Virgen	214875	30	04/12/2001	03/12/2051
Santa Rosa	La Prometida	242882	500	21/02/2014	20/02/2064
Santa Rosa	Romeo y Julieta	242684	11,000.50	17/12/2013	16/12/2063
Santa Rosa	Las Monjas	243420	3180.9022	03/10/2014	02/10/2064
Santa Rosa	Jardin de Oro	243423	4213	03/10/2014	02/10/2064
		TOTAL:	29,424.74

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Guanajuato, Mexico

Figure 4-3:	Mineral Claims Map Guanajuato Mine area

4.2	San Ignacio Mine

The claims that comprise the GPR holdings at San Ignacio Mine are shown in Figure 4-4. Surface rights owned by GPR are limited to blocks of ground around the San Ignacio shaft and a newly acquired block over the present underground development (new roads, mine rock dumps, and surface infrastructure). Surface access is negotiated with various individual owners. There are no known environmental liabilities associated with the mineral claims.

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Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Figure 4-4:	Mineral Claims Map San Ignacio Mine area

Lucero Mine
ENDEAVOUR
San Ignacio Mine
San Francisco De Pili
Purisima
San Pedro Gilmonene
San Antonio
1st Ampl. San Antonio
San Francisco De Asis
La Chuparrosa
1st Ampl. De Sirio
Roblero
to Leon
to Guanajuato
LEGEND
San Ignacio claim block
Access roads
Historical mine workings
0
500
1000
metres
LOCATION MAP
El Horcon Project
Santa Rosa Project
AREA COVERED BY MAIN MAP
San Ignacio Mine
Guanajuato Mine Complex
GREAT PANTHER SILVER LTD.
San Ignacio Mine Area
Guanajuato State, Mexico
Mineral Claim Map
4.4

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Guanajuato, Mexico

4.3	El Horcon Project

The claims that comprise the GPR holdings at the El Horcon project are shown in Figure 4-5. The El Horcon Project property is situated north of the city of Leon (Guanajuato State), in the state of Jalisco, Mexico, approximately 470km northwest of Mexico City (see Figure 4-1). The claim group is located at approximately 21° 22' N latitude and 101° 45' W longitude (NAD 27 UTM 220,000mE & 2,365,000mN). There are no known environmental liabilities associated with the mineral claims.

Figure 4-5:	Mineral Claims Map El Horcon Project area

4.4	Santa Rosa Project

The claims that comprise the GPR holdings at San Ignacio Mine are shown in Figure 4-6. Access to the area being explored and drilled by GPR in 2012 is provided by highway 110 northeast from Guanajuato to Dolores Hidalgo, turning off onto a gravel road 13km NE of Guanajuato at the village of Santa Rosa, and then proceeding to the village of Canada de la Virgin another 40km to the northeast. There are no known environmental liabilities associated with the mineral claims.

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Guanajuato, Mexico

Figure 4-6:	Mineral Claims Map Santa Rosa Project Area

Las Monjas
Romeo y Julieta
San Felipe
Providencia
past producer
Jardin De Oro
La Prometida
Red. Salaverna Norte 1
Cañada De La Virgen
Clavellina
Red. Salaverna
Santa Rosa
past producer
Nuevo Guerrero
Bolañitos
producer
ENDEAVOUR SILVER
Lucero
producer
ENDEAVOUR SILVER
San Ignacio
Valenciana
Cata
Rayas
Guanajuato
El Cubo
Las Torres
past producer
10km
LEGEND
Santa Rosa Claim Block
Major Mining Operation
Artisanal Mine
AREA COVERED BY MAIN MAP
El Horcon Project
Santa Rosa Project
LOCATION MAP
GREAT PANTHER SILVER LTD.
Santa Rosa Project
Guanajuato State, Mexico
Mineral Claim Map
Date
Scale
As Shown
Figure
4.6

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Guanajuato, Mexico

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1	Guanajuato Mine

5.1.1	Accessibility

The property is situated along the north eastern side of the city of Guanajuato and is accessible via city streets. Guanajuato has a population of approximately 153,400 and is located within 50km, by road, of an international airport at León, Mexico. The project is easily accessible from major population centres in central Mexico via a system of modern roads.

5.1.2	Climate

Central Mexico has a dry climate with an annual precipitation of about 600mm per year generally falling between June and October. The annual mean temperature is 25°C, but winters can be cool with lows approaching 0°C. Exploration and mining work can be conducted year-round uninterrupted by weather.

5.1.3	Local Resources

Guanajuato has a long history of mining so labour and supplies are readily available. Storage, waste disposal, and plant sites are well established.

5.1.4	Physiography

Guanajuato is located on the Central Plateau of Mexico in the Sierra Guanajuato Mountains. The terrain is moderately rugged, with elevations on the property ranging from 1,600 to 2,200masl. Hillsides are deeply incised by drainage and slopes are moderately to extremely steep. Vegetation consists of grasses, small trees, shrubs, and cacti. Larger trees grow in the valley bottoms where there is more water.

5.2	San Ignacio Mine

5.2.1	Topography, Elevation, and Vegetation

The Property area is characterized by rolling hills with small-incised drainages, which generally provide windows through thin soil cover to good bedrock exposures.

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Guanajuato, Mexico

Two small villages (San Pedro and Mexiamora) are located within the property, as are several other isolated homes and small farms. Some of the property is underlain by cultivated land on which local farmers grow corn.

5.2.2	Accessibility

Access to the property is provided via a 35-minute drive from the outskirts of the city of Guanajuato, mostly by paved road through the towns of Santa Ana and Cristo Del Rey.

The property is located approximately 8 km northwest of the city of Guanajuato, in Guanajuato State, Mexico, and approximately 430km by road northwest of Mexico City. The city of Guanajuato has a population of nearly 150,000 inhabitants and is serviced by an international airport located on the outskirts of Silao, a 30-minute drive on a toll road from Guanajuato.

5.2.3	Climate and Physiography

Exploration and mining work can be conducted year-round uninterrupted by weather. The area has a dry climate with an annual precipitation of about 600 mm, generally falling between June and October. The annual mean temperature is 25°C; however, winters can be cool, with lows approaching 0°C.

5.2.4	Infrastructure and Local Resources

The Company has negotiated surface rights sufficient for mining operations. Grid power is available to the property, and some buildings and storage sheds exist on site at the old San Ignacio shaft. New surface facilities near the ramp include roads, a mechanical shop, an electrical substation, diesel storage, waste dumps, and security facilities.

Most of the supplies and labour required for the exploration programs were sourced from the cities of Guanajuato or Leon. The area has a long history of mining, and there is an ample supply of skilled personnel and the surface facilities sufficient for a mining operation.

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Guanajuato, Mexico

5.3	El Horcon Project

5.3.1	Accessibility

The El Horcon Project is situated along the eastern side of the Sierra Guanajuato mountain range and is accessible via a rough access road 10km north of Comanja, Jalisco. Comanja is a small village and has a population of approximately 500 people and is located within 40km, by road, of an international airport at León, Guanajuato. The El Horcon Project is easily accessible from major population centres in central Mexico via a system of modern roads.

5.3.2	Climate

Central Mexico has a dry climate with an annual precipitation of about 600mm per year generally falling between June and October. The annual mean temperature is 25°C, but winters can be cool with lows approaching 0°C. Exploration and mining work can be conducted year-round uninterrupted by weather.

5.3.3	Local Resources

Access to local resources is within the city of Leon (~1 million inhabitants), 50km south of the El Horcon Project.

5.3.4	Physiography

The El Horcon Project is located on the Central Plateau of Mexico in the Sierra Guanajuato Mountains. The terrain is moderately rugged, with elevations on the property ranging from 1,600 to 2,400masl. Hillsides are deeply incised by drainage and slopes are moderately to extremely steep. Vegetation consists of grasses, small trees, shrubs, and cacti. Larger trees grow in the valley bottoms where there is more water.

5.4	Santa Rosa Project

5.4.1	Accessibility

The southern claims of the Santa Rosa Project are situated along the eastern side of the Sierra Guanajuato mountain range and are accessible via road access 20km northeast of Guanajuato, Guanajuato. The city of Guanajuato has a population of nearly 150,000 inhabitants and is serviced by an international airport located on the outskirts of Silao, a 30-minute drive on a toll road from Guanajuato. The more northerly claims in the Santa Rosa project are located nearer the town of San Felipe, an 80km drive north of Guanajuato by paved road.

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Guanajuato, Mexico

5.4.2	Climate

Central Mexico has a dry climate with an annual precipitation of about 600mm per year generally falling between June and October. The annual mean temperature is 25°C, but winters can be cool with lows approaching 0°C. Exploration and mining work can be conducted year-round uninterrupted by weather.

5.4.3	Local Resources

Access to local resources is available within the city of Guanajuato (150,000 inhabitants) and San Felipe.

5.4.4	Physiography

The Santa Rosa Project is located on the Central Plateau of Mexico in the Sierra Guanajuato Mountains. The terrain is moderately rugged, with elevations on the mineral claims ranging from 1,600 to 2,400masl. Hillsides are deeply incised by drainage and slopes are moderately to extremely steep. Vegetation consists of grasses, small trees, shrubs, and cacti. Larger trees grow in the valley bottoms where there is more water.

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Guanajuato, Mexico

6.0	HISTORY

6.1	Guanajuato Mine

Exploration in the Guanajuato Mine area dates back to 1548 when silver mineralization was first discovered in the La Luz area by Spanish colonists. Two years later an outcrop of the Veta Madre was found on what is now the Rayas mineral claim. Mining took place on a relatively small scale until the early 1700s when application of explosives for tunneling resulted in a significant increase in productive capacity. In the latter portion of the 18th century, Antonio Obregón y Alcocer financed the discovery and development of the Valenciana Mine (within the present Valenciana mineral claim). This mine became one of the premier silver mines in the world, at the time accounting for a third of global annual silver production. As a result of the success of the Valenciana Mine, Alcocer was bestowed the title of Count Valenciana. The Spanish controlled mining in the district until 1816 when mining ceased and all production facilities were destroyed during the Mexican War of Independence. The Valenciana Mine was reopened in 1868 with British capital. The British interests ran the mines for ten years but did not enjoy much success, losing a considerable amount of money. Operations at that time were hampered by a lack of rail facilities and the necessity for hauling heavy equipment from the coast by mule. Mining production declined during the early 1900s due to low metal prices. At that time, American interests acquired and reopened many of the mines. Old ore dumps and tailings were reprocessed to extract gold and silver using the newly discovered cyanide process; however, the onset of the Civil War in 1910 severely curtailed mining activity in the country, resulting in a decades-long slump in production.

By the mid-1930s, demands for higher pay and better working conditions resulted in the mines being turned over to the Sociedad Cooperativa Minera Metalurgica Santa Fe de Guanajuato (the Cooperative) in 1939. The Cooperative operated several mines in the district throughout the latter half of the 20th century and into the 2000s. GPR acquired the Guanajuato Mine from the Cooperative in 2005. The operation included two main properties (Guanajuato and San Ignacio claims), a plant, workshops and administration facilities, mining infrastructure, equipment, and certain surface rights (real estate). The total purchase price was US$7,250,000 (paid) consisting of staged cash payments to the end of 2006. At the time of the purchase, the operation suffered from lack of investment and working capital, and had not run at full capacity since 1991. GPR resumed production in 2006 and has run continuously since that time. Production achieved by GPR to the end of July, 2015 is summarized in Table 6-1 below.

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Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Table 6-1:	Guanajuato Mining Complex Production Figures – Great Panther Silver Limited - Guanajuato and San Ignacio Mine

Year	Tonnes	Oz Silver	Oz Gold
2006	86,111	105,480	988
2007	203,968	521,225	3,794
2008	155,079	848,083	5,488
2009	138,517	1,019,751	6,748
2010	144,112	1,019,856	6,619
2011	169,213	959,490	7,515
2012	174,022	1,004,331	10,350
2013*	221,545	1,079,980	15,063
2014*	267,812	1,239,009	15,906
2015*	179,522	1,042,072	14,502
Total	1,739,901	8,839,277	86,973

*Source: GPR Annual reports for 2006 to 2014 inclusive, 2015 details from production records to July 31, 2015. 2013-2015 tonnes and ounces silver and gold include San Ignacio Mine.

6.2	San Ignacio Mine

Exploration in the Guanajuato mining district dates back to 1548, when silver mineralization was first discovered in La Luz area by Spanish miners on their way to find their fortune on the newly discovered bonanza veins in the Mexican state of Zacatecas. Historical documentation has indicated that mining activity on the La Luz vein system has passed through numerous boom and bust cycles. No mining records remain of work undertaken in the area from 1548 until 1793. Research by Great Panther geologists has turned up a number of maps post-dating 1793, depicting the development and mining from a number of shafts and adits.

The Sociedad Cooperativa Minera Metalurgica Santa Fe de Guanajuato (the Cooperative), which began its existence in 1939, amassed what is now the San Ignacio property (see section 6.1) .

July 2015	Page 6-2

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

The Cooperative operated several mines in the Guanajuato Mining district throughout the latter half of the 20th and into the 21st Century, including the Guanajuato Mine at Guanajuato, Mexico.

On the San Ignacio Property there are twelve known historical workings including major shafts at San Ignacio, Purísima, Pili, and San Jose de Garcia. No production figures for these workings are available except for those relating to the mining by the Cooperative from the San Ignacio shaft. Cooperative records from 1977 to 2001 indicate that 617,455 tonnes at a grade of 113g/t Ag and 1.01g/t Au were extracted from the San Ignacio shaft along a parallel structure to those in this mineral resource estimate report, at an average rate of 85t/d. As there was no processing facility at San Ignacio, ore was trucked back to the Guanajuato Mine plant in the main Guanajuato Mine Complex, approximately 20km by road.

The Cooperative initiated diamond drilling on the San Ignacio property in 1979 with drilling from underground workings at the San Ignacio shaft. Holes from surface were drilled sporadically during the period from 1982 until 1990 and focused on a vein system parallel and to the east of the mineral resource in this report. Robert Brown has been informed through personal communication that the drill core from these holes no longer exists, although the logs and assays from these holes are available in the Mine Geology Department at the Cata mine site in Guanajuato and in electronic format. The Cooperative data was not included in the resource estimate.

Great Panther has recovered material from low-grade surface stockpiles (San Jose de Gracia shaft area) on the San Ignacio property and processing it in the Guanajuato Mine plant. A total of 10,252 tonnes averaging 0.42g/t Au and 61g/t Ag has been processed since the start of the campaign in March 2011 ending in March 2012. Mine development by Great Panther commenced in October 2013. Production from San Ignacio Mine is tabulated from production records from late 2013 to December 31, 2015 (see Table 6-2).

Table 6-2:	San Ignacio Mine Production Figures – Great Panther Silver Limited – San Ignacio Mine

Year	Tonnes	Oz Silver	Oz Gold
2013	1,082	4,209	73
2014	54,154	224,601	4,335
2015*	129,253	519,667	11,648
Total	184,489	748,477	16,056

*Source: January 1 - December 31, 2015 details are from production records.

July 2015	Page 6-3

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

6.3	El Horcon Project

The earliest exploitation of veins on the El Horcon Project area was by the Jesuits, during the Spanish reign, from the late 1500’s to their expulsion from Mexico in 1767. No production records are available, and various shallow southwest dipping veins were mined all to the immediate northeast of the drilling of GPR. Minor amounts of exploitation have been conducted, both by drifting along the veins and by stoping, on the Diamantillo and San Guillermo veins (including but not limited to the El Horcon, La Luz and Diamantillo underground access tunnels).

In 1932 a mining engineer Charles E. Pouliot completed a mining study and evaluation of pillars, fill and remaining portions of the Diamantillo, San Guillermo and veins exploited by the Jesuits. It is not known if exploitation ensued. During the latter part of the 20th century several bulk samples were shipped to various mills for metallurgical evaluation of these sulfide rich veins.

A number of academic geological studies have been completed in the late 20th century by the Mexican Geological Survey. In 2004 and 2005 Mauricio Hochschild Mexico (MHM) conducted significant geological, structural, and geochemical studies on the veins of the Comanja area, followed by drilling of 12 core holes totalling 3,570.3m. In 2008 and 2009 EXMIN conducted further geological and geochemical studies, including underground mapping and sampling, and core drilling (5 holes totaling 1,052m) in an effort to move the project to exploitation, without success.

GPR purchased 100% of the El Horcon Project in 2012 which included most of the exploited veins mentioned above, with the exception of certain internal claims covering portions of the veins.

6.4	Santa Rosa Project

The core of the Santa Rosa Project claims (other than Prometida and Romeo y Julieta claims) cover vein exposures along the Sierra vein system, along the eastern flank of the central Veta Madre vein. Minor amounts of pitting, short adits, and shallow vertical shafts have been completed with minor amount of vein exploitation. No records are available as to these activities, likely from the late 1500’s to relatively recently. GPR completed due diligence sampling during 2011 and purchased the Santa Rosa claims during the same year. The Canada de Virgin claim was part of the Cooperative claim block (Guanajuato Mine) purchased by GPR in 2006. The Prometida, Las Monjas, Jardin de Oro, and Romeo y Julieta mineral claims were staked by GPR in 2012 as part of a regional geological evaluation.

July 2015	Page 6-4

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

7.0	GEOLOGICAL SETTING AND MINERALIZATION

7.1	Regional Geology

The GMC is in the Guanajuato Mining District, which is located in the southern part of the Mesa Central physiographic province. The Mesa Central is an elevated plateau of Cenozoic volcanic and volcaniclastic rock located in central Mexico. It is bounded to the north and east by the Sierra Madre Oriental, to the west by the Sierra Madre Occidental, and to the south by the Trans-Mexican Volcanic Belt.

Rocks within the Mesa Central consist of a Paleocene to Pliocene sequence of dacite-rhyolite, andesite, and basalt, with related intrusive bodies and intercalated local basin fill deposits of coarse sandstones and conglomerates. This Cenozoic volcanic-sedimentary sequence overlies a package of deformed and weakly metamorphosed Mesozoic submarine mafic volcanic and turbidite rocks.

Within the Mesa Central, the GMC is located in the Sierra de Guanajuato, a northwest-trending anticlinal structure approximately 100km long and 20km wide (see Figure 7-1 and 7-1a). The strata within the belt are transected by northwest, north, east-to-west, and northeast-trending regional scale faults. It is predominantly the northwest-trending structures, however, which control the position of mineralization. Normal fault movement along northeast-trending faults resulted in the downward displacement of certain blocks and the preservation of strata that was eroded in other areas. The northeast faults are therefore important locators of mineral camps within the belt.

Cretaceous volcanic rocks of La Luz Basalt underlie the San Ignacio property. These rocks are part of a volcanic-sedimentary complex that has various tectonic interpretations, but in general preserves a tectonic history probably related to northeastward tectonic thrust emplacement. By contrast, much of the area to the south (e.g., in and around Guanajuato Mine) is underlain by a series of Tertiary volcanic rocks that lie unconformably on La Luz Basalt. The lower Guanajuato Conglomerate is widespread and is of mid-Eocene to early Oligocene. Later, volcanic rocks were deposited unconformably on the Guanajuato conglomerate in a caldera setting at the intersection of regional northeast and northwest mid-Oligocene extensional fracture systems.

Three main northwest-trending precious metal-bearing vein systems occur in the district: the Sierra, Veta Madre, and La Luz systems.

July 2015	Page 7-1

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Figure 7-1:	Guanajuato Mine Complex Regional Geology

July 2015	Page 7-2

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Figure 7- 1a:	Guanajuato Mine Complex Regional Geology Legend

Legend to accompany Figure 7.1 - Regional Geology Map

SIMBOLOGÍA

CUATERNARIO
- ALUVIÓN
- CONGLOMERADO POLIMÍCTICO
- BASALTO
- TRAQUIANDESITA

TERCIARIO
NEÓGENO
- ARENISCA - TOBA RIOLÍTICA
- DEPÓSITO LACUSTRE
- ARENISCA - CONGLOMERADO POLIMÍCTICO

PALEÓGENO
- ANDESITA
- RIOLITA - TOBA RIOLÍTICA
- RIOLITA - IGNIMBRITA
- TOBA RIOLÍTICA
- RIOLITA (Y DOMOS)
- IGNIMBRITA - TOBA RIOLÍTICA
- LATITA (Y DOMOS)
- TRAQUITA
- ANDESITA - DACITA
- IGNIMBRITA
- RIODACITA
- ANDESITA
- DACITA - ANDESITA
- CONGLOMERADO POLIMÍCTICO

CRETÁCICO
SUPERIOR
- LUTITA - ARENISCA
- CALIZA
- LUTITA - CALIZA

INFERIOR
- CALIZA - LUTITA
- CALIZA
- YESO

JURÁSICO
SUPERIOR
- LUTITA - CALIZA
- VOLCANO SEDIMENTARIO
- BASALTO
- TONALITA
- DIORITA
- ULTRAMÁFICA

ROCAS ÍGNEAS INTRUSIVAS
- GABRO
- GRANITO

ELEMENTOS ESTRUCTURALES
- CONTACTO GEOLÓGICO
- RUMBO Y ECHADO
- FOLIACIÓN
- FLUJO DE LAVA
- DOMO
- FALLA NORMAL
- FALLA NORMAL INFERIDA
- FALLA INVERSA
- FALLA INVERSA INFERIDA
- ANTICLINAL
- ANTICLINAL RECUMBENTE
- SINCLINAL
- SINCLINAL RECUMBENTE
- FRACTURA
- FRACTURA MEDIDA
- LÍNEA DE SECCIÓN

SÍMBOLOS MINEROS

MINAS
- MANIFESTACIÓN PEQUEÑA DE MINERAL IN-SITU
- MINA EN PRODUCCIÓN
- MINA ABANDONADA
- MINA EN REACTIVACIÓN
- PROSPECTO

BANCO DE ROCAS DIMENSIONABLES
- EN EXPLOTACIÓN
- ABANDONADO
- PROSPECTO

BANCO DE AGREGADOS PÉTREOS
- EN PRODUCCIÓN
- ABANDONADO
- PROSPECTO

TIPOS DE PLANTAS
- PLANTA DE BENEFICIO
- PLANTA GEOTÉRMICA
- PROCESADORA DE NO METÁLICOS

MUESTREO
- PETROGRÁFICO
- ESQUIRLA
- MINERAGRÁFICO
- PALEONTOLÓGICO
- DATACIÓN RADIOMÉTRICA

ALTERACIONES
CLOR	CLORITIZACIÓN
PIRI	PIRITIZACIÓN
ARGI	ARGILITIZACIÓN
SILI	SILICIFICACIÓN
CAOL	CAOLINIZACIÓN
CARB	CARBONATACIÓN
OXID	OXIDACIÓN
TURM	TURMALINIZACIÓN

- LÍMITE DE ALTERACIÓN

DEPÓSITOS MINERALES

FORMA
VT	VETA
CH	CHIMENEA
MS	MASIVO
SK	STOCKWORK
ES	ESTRATIFORME
DS	DISEMINADO
LT	LENTICULAR
MA	MANTO

ORIGEN
06	EXHALATIVO
07	HIDROTERMAL
08	MAGMÁTICO
12	PLACER
14	REEMPLAZAMIENTO
16	SEDIMENTARIO
17	SINGENÉTICO
25	METASOMATISMO DE CONTACTO

NATURALEZA DE LA MINERALIZACIÓN
SF	SULFUROS
OX	ÓXIDOS
CB	CARBONATOS
SC	SILICATOS
AL	ALUMINOSILICATOS
FF	FOSFATOS
FL	FLUORUROS
NT	ELEMENTOS NATIVOS

SÍMBOLOS TOPOGRÁFICOS
- POBLADO
- CARRETERA
- TERRACERÍA TRANSITABLE EN TODO TIEMPO
- TERRACERÍA TRANSITABLE EN TIEMPO SECO
- BRECHA
- VEREDA
- VÍA DE F.F.C.C.
- AEROPUERTO
- CURVA DE NIVEL
- CORRIENTE PERENNE
- CORRIENTE INTERMITENTE
- CUERPO DE AGUA

EQUIDISTANCIA ENTRE CURVAS DE NIVEL: 500 m

From Servicio Geológico Mexicano, "Carta Geológico-Minera, Guanajuato F14-7", 1:250,000, 1997

GREAT PANTHER SILVER LTD.

Guanajuato Area Properties
Guanajuato & Jalisco States, Mexico

Regional Geology Map
LEGEND

Date: Jul 2015 | To Accompany Figure: 7.1

July 2015	Page 7-3

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

7.2	Guanajuato Mine

7.2.1	Local and Property Geology

The Guanajuato Mining District is underlain by Mesozoic marine sediments and predominantly mafic submarine lava flows, of the Luz and Esperanza Formations, which are weakly metamorphosed and intensely deformed. This basal sequence is cut by a variety of intrusive bodies ranging in composition from pyroxenite to granite with tonalitic and dioritic intrusive being the most volumetrically significant.

Cenozoic volcanic and volcanogenic sediments unconformably overlie the Mesozoic basement rocks. In the area the oldest Cenozoic unit is the Paleocene Comanja granite, this was followed by the Eocene extrusion of andesite which was sporadically deposited and contemporaneous with the deposition of the Guanajuato conglomerate in localized grabens. The Guanajuato conglomerate underlies an unconformity beneath a sequence of felsic to mafic volcanic rocks that consist of Oligocene ignimbrites, lava flows and domes. The local area geology is shown on Figure 7-2.

The country rocks are transected by numerous faults which host precious metal-bearing veins, stock-works and breccias. The deposits are Oligocene in age and hence contemporaneous with the eruption of felsic – intermediate volcanic rocks. The primary strike direction of the faults which host the veins is northwest, less significant are north-south, east-west, and northeast orientations. Principal fault systems in the Guanajuato camp are the La Luz, Sierra, and Veta Madre; these are displayed on Figure 7-2. The Veta Madre hosts the Mineral Resource that is the subject of this report. This Veta Madre structure is traceable for 25km through the district. It strikes northwest-southeast and dips at ~45 degrees to the southwest. A cross section through the local area geology is shown as Figure 7-3.

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Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

Figure 7-2:	Local Area Geology for the Guanajuato Mine Complex – With Section Line of Figure 7- 3 Shown

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Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

Figure 7-3:	Local area geology cross section showing approximate ore outlines of Randall’s (1994) Lower Ore and the approximate ore outline of the Guanajuato Mine projected onto the section line

7.2.2	Mineralization

In the GMC, mineralization occurs within fault zones as discontinuous shoots and tabular bodies. It is apparent from mine plans that stopes can be in the order of 700m long and extend for 400m vertically. Zone thickness ranges from centimetre-scale to tens of metres. The mineralizing event is thought to have taken place during the Oligocene, a period of intense felsic volcanic activity in the area, and comprised three stages termed pre-ore, ore, and post-ore. Pre-ore mineralization consists of trace silver and gold with accessory quartz and adularia. Ore mineralization comprises an early silver-rich phase associated with adularia, as well as a later low-silver variant, which is typified by calcite and quartz. The post-ore mineralization is also precious metal-poor, with accessory calcite, dolomite, and fluorite.

The primary economic components are silver and gold, with silver the more important of the two. Base metals do not normally occur in economic concentrations. Average silver grades of the ore are typically in the 100g/t Ag to 500g/t Ag range but locally can be over 1,000g/t Ag. Gold grades are generally in the 0.5g/t Au to 2g/t Au range, with the exception of Santa Margarita where average grades are in the range of 5-7g/t Au. Relative gold and silver contents at Santa Margarita are quite different from Cata, Pozos and Guanajuatito. The average silver to gold ratio in Cata is roughly 225:1, at Pozos 250:1, at Guanajuatito 275:1 while at Santa Margarita 3.5:1. Within the mine, drill core and channel samples are not normally analysed for base metals so an average grade for Cu, Pb or Zn is not obtainable.

July 2015	Page 7-6

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

Mineralization at the GMC is closely associated with the structural history. The “Veta Madre” quartz-adularia vein / breccia system is closely associated with the Veta Madre fault and an associated diorite dyke (thickness varying from discontinuous lenses at Guanajuatito to a 50-100m thick body in the Cata, Los Pozos, and Santa Margarita areas), oriented 325-degrees with a 45-degree southwest dip. The Veta Madre forms along the dyke contacts, and in the footwall Esperanza Formation footwall rocks to the Madre fault. At the Guanajuatito zone the main mineralization occurs just into the footwall Esperanza Formation deformed siltstone and shale. Four (4) zones were modeled at Guanajuatito, with the Veta Madre and the closely associated footwall (FW) zone being dominant below the 80 level (Figure 7-4). At the Cata zone, Veta Madre mineralization occurs along the base of the diorite dyke with the Esperanza Formation, and as seven (7) separately modelled zones within the diorite. A number of these zones are shallow dipping structural splays (Figure 7-5). The Los Pozos and Los Pozos SE zones are vein stockwork to breccia systems (Veta Madre) at the base of the diorite dyke and into the Esperanza Formation (Figure 7-6). The Santa Margarita zones form a complex structural set of four (4) bodies within the diorite dyke and at its upper contact with the Guanajuato Formation conglomerates or basal andesite. These are above the Veta Madre breccia which is at the diorite contact with the footwall Esperanza Formation, but in this area is barren (Figure 7-7). The San Cayetano zone occurs deep in the Veta Madre south of the Rayas shaft, and tends to be narrow and often in the upper portion of the Veta Madre (Figure 7-8). The Promontorio zone occurs in the hanging-wall Guanajuato Formation conglomerates immediately above the Veta Madre structure at the contact of the Guanajuato Formation and the diorite dyke (Figure 7-9). At Valenciana there are parallel mineralized structures (Veta Madre) at the Esperanza Formation – Diorite contact and into the Esperanza Formation (Figure 7-10).

The best mineralization is often found related to bends in the Veta Madre orientation (Barclay, 2007 and Rhys, 2013) such as at San Vicente in the Rayas area, and at Cata and Santa Margarita. These structural bends may be due to changes in rock type competencies, and varying thickness of the diorite dyke.

The vertical extent of the deposits at Guanajuato spans over 700m (2,200m to 1,500m elevations and open to depth). Mineralization occurring above 2,100m elevation was termed “upper ore”, between 2,100m and 1,700m “lower ore”, and below the 1,700m elevation “deep ore” (Randall, 1994). Fluid inclusion microscope work (Moncada, 2011) from over 850 samples gathered through the mine and in deep drilling from the Santa Margarita area, indicated boiling zones from the 2,100m to 1500m (deepest drilling at the GMC) elevations. Moncada’s work, along with Barclay and Rhys’s structural observations of up to eight (8) stages of crosscutting brecciation, and the variable range of Ag:Au ratios indicate that the mineralization along the Veta Madre is associated with multi-phase structural activity and fluid flow.

July 2015	Page 7-7

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Figure 7-4:	Property Geology - Guanajuatito – cross section 2940N with ramp access shown. View looking north-northwest, Elevation masl

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

Figure 7-5:	Property Geology – Cata Clavo – cross section 12.5N with ramp access shown. View looking northwest, Elevation masl

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Guanajuato, Mexico

Figure 7-6:	Property Geology – Los Pozos – cross section 337.5N with ramp access shown. View looking north-northwest, Elevation masl

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Guanajuato, Mexico

Figure 7-7:	Property Geology – Santa Margarita – cross section 100S with ramp access shown. View looking north-northwest, Elevation masl

Looking Az.326°
Level 390
390-Ramp 85
390-Ramp 85
Level 435
390-Ramp 85
Ramp 435-151
Ramp 435-151
Front 475-123N
Front 490-151N
Ramp 435-151
SANTA MARGARITA BRECCIA
SANTA MARGARITA F.W.
LEGEND
Diorite
Lutite
Andesite
Veta Santa Margarita
Quartz stockwork
Fault
Mine workings
Drill hole
0
25
GREAT PANTHER SILVER LTD.
Guanajuato Mine Area
Guanajuato State, Mexico
Property Geology
Santa Margarita Cross Section 100S
7.7

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
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Guanajuato, Mexico

Figure 7-8:	Property Geology – San Cayetano– cross section 350S. View looking north- northwest, Elevation masl

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Figure 7-9:	Property Geology – Valenciana – cross section 1800N. View looking north- northwest, Elevation masl

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Figure 7-10:	Property Geology – Promontorio – cross section 450S. View looking north- northwest, Elevation masl

7.3	San Ignacio Mine

7.3.1	Local and Property Geology

The San Ignacio property is underlain by a monotonous package of basalt (Kbas) and andesite (Kanlf) volcanic rocks belonging to the lower Cretaceous La Luz andesite (Randall R. et al., 1994; Stewart, 2006; Baker, 2012). The basalt generally has subtle to well-developed pillow structures that are locally flattened. In a few localities, inter-pillow hyaloclastite is present and is characterized by a fine breccia composed of devitrified glass shards in a fine groundmass. Primary layering and tops-up indicators are generally difficult to determine from the small outcrops typical of the property, but according to Stewart (2006), the San Ignacio property stratigraphy is not overturned.

Andesite is generally massive to locally feldspar-phyric to laminated (very rarely), and was probably formed by accumulation of a series of extrusive flows and ash falls.

Locally, these volcanic rocks have interbeds composed of sandstone, siltstone, or fine, pale ash layers (generally sericite-quartz). A more coarse-grained felsic (possibly dacite) unit is exposed northwest of the San Jose Mine in the southern part of the property. Where observed, bedding is generally shallowly dipping.

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The mapped distribution of basalt and andesite units is consistent with a lower unit of pillowed basalt, overlain and broadly in-folded with andesite. Although Stewart (2006) mapped mostly Kbas across the San Ignacio property, he also reported that the stratigraphy east of Guanajuato generally consists of a lower pillowed basalt unit overlain by varied andesite volcanic rocks, so it is likely that similar stratigraphy is present at San Ignacio.

The mapped distribution of basalt and andesite units is consistent with open, shallowly plunging, property-scale folding.

Two types of dykes are present on the property, and both are quite rare. In the northern part of the property, a few fine-grained mafic dykes are exposed and preserve foliation and fractures similar to the host volcanic rocks, so these dykes are probably quite early. Fine-grained felsic dykes occur locally near the Veta Nombre de Dios structure, and are generally moderately silicified with minor fine-grained pyrite.

The interpreted property geology map is presented in Figure 7-11.

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Figure 7-11:	San Ignacio Mine Geology Map

2,329,500 mN
2,329,000 mN
2,328,500 mN
2,328,000 mN
2,327,500 mN
2,327,000 mN
2,326,500 mN
257,500 mE
258,500 mE
259,000 mE
259,500 mE
260,000 mE
San Francisco
Pili
San Pablo adit
Sangria
San Ignacio
Purisima
Nuevo
La Boveda
Boca Mina San Jose
Lurves
???
Silvita
San Jose
La Chuparosa
0
500
metres
Outcrop Lithology
Kantf
Kanlf
Kbas
Shear Zone
Kantfd
Kdi
Kbasd
Claim Outline
Region
Mine Workings
Adit entrace
Trech
Waste Dump
Trench
Mine
Mine Tailings
Shaft
Interpreted Lithology
Kanlf
Kantf
Kbas
Vein
GREAT PANTHER SILVER LTD.
San Ignacio Mine Area
Guanajuato State, Mexico
Property Geology Map
Date
July 2014
Scale
as shown
Datum
WGS84 Z14
Figure
7.11

July 2015	Page 7-16

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

7.3.2	Mineralization

The most important phase of mineralization in the Guanajuato district consists of epithermal silver-gold veins contained within northwest-trending, Cenozoic-age faults. La Luz structure consists of numerous mineralized fractures in a northwesterly-trending orientation, which extends for a known strike of approximately 8km long. Historically productive veins on the property include Veta Melladito, and Veta Plateros. Other veins identified in the recent Great Panther drilling are the Melladito 2, Melladito 3, Melladito Splay, Intermediate, Intermediate 2, Nombre de Dios 1, and Nombre de Dios 2 veins. Within the veins, mineralization is contained within tabular veins, vein stockwork, and breccias. The eight veins with structural continuity inferred from surface mapping and diamond drilling from surface have been defined up to 950m along strike and 350m down dip. Six of the veins are very steeply dipping and two are shallowly dipping and are likely off-shoots of the other veins. The veins are accompanied by hydrothermal alteration, consisting of argillic, phyllic, silicic, and propylitic facies.

The primary economic components are silver and gold with approximately equal contributions of each. Economic mineralization consists of fine-grained disseminations of acanthite and pyragerite (silver minerals), electrum (gold-silver mineral), with accessory pyrite, and very minor sphalerite and chalcopyrite. Mineral textures in this zone are typically fracture filling, drusy, and colloform masses.

Average silver grades of the six veins range from 84g/t Ag to 250g/t, while average gold grades range from 2.71g/t Au to 3.98g/t.

7.4	El Horcon Project

7.4.1	Local and Property Geology

The El Horcon project area is underlain by Mesozoic marine sediments and predominantly mafic submarine lava flows, of the Luz and Esperanza Formations; these are weakly metamorphosed and intensely deformed. This basal sequence is cut by a variety of intrusive bodies ranging in composition from pyroxenite to granite with tonalitic and dioritic intrusive being the most volumetrically significant.

Cenozoic volcanic and volcanogenic sediments unconformably overlie the Mesozoic basement rocks. In the area the oldest Cenozoic unit is the Paleocene Comanja granite, this was followed by the Eocene extrusion of andesite which was sporadically deposited and contemporaneous with the deposition of the Guanajuato conglomerate in localized grabens. The Guanajuato conglomerate underlies an unconformity beneath a sequence of felsic to mafic volcanic rocks that consist of, Oligocene ignimbrites, lava flows and domes. The local area geology is shown on Figure 7-12 (and Figure 7-1a (Legend)).

July 2015	Page 7-17

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Within the El Horcon Project area quartz-dominant veins follow fractures and faults and are hosted within the Comanja granite, as well the surrounding Mesozoic meta-volcanic and meta-sedimentary rocks.

Figure 7-12:	Local Area Geology for the El Horcon Project

July 2015	Page 7-18

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Legend to accompany Figure 7.12 - El Horcon Property Geology Map

SIMBOLOGÍA

CUATERNARIO
- Qal — ALUVIÓN
- QCgp — CONGLOMERADO POLIMÍCTICO
- QB — BASALTO
- QTqA — TRAQUIANDESITA

TERCIARIO
NEÓGENO
- Tpl Ar-TR — ARENISCA - TOBA RIOLÍTICA
- TplE — DEPÓSITO LACUSTRE
- Tm Ar-Cgp — ARENISCA - CONGLOMERADO POLIMÍCTICO

PALEÓGENO
- ToA — ANDESITA
- To R-TR — RIOLITA - TOBA RIOLÍTICA
- To R-Ig — RIOLITA - IGNIMBRITA
- ToTR — TOBA RIOLÍTICA
- ToR — RIOLITA (Y DOMOS)
- To Ig-TR — IGNIMBRITA - TOBA RIOLÍTICA
- ToLa — LATITA (Y DOMOS)
- ToTq — TRAQUITA
- To A-Da — ANDESITA - DACITA
- ToIg — IGNIMBRITA
- ToRd — RIODACITA
- TnA — ANDESITA
- To Da-A — DACITA - ANDESITA
- Tpac Cgp — CONGLOMERADO POLIMÍCTICO

CRETÁCICO
SUPERIOR
- Ks Lu-Ar — LUTITA - ARENISCA
- KsCz — CALIZA
- Ks Lu-Cz — LUTITA - CALIZA

INFERIOR
- Ki Cz-Lu — CALIZA - LUTITA
- KiCz — CALIZA
- KiY — YESO

JURÁSICO
SUPERIOR
- JsKi Lu-Cz — LUTITA - CALIZA
- JsVs — VOLCANO SEDIMENTARIO
- JsB — BASALTO
- JsTn — TONALITA
- JsD — DIORITA
- JsUm — ULTRAMÁFICA

ROCAS ÍGNEAS INTRUSIVAS
- ToGa — GABRO
- Tpg Gr — GRANITO

ELEMENTOS ESTRUCTURALES
- CONTACTO GEOLÓGICO
- RUMBO Y ECHADO (So)
- FOLIACIÓN (Sf)
- SEUDOESTRATOS
- FLUJO DE LAVA
- DOMO
- FALLA NORMAL
- FALLA NORMAL INFERIDA
- FALLA INVERSA
- FALLA INVERSA INFERIDA
- ANTICLINAL
- ANTICLINAL RECUMBENTE
- SINCLINAL
- SINCLINAL RECUMBENTE
- FRACTURA
- FRACTURA MEDIDA
- LÍNEA DE SECCIÓN

SÍMBOLOS MINEROS

MINAS
- MANIFESTACIÓN PEQUEÑA DE MINERAL IN-SITU
- MINA EN PRODUCCIÓN
- MINA ABANDONADA
- MINA EN REACTIVACIÓN
- PROSPECTO

BANCO DE ROCAS DIMENSIONABLES
- EN EXPLOTACIÓN
- ABANDONADO
- PROSPECTO

BANCO DE AGREGADOS PÉTREOS
- EN PRODUCCIÓN
- ABANDONADO
- PROSPECTO

TIPOS DE PLANTAS
- PLANTA DE BENEFICIO
- PLANTA GEOTÉRMICA
- PROCESADORA DE NO METÁLICOS

MUESTREO
- PETROGRÁFICO
- ESQUIRLA
- MINERAGRÁFICO
- PALEONTOLÓGICO
- DATACIÓN RADIOMÉTRICA

ALTERACIONES
- CLOR — CLORITIZACIÓN
- PIRI — PIRITIZACIÓN
- ARGI — ARGILITIZACIÓN
- SILI — SILICIFICACIÓN
- CAOL — CAOLINIZACIÓN
- CARB — CARBONATACIÓN
- OXID — OXIDACIÓN
- TURM — TURMALINIZACIÓN
- LÍMITE DE ALTERACIÓN

DEPÓSITOS MINERALES

FORMA
- VT — VETA
- CH — CHIMENEA
- MS — MASIVO
- SK — STOCKWORK
- ES — ESTRATIFORME
- DS — DISEMINADO
- LT — LENTICULAR
- MA — MANTO

ORIGEN
- 06 — EXHALATIVO
- 07 — HIDROTERMAL
- 08 — MAGMÁTICO
- 12 — PLACER
- 14 — REEMPLAZAMIENTO
- 16 — SEDIMENTARIO
- 17 — SINGENÉTICO
- 25 — METASOMATISMO DE CONTACTO

NATURALEZA DE LA MINERALIZACIÓN
- SF — SULFUROS
- OX — ÓXIDOS
- CB — CARBONATOS
- SC — SILICATOS
- AL — ALUMINOSILICATOS
- FF — FOSFATOS
- FL — FLUORUROS
- NT — ELEMENTOS NATIVOS

SÍMBOLOS TOPOGRÁFICOS
- POBLADO
- CARRETERA
- TERRACERÍA TRANSITABLE EN TODO TIEMPO
- TERRACERÍA TRANSITABLE EN TIEMPO SECO
- BRECHA
- VEREDA
- VÍA DE F.F.C.C.
- AEROPUERTO
- CURVA DE NIVEL
- CORRIENTE PERENNE
- CORRIENTE INTERMITENTE
- CUERPO DE AGUA

EQUIDISTANCIA ENTRE CURVAS DE NIVEL: 500 m

from Servicio Geológico Mexicano, "Carta Geológico-Minera, Guanajuato F14-7", 1:250,000, 1997

GREAT PANTHER SILVER LTD.	
El Horcon property Jalisco State, Mexico	
Local Area Geology Map LEGEND	
Date July 2015	To Accompany Figure 7.12

July 2015	Page 7-19

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

7.4.2	Mineralization

The vein system at El Horcon is a quartz-chalcedony dominated, structurally-controlled, epithermal system hosted by Paleocene Comanja granitic rocks and Mesozoic low-grade metamorphic metasedimentary / metavolcanic basement, and consists of three principal vein sets that formed in faults and extension fractures.

1. NW-striking, SW-dipping veins with dips generally ranging from 45°-70°+,
2. NW-striking, SW-dipping low-dip veins (20°-30°), and
3. NE-striking generally steep transverse veins.

Gangue minerals associated with the quartz veining include minor fluorite, hematite, chlorite, calcite, and pyrite, while minerals of economic interest include galena (lead), sphalerite (zinc), and minor chalcopyrite (copper). Petrographic work by MHM indicates that silver is present as acanthite. This undated (likely 2005) MHM report (un-acknowledged author) also indicated four stages of Phase 1, and 3 stages in Phase 2 vein mineralization. Phase 1 includes base metal and precious metal introduction into the vein structures (gold minerals unknown), while Phase 2 stages include calcite and further barren quartz. Beside silicified cataclastic quartz breccia (sealed fault structures), the quartz-chalcedony shows typical epithermal coliform textures.

The primary vein structures on the El Horcon Project include the Diamantillo, San Guillermo, El Ratones, Madre, Crucero, Del Alto, and Alaska veins. From channel samples assay results across the surface expressions of these veins, vein widths, and underground exposures by EXMIN, MHM, and GPR, it was decided to focus the initial core drill-hole program on the Diamantillo and San Guillermo veins. The narrow Natividad and Diamantillo HW veins were found both from drill site preparation and core drilling. The veins extend in a NW-SE orientation for ~7km in strike and across ~2.5km in width.

A cross section through the veining, with interpretation inferred from surface geological mapping and core drilling by GPR is shown on Figure 7-13, Figure 7-14 & Figure 7-15.

July 2015	Page 7-20

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Figure 7-13:	Detailed Geology Section 000N for the El Horcon Project

July 2015	Page 7-21

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Figure 7-14:	Detailed Geology Section 200N for the El Horcon Project

The Natividad Vein is a vein structure in the hanging wall of the Diamantillo vein. It is generally narrow reaching widths from 0.50 to 1.80m, this latter being a fault with a gap of only 30cm. It has different degrees of silicification and in many cases, oxidation and is encased in granite. Iron oxides and pyrite are abundant. It is also common to see disseminated galena and on a few occasions, sphalerite appears on the structure. Quartz tends to be mass and on rare occasions, is observed as having light white and gray stripes. The grades reported for the cuts in the diamond boreholes are generally anomalous in gold with values that vary from 0.23g/t to 5.02g/t. The silver values, which vary from 1 to 280g/t, are not so favorable.

July 2015	Page 7-22

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Figure 7-15:	Detailed Geology Section 400N for the El Horcon Project

The Diamantillo hanging wall (HW) is the name given to a series of veins that detach mostly from Diamantillo. They may be structures in which no follow-up has been found in several sections; however, some of them have anomalous values in gold and silver. Said structures will be stockwork, faults, veins or gaps with moderate to strong silicification and encased in granite. Generally, minerals such as siltstone are present and in almost all cuts, disseminated pyrite and galena. On a few occasions, sphalerite can be observed in small quantities. White quartz is a constant, whereas gray quartz appears in almost all these structures, although there are some exceptions. Fluorite is observed in some of these structures, which, in most cases, is purple in colour, although there can be a green variety in smaller quantities. The grades produced by these cuts vary from 0.1g/t to 6.16g/t in gold and from 2g/t to 42g/t in silver.

July 2015	Page 7-23

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

The Diamantillo Vein is a vein-gap structure, although in borehole EH13-009, it is shown as a faulted stockwork, hosted in granite. It has an average width of 2.30m with a minimum of 50cm to a maximum of 9.90m. Branching is sometimes observed with high and low structures. The structure shows moderate to strong silicification, weak to moderate oxidation in many of the cuts and in some scarce cases, there is argillization along the length of the structure. Minerals such as galena are observed in traces to abundant quantities in large grains, sphalerite in smaller quantities but are usually a constant, as well as fine pyrite in bands or disseminated. White and gray quartz is a constant, whether mass or gapped (split) and on rare occasions, slightly striped with fluorite in almost all cuts, to about 1 to 5%, mostly purple, although there are a pair of exceptions that also show traces of green fluorite. The grades produced by these cuts vary from 0.04g/t to 3.64g/t Au, 2g/t to 370g/t Ag, 0% to 7.74% Pb, and 0.2% to 12.3% Zn.

The San Guillermo Vein in most cases, is a faulted gap structure, although there is also a visible very fine or stockwork veining, which is encased in granite. Its average width is 96cm, with a minimum of 50cm and a maximum of 1.95m. In borehole EH13-003, a fork can be observed with a small granite horse in the center. Galena is almost always observed, although in traces in the values. In most of the cuts up to 20% in borehole EH13-002, the sphalerite is less abundant, although it can also be a constant with values rarely above 1%, as with fine disseminated pyrite or in fine veining. The structure is cemented by white and gray quartz generally of a mass texture, although it can be seen as being slightly striped. The presence of fluorite is not constant, although it is present in some cuts with an abundance of up to 5%. The grades produced by these cuts vary from 0.03g/t to 9.37g/t Au, 1g/t to 83g/t Ag, 0.05% to 7.18% Pb and 0.14% to 12.76% Zn.

7.5	Santa Rosa Project

7.5.1	Local and Property Geology

The stratigraphy of the area comprises basement rocks of the older units including Mesozoic age La Luz and La Esperanza Formations consisting of meta-sedimentary sequences of shale, andesite and felsic dykes deformed and folded by regional metamorphism. Upper volcanic package rocks in concordant contact are a sequence of lithic tuff, ignimbrites, and in some places rhyolite dykes and jasperoids. The area generally presents strong NW structural orientation, with normal faults and a dextral component (see Figure 7-16).

July 2015	Page 7-24

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

7.5.2	Mineralization

In the Canada de Virgen and Salaverna North mineral claims there are three structures oriented NNW and related to a system of regional faults. In the first stage of core drilling the Canada vein was drilled, where the best exposure is observed in the Socavon Refugio. It is a structure of 0.20m width, with an orientation of 330° (NNW) and dip of 65°SW. The structure is under an andesite dike with 2-3% fine disseminated pyrite and magnetite. The drill holes cut the entire sequence of the meta-sedimentary rocks with intercalations of andesite and slate-gray shale, and amorphous veinlets of calcite. The assays from sampling of this structure had no economic values.

In the second phase of exploration (July 2014), detailed mapping was completed in the Canada de Virgin claim and in the Virgin vein development tunnel. The Virgin vein structure with minor quartz is oriented around 320-330° with a dip of 35-45°NE, with an average width of 0.50m. The vein, inside the tunnel, occurs at the bottom contact structure diorite dike. On surface there are 2 separate structures enveloping a quartz stockwork hosted in the meta-sedimentary rocks. The tunnel is 60m long and there are several inclined shafts where mineralization has been extracted. The average grade of samples is 457g/t Ag eq. Along the Virgin vein, which outcrops for 400m, propylitic alteration can be found. Host rocks include lithic tuffs, ignimbrites, and associated dykes.

Another structure identified during the mapping extends for more than 600m and is exposed in the Salaverna North tunnel, and is a structure of 0.40m width, with strong silicification and hosted in the meta-sedimentary package. The structure when it reaches the upper rhyolite volcanic rocks becomes a stockwork with hematite, limonite, clays, and fine disseminated pyrite.

July 2015	Page 7-25

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Figure 7-16	Geology and Drilling on the Santa Rosa Project

El Tepozan
Salaverna Norte
Cañada De La Virgen
San Carlos
El Capulin
La Virgen
Cañada De
La Virgen
ESR12-04
Santa
Josefina
Molino
De Mazas
ESR12-03
ESR12-05
El Refugio
ESR12-02
ESR12-01
Not Part of Santa Rosa Project
0
100
200
metres
SYMBOL LEGEND
Drill hole 2012
Mineralized surface structures
Faults
Existing workings
GEOLOGICAL LEGEND
Alluvial conglomerates
Tertiary Upper Volcanic rhyolite tuffs
Cretaceous metasediments & andesite tuffs
GREAT PANTHER SILVER LTD.
Santa Rosa Project
Guanajuato State, Mexico
Cañada De La Virgen
Drilling and Geology
Date
July 2015
Scale
as shown
Datum
WGS84-214
Figure
7.16

July 2015	Page 7-26

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

8.0	DEPOSIT TYPE

The mineral deposits in the Guanajuato area are classic fissure-hosted low-sulphidation epithermal gold-silver-bearing quartz veins and stockworks. Economic mineralization consists of fine-grained disseminations of acanthite, electrum, agularite, and naumannite with accessory pyrite, and relatively minor sphalerite, galena, and chalcopyrite. Gangue minerals include quartz, calcite, adularia, and sericite. The veins are accompanied by hydrothermal alteration consisting of argillic, phyllic, silicic, and propylitic facies. Mineral textures in this zone are typically fracture-filling, drusy, and colloform masses.

Epithermal systems, form near surface, usually in association with hot springs, and at depths in the order of a few hundred metres below the paleosurface. Hydrothermal processes are driven by remnant heat from volcanic activity, which in the case of Guanajuato occurred in the middle to late Tertiary. Circulating thermal waters, rising up through fissures, eventually reach the “boiling level” where the hydrostatic pressure is low enough to allow boiling to occur. This can impart a limit to the vertical extent of the mineralization as the boiling and deposition of minerals is confined to a relatively narrow band of thermal and hydrostatic conditions. In many cases, however, repeated healing and reopening of host structures can occur, which causes cyclical vertical movement of the boiling zone, resulting in mineralization that spans a much broader range of elevations. This appears to have occurred at the Guanajuato Mine.

Epithermal type precious metal deposits in the La Luz vein system and specifically in the San Ignacio Mine area are strongly vertically controlled and pinch to centimetre scale at surface, associated with weak shear zones, minor argillic alteration, and weakly anomalous precious metal values. The mineralized vertical interval typically is 100m to 150m; however, it can range from 50m to 250m.

The El Horcon project area veins exhibit typical features of epithermal, relatively high level mineralization, including locally-developed chalcedonic veins, bladed calcite replaced by silica, and open-space fill banded veins with cockscomb and colloform textures. The vein system has a combined strike length of ~7km and a width of up to ~2.5km. The veins are best described as fault-veins because localized slicken-lines, breccia, and second-order (Riedel-type) fractures indicate shearing. These textures, particularly breccias with quartz or fluorite vein clasts, and often with hematite, quartz, or sulfide matrix indicate multiple faulting events which is often important in generating ore-grade veins (E.P. Nelson, 2005).

July 2015	Page 8-1

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

9.0	EXPLORATION

9.1	Guanajuato Mine

Exploration work conducted by GPR has consisted almost exclusively of diamond drilling, primarily from underground. The drilling is described in more detail in Section 10 of this report.

Exploration drilling is being carried out with the use of five underground drills, three on contract and two in-house rigs. The drilling with the two in-house rigs is focused on immediate development and mining areas, specifically at Cata Clavo, and to a lesser degree at Los Pozos. The larger contract drills are focused on upgrading mineral resource definition, and in new areas of the mine targeted from historical data compilation. Upgrading is being done at Santa Margarita, while exploration targeting is taking place north and south of the Guanajuatito zone, at Valenciana, in the Rayas shaft area and south (San Cayetano zone) both at depth and near surface. The exploration has been successful in both endeavours, better defining the zones referenced in this report and discovering new areas of mineralization both at south of the Rayas shaft and north of the Guanajuatito zone.

GPR has a 10,804 meter drill budget for 2016, and the authors are in full agreement with its focus and functionality.

9.2	San Ignacio Mine

Great Panther has conducted geological and structural mapping, including sampling of outcrops, 4,333m of underground development, as well as from exposures of historical underground workings.

Great Panther completed detailed surface mapping and outcrop rock chip sampling, including mapping and sampling all accessible underground workings pre-2014. Further detailed geological and structural mapping was completed in 2015 and is ongoing into 2016 (see Figure 9-1).

A total of 147 surface samples and 57 underground samples were collected by chip and channel sampling pre-2014. A coarse blanket was laid out to collect at least 1kg of broken rock chips falling from the sample site and the rock was transferred into a clear rock sample bag. Each sample was identified by a plastic numbered sample tag and the sample bag was labelled with the same number. The blanket was shaken vigorously in between sample sites to minimize contamination. Samples were grouped together into rice bags and shipped to the SGS lab at the Cata plant. Standard chain of custody documents were used including forms requiring signature upon receipt of shipment by the lab.

July 2015	Page 9-1

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Dr. Darcy Baker of Equity Exploration Consultants completed structural mapping and logging of one diamond core hole in February 2011. David Rhys (2013) spent one day reviewing the structural geology and collecting petrographic samples from drill-hole core. Petrographic and Scanning Electron Microscope (SEM) work, was completed by Katherina Ross (2013) on core samples of Melladito and Intermediate veins.

The exploration work has confirmed that the top of the mineralized epithermal system is below surface, estimated at approximately 2,350 masl. This vertical limit was indicated on longitudinal sections from the historical operations of the Cooperative on veins on the San Ignacio property, and from longitudinal sections of deposits on an adjacent property owned by Endeavour Silver. The strong vertical control on mineralization is characteristic of the area and the mineralized intervals are typically 100m to 150m in vertical range; however, it can range from 50m to 250m.

Detailed geological mapping, structural geological studies, outcrop sampling, drift development and re-sampling of old underground workings are ongoing to highlight additional priority targets along the 4km of prospective structures. The underground development along both Intermediate and Melladito veins confirms the geological and grade continuity of the veins.

July 2015	Page 9-2

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Figure 9-1:	Exploration Rock Sample Locations

Total Rock Chip Samples Collected on the Property
147 Surface Samples and 57 Undergroud Samples
Total 204 Samples
Ranging <1-686 Ag g/ton
Ranging <0.005 - 11.1 Au g/ton
A
San Frascisco Mine
2 Samples
188 - 225 Agg/ton
0.6 - 1.0 Aug/ton
B
Collapsed Working
4 Samples
34 - 60 Agg/ton
0.5 - 3.1 Aug/ton
C
San Pablo Mine
14 Samples
32 - 262 Agg/ton
0.34 - 6.5 Aug/ton
D
La Sangria Adit
9 Samples
4 - 351 Agg/ton
0.36 - 5.0 Aug/ton
E
Chayita Adit
6 Samples
31 - 686 Agg/ton
0.18 - 1.2 Aug/ton
F
San Jose de Abajo Mine
12 Samples
<1 - 19 Agg/ton
<0.005 - 0.1 Aug/ton
G
San Jose Mine
10 Samples
<1 - 11 Agg/ton
<0.005 - 2.24 Aug/ton
2,329,500 mN
2,329,000 mN
2,328,500 mN
2,328,000 mN
2,327,500 mN
2,327,000 mN
2,326,500 mN
257,500 mE
259,000 mE
259,500 mE
260,000 mE
San Francisco
Pili
San Pablo adit
Sangria
San Ignacio
Purisima
Nuevo
La Boveda
Tiro San Jose de Gracia
Lurves
???
Chayita
San Jose
La Chuparosa
0
250
500
meters
Outcrop Lithology
Kantf
Kantf
Kbas
Shear Zone
Kantfd
Kdi
Kbasd
Claim Outline
Region
Mine Workings
Adit entrace
Trech
Waste Dump
Trench
Mine
Mine Tailings
Shaft
Interpreted Lithology
Kantf
Kantf
Kbas
Vein
GREAT PANTHER SILVER
Date Plotted
19-Jun-2012

Source: Great Panther Silver Ltd., 2012

July 2015	Page 9-3

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

9.3	El Horcon Project

Exploration work conducted by GPR has been an initial thorough re-evaluation of the project by geological mapping, vein re-sampling both on surface and of all accessible underground openings (1,623 samples), followed by surface core diamond drilling program of 24 drill holes totalling 2,160m (1,177 samples). The drilling is described in more detail in Section 10 of this report.

The surface mapping, plus surface and underground sampling was conducted to check the quality of previous sampling, and to carefully construct interpretative cross sections along the Diamantillo and San Guillermo veins in the area contemplated for drilling. It was felt by GPR geologists that the interpretation of the veins from previous operators’ drilling could be improved, and that a more detailed drill pattern would be necessary to define a mineral resource. Both turned out to be true. The exercise of creating the interpretive sections to guide the drilling was particularly helpful in interpreting the drill results, which quite regularly mimicked the earlier interpretation. As well the more detailed drill pattern made the final interpretation easier, and the fact that the drilling was confined to <100m below surface meant that most of the drilling was in the base metal rich portion of the veins.

The 2016 program recommendation, which is underway, includes the completion of final details for a development and drilling permit from SEMARNAT.

9.4	Santa Rosa Project

In the first stage of GPR exploration (2012) on the Canada de Virgin claim a total of 168 rock samples from surface, and 537 core samples from the five (5) diamond drill holes were collected.

During the second stage of GPR exploration (2014) a total of 140 samples were taken from surface and underground.

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

10.0	DRILLING

10.1	Guanajuato Mine

Diamond drilling at Guanajuato is conducted under two general modes of operation: one by the exploration staff (exploration drilling) and the other by the mine staff (production and exploration drilling). Production drilling is predominantly concerned with definition and extension of the known zones, to guide development and mining and is generally done to provide localised knowledge of the vein position which regularly pinches and swells.

Exploration drilling is conducted further from the active mining area with the goal of expanding the mineral resource base. Drilling results from both programs are used in the estimation of mineral resources.

Exploration drilling, under the control of the mine and exploration staff, is continuing at Cata Clavo, Santa Margarita, Rayas Deeps, and Guanajuatito. The programs are configured to explore down-dip extensions of the mineralised zones at 25 to 50m spacing. A drill-hole location plan map current as at the end of July 2015 is presented as Figure 10-1 and a longitudinal view of the drill holes is shown as Figure 10-2.

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Figure 10-1:	GMC Drill Hole Location Plan Map

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Figure 10-2:	Guanajuato Mine Longitudinal Section with Drill Holes

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

The names and periods of the drilling contractors are given in Table 10-1.

The management, monitoring, surveying, and logging of the current 2010 to 2015 series of UGG prefix exploration holes and production holes is carried out under the supervision of the GPR mine geological staff.

Collar surveys are conducted by total station instrument and uploaded directly to a database for merging with the logging data. Down hole surveys are currently performed every 50m using a Reflex instrument, and the survey data are manually input to the database. For the shorter production holes, typically less than about 60m, down-hole surveys are not performed, and the orientation is measured at the collar only. Also the UGG holes from UGG10-001 to UGG11-021 had no down-hole survey measurements collected.

Logging is carried out by geologists at the GPR facility located at the Cata Mine and plant site. The logging facility is located within the mine compound, which is gated and guarded, and is secure. Core is laid out by the technicians, checked, re-pieced and washed. Depth markers are checked and confirmed, and the boxes are labelled with intervals. Field technicians take measurements of recovery and rock quality designation (RQD), these measurements are written on formatted sheets for later data entry, and the core is then logged by the geologist with the geological descriptions written in long hand onto a formatted sheet for later data entry into a database. At this time the geologist also marks up the sample intervals on the core boxes, the core is then photographed. Intervals for specific gravity measurements are defined by the geologist from two or three locations within the mineralized intervals, the specific gravity measurements are determined using the water immersion method, with the information recorded onto a pre-formatted sheet for later data entry.

All sample and geological data is entered into the DataShed© database via the LogChief software. The contents of the DataShed© databases are copied daily to a master DataShed© database in the GPR head office in Vancouver with a backup made every day.

Assay data files are sent directly from the SGS laboratory into a specific site on the Cata server. Database management personnel take the assays from this site and merge them with sampling information in the DataShed© database.

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Table 10- 1:	Drilling Contractors, Guanajuato Mine

Drilling Company	Dates on Site	Surface / Underground	Zones	# of Holes
BD Drilling Mexico	Sept05 - Nov06	surface	GTTO/Animas, Promontorio (GTT05- 001 to GTT06-034)	34
Canrock Drilling / HD Drilling (name change)	Feb07 - Jul07	surface	Promontorio / SVS / Cata / Tepeyac (SG07-035 to SG07-068)	34
Canrock Drilling /HD Drilling (name change)	Jul07 - Aug08	underground	Cata (EUG07-001 TO EUG08-037)	37
BD Drilling Mexico	Jun-08	surface	GTTO (SG08-069 TO 070)	2
Energold Drilling Corp.	Oct10 - Dec10	underground	Cata / Pozos (UGC10-001 to 041) and Valenciana (UGV042 to 048)	48
Energold Drilling Corp.	Aug10 - Dec10	underground	GTTO (UGG10-001 to 021)	21
Landdrill International, Mexico	Apr11 - Jun12	underground	GTTO (UGG11-022 to present UGG11-067)	46
Landdrill International, Mexico	Feb10 - Jun12	underground	Rayas (EUG10-038 to EUG10-078; UGSM11-001 to UGSM12-040)	82
Landdrill International, Mexico	Dec10 - Jun12	underground	Cata / Valenciana / Rayas (EUG10- 079 to EUG11-131; UGV11-001 to UGV12-020)	73
MMR - Meter Eater	Jun06 - Sept06	underground	Animas (GTM06-001 to 013)	13
Major Drilling, Mexico	Aug12 - Dec12	underground	GTTO (UGG12-068 to 099)	32
MMR - Meter Eater	Dec06 - Mar07	underground	Animas / SVN (GTM06-014 to GTM07-025)	12
MMR - Meter Eater	Mar07 - Feb13	underground	GTTO /Rayas /Cata /SVN /Pozos /GTTO (UG07-028 to UG09 -087); Cata /GTTO (UG09-091 to present UG12-174)	145
Servicios Drilling, Mexico	Oct12 - present	underground	Santa Margarita (UGSM12-020 to UGSM12-045), and UGSM13- 046 to UGSM13-080), and (UGSM14-081 to UGSM14-087), and (UGDSM14-001 to UGDSM14-028) and UGSM15-005 TO UGSM15-007), and (UGDSM15- 001 TO UGDSM15-004) GTTO (UGG13-096 to UGG13 -117), and UGG14-001 to UGG14-005) San Cayetano (UGSC13-012 to UGSC13-015) and (UGSC14- 016 to UGSC14-040) and (UGSC15- 041 TOUGSC15-046)	166
Servicios Drilling, Mexico	Jun12 - present	underground	Valenciana (UGV12-021 to 053), and (UGV13-054 to UGV13-072) and (UGV14-001 to UGV14-029), and (UGMV14-001 to UGMV14-009), and UGV15-030 to UGV15-073) Cata (UGC12-042-UGC12-043)	128
MMR - Meter Eater	Jun11 - Feb13	underground	Cata (UGM11-001 to UGM12-055)	55
Diamec 232	Feb13 - present	underground	Cata (UGC13-045 TO UGC13-084), and UGC14-001 and UGC14-02A to 03A, and (UGC14-004 to UGC14-010), and (UGC14-040 to UGC14-053) and UGC14-077 and (UGC14-079 to UGC14-084), and (UGDC13-032 to UGDC13-034) and (UGC15-055 to UGC15-073), and (UGCN-001 to UGCN15-006) Rayas(UGC13-044), and UGD13-056 to UGD13-058) Los Pozos (UGDP13-035), and UGP13-01 to UGP13-031), and UGDP14-036 to UGDP14-041) and UGDP15-042 to UGDP15-046), and (UGP15-001 TOUGP15-008)	142

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

10.2	San Ignacio Mine

10.2.1	Summary of Results

Great Panther has completed 176 diamond drill holes at the San Ignacio Property. Drilling commenced in October 2010 and the last hole was completed in December 2015. All holes were drilled from surface, excepting 20 from underground. A map illustrating the drill-hole locations is presented in Figure 10-3. Drill holes were usually oriented to intersect the veins at a high angle (see Figure 10-4). Since the previous Mineral Resource estimate, 33 holes have been completed and one was abandoned but re-drilled.

The drilling program successfully delineated eight veins in the northern portion of the property between grid line 100N and 1100N where 156 of the 176 holes were completed. The six veins with structural continuity interpreted from diamond drill hole intersections, underground mapping and sampling, and to some extent surface mapping, have been delineated up to 950 m along strike and 350 m down dip. Six of the veins are very steeply dipping and two are shallowly dipping and are likely off-shoots of the other veins. Infill drilling of 15 surface holes completed since the previous estimate targeted the near surface mineralization in the Melladito, Melladito 2, Melladito 3, Melladito Splay and Intermediate 2 veins. Between 100N and 1100N, five drill holes intersected voids which were interpreted to represent historical workings limited in extent. Holes ES11-039 (450N), ES13-105 (475N), ES13-112 (625N), ES13-116 (725N), and ESI14-121 (300N) intersected broken core or voids ranging from 1 to 3m in core length.

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

To the south of line 100N there are historical workings, and 20 drill holes have been completed in this area, but are not the subject of this report.

Overall, the core recovery was excellent with 96% of all samples having recoveries greater than 85%. There are no other drilling or sampling factors that could materially influence the accuracy and reliability of the results.

The Melladito vein is a steep east dip vein with true width ranging 0.25m to 19.5m. It has been delineated to a maximum of 950m along strike and 350m below surface. The structure is open at depth and along strike; however, the strongest mineralization has been observed in a core zone 550m in strike length and from surface to 150 down dip. The mineralization is possibly open to the south nearer to surface.

The Melladito 2 vein is a sigmoidal loop on the footwall side of the Melladito vein, south from 200N. A large blow out near 200N is the result of the covalence of Melladito, Melladito Splay and Melladito 2 veins.

The Melladito 3 vein is interpreted to be a west side steeply east dipping splay off the Melladito vein. The vein needs further definition but is ~150m in strike and open to the south. The vein was intersected from 100N – 300N area.

The Melladito Splay vein is a sigmoidal loop on the footwall side of the Melladito vein between 200-400N. It is steeply east dipping and ranges in width from 2-10m. Silver-gold grades in the thicker sections are often on the footwall side.

The Intermediate vein is also steeply dipping and narrow with true width ranging 0.25m to 8.5m. It has been delineated a maximum of 400m along strike and 350m below surface. It is a splay of the Melladito vein and merges into the Melladito vein at ~475N. Further south the structure continues as the Melladito vein.

The Intermediate 2 vein is positioned east of the Intermediate vein, and likewise is a near vertically dipping relatively narrow (~1.0m) vein.

The Nombre de Dios 1 vein is shallow dipping at 45 to 60 degrees to the southwest, and also narrow with true width ranging from 0.25m to 4m. It has been delineated a maximum of 600m along strike and 180m down dip. The vein is open to the south. At depth, Nombre de Dios 1 appears to intersect the Intermediate and Melladito veins and is therefore limited in its potential down dip extent. To the north it terminates at line 850N where it may continue in Nombre de Dios 2 with a 40m offset to the east.

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

The Nombre de Dios 2 vein is shallow dipping at 45 degrees to the southwest, and also narrow with true width ranging from 0.25m to 4m. It has been delineated a maximum of 200m along strike and 100m down dip. The vein is open to the north. To the south it terminates at line 850N where it may continue in Nombre de Dios 1 with a 40m offset to the west.

Figure 10-3:	San Ignacio Mine Drill Hole Location Map

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Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Figure 10-4:	San Ignacio Mine Cross -Section 700N

10.2.2	Summary of Procedures

All drill-hole data was stored in Great Panther’s proprietary DataShed™ database (the database). The database contents were backed up every two hours and copied daily to a master database in Great Panther’s head office.

The contractor BD Drilling of Guadalajara, Mexico, drilled the first 103 surface diamond core holes (2010-2012) at San Ignacio for a total of 28,728.8 meters. The autumn 2013 program of 13 surface holes was drilled by Servicios Drilling of San Luis de Potosi, Mexico for a total of 3,127 meters. During the autumn-winter program of 2014 a total of 25 surface holes were drilled by Rock Drill of Aguascalientes, Mexico for a total of 3,728 meters. Rock Drill also completed the late autumn 2015 surface drill program of 15 holes totalling 2,202.6m. The mine geologists drilled two (2) core holes in late 2014 for a total of 104 meters, and in 2015 Servicios Drilling drilled 18 underground drill holes for a total of 2,482.5m.

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Drill-hole collar locations were determined using a total station instrument and the location data was uploaded directly into the database.

Bore-hole deviation surveys were completed at 50m intervals using a single shot instrument by Reflex™. Survey data was recorded onto paper logs by the driller or driller’s helper.

Drill core was transported twice per day from the drill site by pick-up truck to the core storage and logging facility located at the company’s Guanajuato Mine plant site, which is gated, guarded, and secure.

Core boxes were laid out by field technicians onto angled tables suitable for logging. The technicians fitted the core pieces together and cleaned the core surface in preparation for logging by the geologist. Depth markers were checked for proper labelling, and the boxes were labelled with the drill core intervals. The technicians also completed measurements of core recovery and rock quality designation (RQD) and recorded the data onto paper logs.

Geological logging was completed by the geologists and recorded directly into a local database using LogChief Software™ installed on Toughbook™ computers for later upload to the database.

Sample intervals for assaying were marked on the core boxes by the geologists. Sample lengths were generally determined by mineralogical or lithological characteristics and the protocol is for maximum sample lengths to be 1.5m and the minimum length to be 0.5m. Field technicians then photographed the core.

The field technician selected samples for bulk density measurements from several locations within the mineralized intervals, usually one density sample per assay sample interval. The water immersion procedure was followed and the data was recorded onto paper logs. The samples were returned to the core box after the tests were completed.

Core samples for assaying were collected by the field technicians. Sample interval data was recorded in a numbered ticket book. Each ticket had three portions: a stub and two tags. All portions of the sample ticket shared the same unique identification number. The two tag portions of each ticket were detached from the stub and stapled to the core tray at the start of the sample interval. The drill core was then cut using a diamond-tipped blade with clean water being used to lubricate and cool the blade. Half of the sample interval was placed inside a clear plastic rock sample bag labelled with the same ID as the ticket number. One tag was then removed from the core box and inserted into the sample bag along with the cut sample. The remaining stub, retained in the sample book, was completed with details such as drill hole ID and depth interval. The bag was then sealed and 25 samples were inserted into rice sacks and delivered with other samples from the same hole. One sample submission sheet per hole accompanied the samples to the on-site SGS assay laboratory which was usually sent every other day.

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

Assay certificates were received directly from SGS laboratory via email. Site geologists reviewed quality control sample results for out of tolerance failures prior to merging the assay results with sample intervals in the database.

The first nine diamond core holes at San Ignacio (ESI10-001 – ESI11-009) were completed under the management of the Guanajuato Mine Geology Department. Mine geologists logged and sampled the core. Following an internal audit by the company, which identified deficiencies in core handling and sampling procedures, the responsibility for diamond drilling and exploration at San Ignacio changed to Great Panther’s exploration department. The exploration staff re-logged and re-sampled all nine drill holes. The remaining drill holes were completed under the management and direction of the exploration department.

10.3	El Horcon Project

Diamond drilling at El Horcon was conducted by the GPR exploration staff (exploration drilling). The exploration drilling was conducted on 50-100m spaced sections, with 1 to 3 holes drilled per section, as well at ~50m spacing vertically between holes. The GPR 2013 drilling was focused from surface to ~100m below surface along a strike length of 650m.

A drill-hole location plan map current as at the end of June 2013 is presented as Figure 10-5. GPR phase 1 drill-holes completed in 2013 are prefixed by EH13 and include holes 1-24. Previous drilling by MHM and EXMIN are also plotted on Figure 10-5, but for the purposes of this report only the relevant MHM drilling was used in the mineral resource estimation (no records for the EXMIN drilling). Longitudinal sections of the Diamantillo and San Guillermo veins with the silver equivalent values of the vein intersection are presented below as Figure 10-6 and Figure 10-7, respectively.

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Figure 10-5:	El Horcon Drill Hole Location Plan Map

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

Figure 10-6:	Longitudinal Section of Diamantillo Zone Drill Holes

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

Figure 10-7:	Longitudinal Section of San Guillermo Zone Drill Holes

The drill contractor for GPR was G4 Drilling based in Hermosillo, Sonora. The 24 holes of the drill program were drilled over two months from mid-April to mid-June 2013 (see Table 10-2).

Table 10- 2:	Drilling Contractors, El Horcon Project

Drilling Company	Dates on Site	Surface / Underground	Zones	# of Holes
G4 Drilling Mexico	April 13 to June 13	surface	Diamantillo, San Guillermo, Navidad, Diamantillo HW	24

The management, monitoring, surveying, and logging of the current 2013 series of EH13- prefix exploration holes was carried out under the supervision of the GPR exploration geological staff based in the Rayas shaft office building.

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

Collar surveys are conducted by total station instrument and uploaded directly to a database for merging with the logging data. Down hole surveys were performed every 50m using a Reflex instrument, and the survey data are manually input to the database.

Logging is carried out by geologists at the GPR facility located at the Guanajuato Mine and plant site. The logging facility is located within the mine compound, which is gated and guarded, and is secure. Core is laid out by the technicians, checked, re-pieced and washed. Depth markers are checked and confirmed, and the boxes are labelled with intervals. Field technicians take measurements of recovery and rock quality designation (RQD), these measurements are written on formatted sheets for later data entry, and the core is then logged by the geologist with the geological descriptions written in long hand onto a formatted sheet for later data entry into a database. At this time the geologist also marks up the sample intervals on the core boxes, the core is then photographed. Intervals for specific gravity measurements are defined by the geologist from two or three locations within the mineralized intervals, the specific gravity measurements are determined using the water immersion method, with the information recorded onto a pre-formatted sheet for later data entry.

All sample and geological data is entered into the DataShed© database via the LogChief software. The contents of the DataShed© databases are copied daily to a master DataShed© database in the GPR head office in Vancouver.

10.4	Santa Rosa Project

During 2012, five core holes (NQ) were completed on the Santa Rosa Project, specifically on the Canada de Virgin claim. No results of economic significance were encountered.

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY

11.1	Guanajuato Mine

11.1.1	Sample Preparation

11.1.1.1	Drill Samples

The drill core samples were prepared by technicians working under the direction of the Mine and Exploration Geologists. The exploration diamond drill core is of HQ and NQ diameter while the production holes drilled prior to July 2011 generally have an AQ diameter. During July 2011 a BQ diameter rig (Diamec) was added to the production drilling capacity.

Depending on the diameter of the drill core to be sampled, it is either cut in half using a diamond saw (NQ and HQ) or sampled whole (AQ and BQ). A technician then records the intervals of sampling in a numbered and perforated ticket book, a numbered part of each ticket is stapled to the core tray at the appropriate sample interval and the butt portion of the ticket book is completed with drill hole number and interval information. For each sample interval the core (or half core) is placed along with a numbered ticket inside a pre-numbered clear plastic sample bag. The bag is then tied with string and delivered with other samples from the same hole to the onsite SGS laboratory. Sample numbers and intervals are written on the ticket books for later data capture.

Sample lengths are generally determined by mineralogical or lithological characteristics. For the exploration drilling, the protocol is for maximum sample lengths to be 1.5m and the minimum length to be 0.5m. For production drilling, in areas of little or no obvious mineralization, maximum sample lengths are from 1.5m to 2.0m. In mineralized or silicified zones, the maximum sample length is reduced to 0.3m to 0.6m. There are instances where drill samples with lengths greater than 2.0m occur in the database, the reason being that for broken and/or small diameter core; it is difficult to achieve a minimum sample weight of 1.5kg whilst adhering to maximum sample length.

In the authors opinion, drill sample preparation methods carried out by GPR personnel are appropriate and of industry standard.

11.1.1.2	Channel Samples

Channel sampling is carried out daily in accessible stopes and development headings by Technicians after the sample positions are marked out by a Geologist and a detailed drawing of the face is made. The samples consist of chips broken along a line across the structure using a rock hammer and chisel.

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

The quality of the channel samples is more variable than the drill samples. This is probably due to the sampling method. The rock is observed to be highly variable in hardness and competence and it is therefore difficult to achieve volumetrically consistent representation along the entire sample length. Sample bias can result if higher grades happen to correlate with zones of particular hardness characteristics.

The increased variance may also be due to the use of the mat rolling technique to reduce the channel sample mass. It is recommended that an alternative method to mat rolling is used to reduce the sample size if possible.

Channel sample results are plotted on stope plans and used for day to day monitoring and grade control. The data are also stored digitally in DataShed© as a series of points representing the midpoints of the samples projected to a 2-d plane, which is the level, along with grade information and notes regarding the locale from which the sample was taken. Improvements in the documentation of underground sampling are being instituted so that continuous channel sampling is recorded as a pseudo-drill hole. This system will make compositing of samples possible.

In the authors opinion, channel sample preparation methods carried out by GPR personnel are appropriate and of industry standard.

11.1.2	Analyses

Most of the analytical work is carried out at a laboratory managed for GPR by SGS Group (SGS-GTO) which is located within the confines of the Cata Facility. The laboratory is equipped to perform Aqua Regia digest, fire assay, gravimetric and atomic absorption spectroscopy (AAS).

The analysis process involves initial receipt of samples by SGS-GTO from Geology personnel followed by oven-drying of samples. Dry samples are then run through a crusher (10 mesh) and subsequently a 200g spilt run through a disc mill for pulverizing to 98% passing 200 mesh. Samples are analyzed by Aqua Regia with an AA finish, and any that report greater than 10g/t Au or 300g/t Ag are reanalyzed by fire assay with a gravimetric finish. The laboratory can also perform determinations for arsenic, copper, lead, zinc, and antimony but these elements were not analysed for drill hole or channel samples in Guanajuato.

The author visited the SGS GTO laboratory and found it to be orderly and appropriately configured for the analytical work required. Internal QAQC is conducted and analytical methods used are industry standard. The laboratory is ISO certified.

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

11.1.3	Assay QA/QC

The SGS-GTO laboratory manager conducts routine Quality Assurance/Quality Control (QA/QC) and instrument calibration and maintains a database of the results.

Additional to internal Laboratory QA/QC monitoring, GPR personnel also insert quarter-core duplicates, standards, and blanks into the channel and drill sample streams as well as arranging regular umpire checks. The protocol is for a duplicate for every 19 samples, and one blank and a standard for every 40 samples. Suspicious QA/QC results are detected by the Database Administrator who informs the relevant Geologist. Re-assaying is performed in cases where data entry and sample collection issues such as sample swaps are ruled out by the Geologist.

In January 2013, GPR's Topia and Guanajuato QA/QC data were audited by Dr. Wesley M. Johnson of Quality Analysis Consultants. With regard to SGS GTO laboratory, the author has stated that 'There is no obvious problem with the data generated in the laboratory from either an accuracy or a precision standpoint.’(Johnson, 2013).

In the author’s opinion, the QA/QC program employed by GPR is appropriate and is in line with industry standards.

11.1.3.1	Blanks

The blank material was collected from a barren rhyolite tuff (La Bufa Formation) on the south side of Guanajuato. It was crushed, pulverized, and homogenized at the SGS-GTO laboratory. During the period considered herein (31 July 2014 – 31 July 2015 inclusive), blanks were analysed in the laboratory by either Aqua Regia digest with Atomic Absorption (AAS) finish (Ag), Fire Assay with Gravimetric finish (Ag) or Fire Assay AAS finish (Au). The results of each are charted below.

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Figure 11-1:	Silver (Ag) assays of “Blank” material sent to SGS-GTO

Figure 11-2:	Gold (Au) assays of “Blank” material sent to SGS-GTO

Blank failures for silver were 21 of 954 or 2.2% (Figure 11-1 : Silver (Ag) assays of “Blank” material sent to SGS-GTO ), and for gold 6 of 954 blanks or 0.6% (Figure 11-2).

It is the author’s opinion that the blank insertion program is adequate and that the results are of sufficient quality for use in the mineral resource estimation.

11.1.3.2	Standards

In 2012-2013, 4 standards (GTS05, GTS06, GTS07, and GTS08) were produced by SGS-Durango laboratory and certified by SGS© using 5 laboratories (3 external). Previously, seven (7) other standards developed by WCM Minerals© (PM929, PM1140, PM114 and PM1129), SGS© Durango (GTS03), SKYLINE© (GTS04), and Rocklabs© (SP49) had been in usage prior to 2012. As such, a great variety of standards were analysed during the 2012-2013 'changeover' period and so only standards for which the most abundant assay results were available are presented herein. Just two Standard, GTS07 and GTS08 were used for the period of July 31 2014 to July 31 2015.

July 2015	Page 11-4

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Figure 11-3:	Silver (Ag) Assays of GPR Standard “GTS07” at SGS-GTO

Figure 11-4:	Gold (Au) Assays of GPR Standard “GTS07” at SGS-GTO

July 2015	Page 11-5

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Figure 11-5:	Silver (Ag) Assays of GPR Standard “GTS08” at SGS-GTO

Figure 11-6:	Gold (Au) Assays of GPR Standard “GTS08” at SGS-GTO

Table 11-1 below gives details of standard result outliers which fall outside 3 standard deviations of the expected value.

Table 11- 1:	Standard Values Outside 3 Standard Deviations – Great Panther Silver Limited – Guanajuato Mine

July 2015	Page 11-6

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Element	Standard ID	Total	No. outside 3 stdevs	Percentage outside 3 stdevs
Ag	GTS07	948	46	5%
Ag	GTS08	12	0	0%
Au	GTS07	948	59	6%
Au	GTS08	12	0	0%

It is the author’s opinion that the standard insertion program is adequate and that the results are of sufficient quality for use in mineral resource estimation.

11.1.3.3	Duplicates

Duplicates are routinely taken for both channel samples and drill samples and are sent to the laboratory to be assayed via the same method as the respective originals. An analysis of the results of all duplicate-original pairs assayed during the period considered revealed 28% and 50% average differences for Ag and Au respectively. Due to the significant nugget effect associated with the various mineralised zones at Guanajuato (25-52% of total sill for Ag and 23-50% of total sill for Au as determined from variography analysis), these results are to be expected.

11.1.3.4	Umpire Checks

A program of umpire assaying was initiated in 2011, whereby selected batches of sample pulps were assayed at umpire lab ALS Chemex, as an additional QA/QC measure. Herein, all original assay-umpire assay pairs have been considered for the period July 31 2014 – July 31 2015. See Figure 11-7: Comparison of ALS Chemex and SGS-GTO Silver assays and Figure 11-8: Figure Comparison of ALS Chemex and SGS-GTO Gold assays.

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

Figure 11-7:	Comparison of ALS Chemex and SGS-GTO Silver assays

Figure 11-8:	Figure Comparison of ALS Chemex and SGS-GTO Gold assays

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

Overall correlation between original and umpire lab assays is considered to be acceptable.

11.1.3.5	Sample Security

Sample security is considered by the author to be acceptable and in line with common industry practices. Both the Geology Department core shed and the SGS-GTO laboratory are located within the Cata Facility which is fenced and guarded around the clock.

11.2	San Ignacio Mine

All sampling and analytical work was conducted by employees, contractors, or designates of Great Panther.

11.2.1	Assay Samples

Sample preparation prior to dispatch to the analytical laboratories consisted of splitting the sample in half by cutting the core using a rock saw (procedure described in Section 10 - Drilling).

Quality control measures included the insertion of quarter-core duplicates, standard reference materials, and blanks into the sample stream.

Chain of custody was established upon sample collection with the use of unique sample ID, documentation of samples per shipment to the lab, and sign-off forms for receipt of samples by the laboratory.

Prior to dispatch, the samples were stored within the core storage and logging facility located at the company’s Guanajuato Mine plant site, which is a gated, guarded, and secure compound. The site security is of a reasonable standard, consistent with common practical industry standards.

Most of the analytical work was completed by the SGS laboratory (SGS) located on the company-owned Guanajuato Mine site. The lab has completed ISO-17025 certification for their analytical methods at the time of writing (personal communications with Juan Pablo Bailon, manager SGS-Durango lab).

Sample preparation consisted of crushing through a two-stage crusher to 10 mesh and then split to a 200g sub-sample for pulverizing to 98% passing 200 mesh. Samples are analyzed by fire assay with an AA finish using a 30g aliquot, and any that report greater than 10g/t Au or 300g/t Ag are reanalyzed by fire assay using a gravimetric finish. The laboratory can also perform AAS determinations for As, Cu, Pb, Sb, and Zn.

July 2015	Page 11-9

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

Samples from holes ESI11-014 to 017 were sent to ALS Chemex in Guadalajara for sample preparation and then for analysis in Vancouver, Canada. Gold and silver was determined by fire assay using a 30g aliquot and gravimetric finish (ALS method ME-GRA21) and a 33 element ICP package was also selected using a four acid near-total digestion (ALS method ME-ICP61).

The SGS laboratory manager conducted routine Quality Assurance/Quality Control (QA/QC) tests and instrument calibrations, and maintains a database of the results. SGS Group conducts a monthly round robin comparison against three other laboratories, and Laboratory Quality Services International conducts monthly checks as well.

Great Panther’s geological personnel inserted quarter-core duplicates, standard reference material, and blanks into the sample stream each at a frequency of one in twenty samples. Analytical results of control samples were reviewed immediately upon receipt of the assay certificates. A sample batch was rejected if any blank returned a result greater than or equal to 0.05g/t Au or 5g/t Ag, or if a standard returned a result greater than three standard deviations from the expected mean or two sequential results greater than two standard deviations away from, both above or both below, the mean. Batches were re-run if the field duplicate grades were greater than 10% from the original sample grade.

A total of 53 failures due to out of tolerance assay values were observed and corrective actions were followed. Table 11-2 provides a summary of expected values of each standard and the failure rates of the standards and blanks. Five batches in question were submitted to ALS Chemex with new standards and blanks inserted. A reasonable correlation between the silver and gold grades of the original pulps and re-assayed pulps provided confidence in the original silver and gold values and no failures with respect to the additional inserted standards and blanks were observed. No changes to the original assays were made.

Table 11- 2:	QC Sample Failure Rates

		GTS03	GTS04	GTS05	GTS06	GTS07	Blank
Ag	Expected Value (g/t)	45.64	165	36.86	121	48.5	0
	Number of Failures	1	16	1	1	3	3
	Number of Samples	106	89	7	7	31	248
Au	Expected Value (g/t)	0.3	1.15	0.353	1.133	0.372	0
	Number of Failures	1	8	3	2	1	13
	Number of Samples	106	89	7	7	31	248

July 2015	Page 11-10

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

The standard reference materials (SRM) used was sourced from four 100kg bulk samples of material from the Great Panther’s Cata Mine in Guanajuato with expected values, which reflect grade ranges present on the property. SRM GTS03, GTS05 and GTS06 were produced by SGS in Durango, and SRM GTS04 by Skyline laboratories in Tucson, Arizona.

The blank material was sourced from barren Rhyolite at roadside cuts on the Guanajuato to San Miguel de Allende route in Guanajuato State, Mexico. The material was assayed to ensure values of gold and silver were present in trace amounts only and then packaged in small bags of 60g each.

Quarter core duplicate sample results were compared with the original quarter core sample results to see if the two results fall within 10% of each other. A total of nine failures lead to sample batch re-runs with the new values to be accepted as final if the new values were within 10%, otherwise, the original values were used since the perceived problem persisted. This is because the duplicate sample may actually contain different mineralization and since both values may be equally valid results, the company used the “first pass the post” approach. No samples were considered failed and no new assay values were substituted into the database.

The author is of the opinion that the results of the analytical procedures for sample grade determination are suitable for use in resource estimation.

11.2.2	Bulk Density Samples

Samples approximately 10cm in length were selected from whole or half-core (NQ or HQ) by the field technician and returned to the core box after bulk density determinations were completed.

The test work was completed on site by field technicians and followed the water submersion method on air-dried samples (not in an oven). Non-friable, non-porous core samples were weighed in air and then weighed while suspended from the scale in a basket, which was submerged in water. The raw information was recorded on paper logs.

Although no formal QC program was in place to provide confidence in the precision or accuracy of the results, the results are within the range of expected density values for the material tested. It is recommended that duplicate samples selected at a standard frequency be sent to an external laboratory for testing and the scale monitored regularly using a standard weight to add confidence to the dataset.

July 2015	Page 11-11

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

The author is of the opinion that the bulk density test work was conducted using appropriate procedures and is reliable for resource estimation.

11.3	El Horcon Project

11.3.1	Sample Preparation

11.3.1.1	Drill Samples

The drill core samples were prepared by technicians working under the direction of the Exploration Department geologists. The exploration diamond drill core is of HQ diameter.

The drill core to be sampled is cut in half using a diamond saw (HQ size). A technician then records the intervals of sampling in a numbered and perforated ticket book, a numbered part of each ticket is stapled to the core tray at the appropriate sample interval and the butt portion of the ticket book is completed with drill-hole number and interval information. For each sample interval the half core is placed along with a numbered ticket inside a pre-numbered clear plastic sample bag. The bag is then tied with string and delivered with other samples from the same hole to the onsite SGS laboratory. Sample numbers and intervals are written on the ticket books for later data capture.

Sample lengths are generally determined by mineralogical or lithological characteristics. For the exploration drilling, the protocol is for maximum sample lengths to be 1.5m and the minimum length to be 0.5m. For production drilling, in areas of little or no obvious mineralization, maximum sample lengths are from 1.5m to 2.0m. In mineralized or silicified zones, the maximum sample length is reduced to 0.3m to 0.6m.

In the author’s opinion, drill sample preparation methods carried out by GPR personnel are appropriate and of industry standard.

11.3.1.2	Channel Samples

Channel sampling was carried out in accessible development and perpendicular to the trace of the veins on surface, by technicians after the sample positions are marked out by a geologist and a detailed drawing is made. The samples consist of chips broken along a line across the structure using a rock hammer and chisel.

The quality of the channel samples is more variable than the drill samples. This is probably due to the sampling method. The rock is observed to be highly variable in hardness and competence and it is therefore difficult to achieve volumetrically consistent representation along the entire sample length. Sample bias can result if higher grades happen to correlate with zones of particular hardness characteristics.

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

The increased variance may also be due to the use of the mat rolling technique to reduce the channel sample mass. It is recommended that an alternative method to mat rolling is used to reduce the sample size if possible.

Channel sample results are plotted on plans. The data are also stored digitally in DataShed© as a series of points representing the midpoints of the samples projected to a 2-D plane, which is the level, along with grade information and notes regarding the locale from which the sample was taken. Improvements in the documentation of underground sampling are being instituted so that continuous channel sampling is recorded as a pseudo-drill hole. This system will make compositing of samples possible.

In the author’s opinion, channel sample preparation methods carried out by GPR personnel are appropriate and of industry standard.

11.3.2	Analyses

All of the GPR analytical work was carried out at a laboratory managed for GPR by SGS Group (SGS-GTO) which is located within the confines of the Guanajuato Mine. The laboratory is equipped to perform Aqua Regia digestion, fire assay, gravimetric, and atomic absorption spectroscopy (AAS).

The analysis process involves initial receipt of samples by SGS-GTO from Exploration personnel followed by oven-drying of samples. Dry samples are then run through a crusher (10 mesh) and subsequently a 200g spilt run through a disc mill for pulverizing to 98% passing 200 mesh. Samples are analyzed by Aqua Regia digestion with an AA finish, and any that report greater than 10g/t Au or 300g/t Ag are reanalyzed by fire assay with a gravimetric finish. The laboratory also performed determinations for arsenic, copper, lead, zinc, and antimony using Aqua Regia digestion with an AA finish.

The author visited the SGS-GTO laboratory and found it to be orderly and appropriately configured for the analytical work required. Internal QAQC is conducted and analytical methods used are industry standard.

11.3.3	Assay QAQC

The SGS-GTO Laboratory Manager conducts routine Quality Assurance/Quality Control (QA/QC) and instrument calibration and maintains a database of the results.

July 2015	Page 11-13

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

Additional to internal Laboratory QAQC monitoring, GPR personnel also insert quarter-core duplicates, standards, and blanks into the channel and drill sample streams as well as arranging regular umpire checks. The protocol is for a duplicate for every 19 samples, and one blank and a standard for every 40 samples. Suspicious QAQC results are detected by the Database Administrator who informs the relevant geologist. Re-assaying is performed in cases where data entry and sample collection issues such as sample swaps are ruled out by the geologist.

In the authors’ opinion, the QAQC program employed by GPR is appropriate and is in line with industry standards.

11.3.3.1	Blanks

The blank material was collected from a barren rhyolite tuff (La Bufa Formation) on the south side of Guanajuato City. It was crushed, pulverized, and homogenized at the SGS-GTO laboratory. During the period considered herein (July 31, 2013 - July 2014 inclusive), blanks were analysed in the laboratory by either Aqua Regia digest with Atomic Absorption (AAS) finish (Ag), Fire Assay with Gravimetric finish (Ag) or Fire Assay AAS finish (Au). The results of each are charted below.

Figure 11-9:	Silver (Ag) assays of “Blank” material sent to SGS-GTO

July 2015	Page 11-14

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

Figure 11-10	Gold (Au) assays of “Blank” material at SGS-GTO

Blank failures in 2013 for silver performed by Aqua Regia digest with AAS finish or Fire Assay with Gravimetric finish were 2 of 31 blanks or 6.5% returned values above the expected maximum (Figure 11-9).

For gold by Fire Assay with Atomic Absorption finish, 1 of 31 blanks (3.2%) returned results above the expected maximum (Figure 11-10).

It is the author’s opinion that the blank insertion program is adequate and that the results are of sufficient quality for use in the mineral resource estimation.

11.3.3.2	Standards

In 2013, 3 standards (GTS03, GTS05, and GTS06) were used, which were produced by SGS Laboratories in Durango, Durango State, Mexico and certified by the same SGS Laboratory using 5 laboratories (3 external) (see Figure 11-11 to Figure 11-16).

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

Figure 11-11:	Gold(Au) Assays of GTS06 Standard

Figure 11-12:	Silver(Ag) Assays of GTS06 Standard

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

Figure 11-13:	Gold (Au) Assays of GTS05 Standard

Figure 11-14:	Gold (Au) Assays of GTS05 Standard

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
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Guanajuato, Mexico

Figure 11-15:	Gold (Au) Assays of GTS03 Standard

Figure 11-16:	Silver (Ag) Assays of GTS03 Standard

Table 11-3 below gives details of standard result outliers which fall outside 3 standard deviations of the expected value. In some cases, the outliers seen may be attributed to data entry issues associated with mislabelled blanks, especially for certain cases seen in SP49.

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

Table 11- 3:	Standard Values Outside 3 Standard Deviations – Great Panther Silver Limited – El Horcon Project

Element	Standard	Total	No. outside 3 std.	Percentage outside 3 std.
	ID		devs	devs
Au	GTS06	11	0	0%
Ag	GTS06	11	0	0%
Au	GTS05	14	0	0%
Ag	GTS05	14	1	7%
Au	GTS03	6	0	0%
Au	GTS05	6	0	0%

It is the author’s opinion that the standard insertion program is adequate and that the results are of sufficient quality for use in mineral resource estimation.

11.3.3.3	Duplicates

Duplicates are routinely taken for both channel samples and drill samples and are sent to the laboratory to be assayed via the same method as the respective originals. An analysis of the results of all duplicate-original pairs assayed during the period considered revealed a good correlation between them. Correlation charts for both Ag and Au can be seen below. Correlations for both Au and Ag are acceptable (0.99) .

July 2015	Page 11-19

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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11.3.3.4	Umpire Checks

A program of umpire assaying was initiated during September 2011, whereby selected batches of sample pulps were assayed at umpire lab ALS Chemex, as an additional QA/QC measure. Herein, all original assay-umpire assay pairs have been considered for the period February 2012 - January 2013 (See Figure 11-17 and Figure 11-18).

Figure 11-17:	Comparison of ALS Chemex and SGS-GTO Silver assays

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

Figure 11-18:	Comparison of ALS Chemex and SGS-GTO Gold assays

Overall correlation between original and umpire lab assays is considered to be acceptable. However, as demonstrated in Figure 11-17 and Figure 11-18, a slight bias exists toward higher values for ALS Chemex results as compared with their SGS GTO equivalents. The reason for this is that fire assay is used as a preparation technique in the ALS Chemex lab and Aqua Regia digest in the SGS GTO lab. Hence this slight bias is to be expected, and is not a reflection of the quality of assaying in either lab.

11.3.4	Sample Security

Sample security is considered by the author to be acceptable and in line with common industry practices. Both the Geology Department core shed and the SGS-GTO laboratory are located within the Cata Facility which is fenced and guarded around the clock.

July 2015	Page 11-21

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

11.4	Santa Rosa Project

11.4.1	Sample Preparation

11.4.1.1	Drill Samples

The drill core samples were prepared by technicians working under the direction of the Exploration Department geologists. The exploration diamond drill core from Santa Rosa was of NQ diameter.

The drill core to be sampled is cut in half using a diamond saw (HQ size). A technician then records the intervals of sampling in a numbered and perforated ticket book, a numbered part of each ticket is stapled to the core tray at the appropriate sample interval and the butt portion of the ticket book is completed with drill-hole number and interval information. For each sample interval the half core is placed along with a numbered ticket inside a pre-numbered clear plastic sample bag. The bag is then tied with string and delivered with other samples from the same hole to the onsite SGS laboratory. Sample numbers and intervals are written on the ticket books for later data capture.

Sample lengths are generally determined by mineralogical or lithological characteristics. For the exploration drilling, the protocol is for maximum sample lengths to be 1.5m and the minimum length to be 0.5m. For production drilling, in areas of little or no obvious mineralization, maximum sample lengths are from 1.5m to 2.0m. In mineralized or silicified zones, the maximum sample length is reduced to 0.3m to 0.6m.

In the author’s opinion, drill sample preparation methods carried out by GPR personnel are appropriate and of industry standard.

11.4.1.2	Channel Samples

Channel sampling was carried out in accessible development and perpendicular to the trace of the veins on surface, by technicians after the sample positions are marked out by a geologist and a detailed drawing is made. The samples consist of chips broken along a line across the structure using a rock hammer and chisel.

The quality of the channel samples is more variable than the drill samples. This is probably due to the sampling method. The rock is observed to be highly variable in hardness and competence and it is therefore difficult to achieve volumetrically consistent representation along the entire sample length. Sample bias can result if higher grades happen to correlate with zones of particular hardness characteristics.

July 2015	Page 11-22

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

The increased variance may also be due to the use of the mat rolling technique to reduce the channel sample mass. It is recommended that an alternative method to mat rolling is used to reduce the sample size if possible.

Channel sample results are plotted on plans. The data are also stored digitally in DataShed© as a series of points representing the midpoints of the samples projected to a 2-D plane, which is the level, along with grade information and notes regarding the locale from which the sample was taken. Improvements in the documentation of underground sampling are being instituted so that continuous channel sampling is recorded as a pseudo-drill hole. This system will make compositing of samples possible.

In the author’s opinion, channel sample preparation methods carried out by GPR personnel are appropriate and of industry standard.

11.4.2	Analyses

All of the GPR analytical work was carried out at a laboratory managed for GPR by SGS Group (SGS-GTO) which is located within the confines of the Guanajuato Mine. The laboratory is equipped to perform Aqua Regia digestion, fire assay, gravimetric, and atomic absorption spectroscopy (AAS).

The analysis process involves initial receipt of samples by SGS-GTO from Exploration personnel followed by oven-drying of samples. Dry samples are then run through a crusher (10 mesh) and subsequently a 200g spilt run through a disc mill for pulverizing to 98% passing 200 mesh. Samples are analyzed by Aqua Regia digestion with an AA finish, and any that report greater than 10g/t Au or 300g/t Ag are reanalyzed by fire assay with a gravimetric finish. The laboratory also performed determinations for arsenic, copper, lead, zinc, and antimony using Aqua Regia digestion with an AA finish.

The author visited the SGS-GTO laboratory and found it to be orderly and appropriately configured for the analytical work required. Internal QAQC is conducted and analytical methods used are industry standard.

11.4.3	Assay QAQC

The SGS-GTO Laboratory Manager conducts routine Quality Assurance/Quality Control (QA/QC) and instrument calibration and maintains a database of the results.

Additional to internal Laboratory QAQC monitoring, GPR personnel also insert quarter-core duplicates, standards, and blanks into the channel and drill sample streams as well as arranging regular umpire checks. The protocol is for a duplicate for every 19 samples, and one blank and a standard for every 40 samples. Suspicious QAQC results are detected by the Database Administrator who informs the relevant geologist. Re-assaying is performed in cases where data entry and sample collection issues such as sample swaps are ruled out by the geologist.

July 2015	Page 11-23

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

In the author’s opinion, the QAQC program employed by GPR is appropriate and is in line with industry standards.

11.4.4	Sample Security

Sample security is considered by the author to be acceptable and in line with common industry practices. Both the Exploration Department core shed and the SGS-GTO laboratory are located within the Cata Facility which is fenced and guarded around the clock.

July 2015	Page 11-24

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

12.0	DATA VERIFICATION

12.1	Guanajuato Mine

The Guanajuato Database was interrogated for various common issues such as:

•	suspect downhole survey records;
•	suspect drill -hole collar coordinates; and
•	Mis-matches between recorded end of hole depths and interval data depths (assay, geology etc.).

Any data found to have such issues were either individually investigated and resolved or excluded from the final database used in modeling.

For the purpose of this estimate, assay certificates from five (5) holes drilled between July 31, 2014 and July 31, 2015, across the entire Guanajuato property, were selected and compared with assays stored in the database. All results taken from certificates concurred completely with results stored in the database for both Au and Ag (a total of 322 results checked).

The validity of the channel sample assays was audited in the same way as described above for the drill samples. Five dispatches were selected within the period July 31, 2014 to July 31, 2015. All channel samples within the dispatches were compared by element with the results stored in the database (a total of 435 results checked). All results taken from certificates concurred completely with results stored in the database for both Au and Ag.

In the author’s opinion, the database is reasonably free of errors and appropriate for use in estimation of Mineral Resources.

12.2	San Ignacio Mine

Dill holes were used directly from the GPR SQL database and underground samples were received from the GPR Geology department in Guanajuato. The datasets included were: drill-hole location, down-hole survey, lithology, mineralogy, alteration, density, structural features, recovery and RQD, and sample assays, including the results from quality control samples. Also received were contour lines (10m intervals) based on satellite data and purchased from the Instituto Nacional De Estadistica y Geografia (INEGI).

The assay data from the supplied database was checked for missing intervals, out of sequence intervals, non-numerical values, negative values, and any other obvious errors. No errors were observed in the assay table and only a small number of interval errors were observed and corrected in the alteration table.

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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The validity of the channel sample and drill hole samples assays were audited. Five dispatches were selected for each, within the period July 31, 2014 to July 31, 2015. All channel samples within the dispatches were compared by element with the results stored in the database (a total of 172 results checked). All results taken from certificates concurred completely with results stored in the database for both Au and Ag. Drill sample results taken from certificates concurred completely with results stored in the database for both Au and Ag (a total of 211 results checked),

The logging and sampling procedures were reviewed on site and the author was satisfied that they meet industry standard practices. Geological logs were reviewed against selected intersections of half core from three drill holes. Core box intervals were checked and compared measurements of core recovery and RQD against values recorded in the database. Geology and mineralization were observed as described in the logs. No significant discrepancies were observed.

The SGS laboratory was inspected and found to be secure, orderly, and appropriately configured for the analytical work required. The assay protocols are conventional methods, commonly used in the industry, and a reasonable level of QA/QC was applied to monitor accuracy, precision and contamination.

Two of the 14 drill holes completed in the vicinity of the Mineral Resource since the last Technical Report was released had crosschecked sample results with the original assay certificates. Two certificates were received via email directly from Abel Rocha (SGS-GTO laboratory manager). No discrepancies in silver or gold values were observed; however, the company database provided to the author had gold values to two decimals places, whereas the original certificates had gold values to three decimal places. In total 5% of the drill-hole database was cross referenced to original laboratory certificates.

The author is of the opinion that the data supplied by the company was sufficiently free from errors, such that it was suitable for use in resource estimation.

12.3	El Horcon Project

The El Horcon database was interrogated for various common issues such as:

•	Data from previous operator were not properly compiled;
•	Drill holes before 2013 needed to be surveyed.

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Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

GPR personnel created a clean compilation and stored it professionally in the SQL database. DATASHED software has been used to capture date from 2012 channel sampling and 2013 drill program. GPR resurveyed all historical drill holes to make sure database is in good shape.

In the author’s opinion, the database is reasonably free of errors and appropriate for use in estimation of Mineral Resources.

12.4	Santa Rosa Project

The Santa Rosa SQL database is in the Rayas Exploration office server. The data is in good order from the drill-holes, and from surface sampling. The 2012 drill-holes have been surveyed. Santa Rosa is an exploration stage project and no Mineral Resource was estimated from the data.

July 2015	Page 12-3

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING

13.1	Guanajuato Mine

Ore from the GPR Guanajuato Mine is being treated on site at the plant. GPR have operated the metallurgical plant since 2006. The processing plant uses conventional crushing, grinding, milling, flotation, and concentrate dewatering circuits to generate sulphide concentrates containing silver and gold, which are sent offsite for smelting and refining. The plant has a maximum capacity of 1,200tpd but operates at a rate of 835 tonnes per calendar day (July 31, 2014 to July 31, 2015). This included 214,836t from the Guanajuato Mine and 90,009t from the San Ignacio Mine.

The metallurgical performance of the Guanajuato Mine ores has been consistently improved over the last months and does not appear to be affected by the blend ratios of ore from the various zones. During the 3rd quarter of 2015, the metallurgical balance showed the average silver recovery to be 91.52% and gold recovery to be 93.26% (to end of September 2015), slightly improved from previous quarters in 2014 and 2014. Both silver and gold are recovered as components of a sulphide concentrate containing pyrite and silver sulphide minerals.

In addition to the operation of the plant, GPR has undertaken some metallurgical test-work aimed at improving the operation of the plant. During 2011 this has included the addition of a new flotation section with the installation of five new fully automated Outotec cells which replaced the old sections of rougher cells. In 2012 a small regrind mill was installed with improvements in metallurgical recoveries. In 2012 and 2013 the primary crushing units were upgraded with a new Metso HP300 crusher and new vibrating twin screens. Lastly, in 2013, a new state of the art filter press was installed to reduce water content in the concentrate.

13.2	San Ignacio Mine

The metallurgical performance for the San Ignacio Mine ores has been less than that for the Guanajuato Mine; as such the San Ignacio ores are separately “batch” processed at the Guanajuato plant. After the regular processing of San Ignacio batches throughout 2014 to December 31, 2015, the metallurgical balance has an ending average silver recovery of 84.95% and gold recovery of 87.54% . Both silver and gold are recovered as components of a sulphide concentrate containing pyrite, electrum, and silver sulphide minerals. The San Ignacio concentrate is blended with concentrates from Guanajuato Mine before shipment and sale.

July 2015	Page 13-1

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

13.3	El Horcon Project

With regard to the El Horcon mineralization it was determined that a lead concentrate with gold and silver credits could be made at the Guanajuato plant. Zinc, with the present plant configuration would not be recoverable. Initial internal GPR bench testing indicated a lead concentrate grade of 50% lead, with recoveries of 60% lead, 85% silver, and 88% gold (Torres, 2012) is possible.

13.4	Santa Rosa Project

No Santa Rosa samples have been tested metallurgically regarding compatibility with the Guanajuato Mine processing plant.

July 2015	Page 13-2

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

14.0	MINERAL RESOURCE ESTIMATES

14.1	Guanajuato Mine

This report includes a new mineral resource estimate with an effective date of July 31, 2015 and replaces both Brown (2015) and Brown and Sprigg (2013) with estimates from an effective date of July 31, 2014 and July 31, 2013. In this report the terms “Mineral Resource,” “Inferred Mineral Resource,” “Indicated Mineral Resource,” and “Measured Mineral Resource” have the meanings ascribed to those terms in the “CIM Definition Standards - For Mineral Resources and Mineral Reserves” adopted by the CIM Council. There are no Mineral Reserves disclosed in this report.

Since the effective date of the old mineral resource up to the effective date of this new mineral resource report (July 31, 2014 to July 31, 2015) at total of 210,677 tonnes grading 206g/t silver and 2.21g/t gold has been milled from the Guanajuato Mine.

There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other factors that could materially affect the mineral resource estimates detailed in this report.

The resources were estimated from 6 area-specific block models (with San Cayetano included in the Santa Margarita Model). A set of wireframes representing the mineralised zones served to constrain both the block models and data subsequently used in Inverse Distance Cubed (ID3) Au and Ag grade interpolation. Each block residing at least partly within one or more of the 35 wireframes received a grade estimate. The effective date of the estimate is July 31, 2015. Table 14-1 provides a summary tabulation of the estimates.

Table 14-1:	Mineral Resources 2015 – Great Panther Silver Limited – Guanajuato Mine

Guanajuato Mine (Measured)

Vein	Tonnes	Ag (g/t)	Ag(oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Measured Cata	31,832	386	395,364	1.86	1,905	518	529,835
Measured Pozos	12,672	298	121,396	1.36	553	394	160,466
Measured Guanajuatito	31,922	257	263,410	1.22	1,248	342	351,493
Measured Santa Margarita	5,528	169	29,988	3.66	651	427	75,941
Measured San Cayetano	8,410	70	18,814	3.35	907	306	82,842
Total Measured	90,365	285	828,971	1.81	5,264	413	1,200,576

Guanajuato Mine (Indicated)

Vein	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Indicated Cata	5,715	393	72,223	1.58	291	505	92,732
Indicated Pozos	8,699	339	94,933	1.31	366	432	120,776
Indicated Guanajuatito	40,873	212	278,513	0.80	1,046	268	352,373
Indicated Santa Margarita	1,797	282	16,284	1.76	102	406	23,479
Indicated San Cayetano	2,268	79	5,786	2.39	174	248	18,066
Total Indicated	59,352	245	467,740	1.04	1,979	318	607,427

July 2015	Page 14-1

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Guanajuato Mine (Measured & Indicated)

Vein	Tonnes	Ag (g/t)	Ag(oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Measured Cata	31,832	386	395,364	1.86	1,905	518	529,835
Indicated Cata	5,715	393	72,223	1.58	291	505	92,732
Measured Pozos	12,672	298	121,396	1.36	553	394	160,466
Indicated Pozos	8,699	339	94,933	1.31	366	432	120,776
Measured Guanajuatito	31,922	257	263,410	1.22	1,248	342	351,493
Indicated Guanajuatito	40,873	212	278,513	0.80	1,046	268	352,373
Measured Santa Margarita	5,528	169	29,988	3.66	651	427	75,941
Indicated Santa Margarita	1,797	282	16,284	1.76	102	406	23,479
Measured San Cayetano	8,410	70	18,814	3.35	907	306	82,842
Indicated San Cayetano	2,268	79	5,786	2.39	174	248	18,066
Total M&I GTO Mine	149,716	269	1,296,710	1.50	7,242	376	1,808,003

Guanajuato Mine (Inferred)

Vein	Tonnes	Ag (g/t)	Ag(oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Inferred Cata	1,665	243	12,996	0.92	49	308	16,481
Inferred Pozos	11,668	293	109,768	1.02	382	365	136,749
Inferred Guanajuatito	6,978	186	41,689	0.99	223	256	57,419
Inferred Santa Margarita	14,458	371	172,252	2.12	984	520	241,694
Inferred Valenciana	88,802	103	294,430	2.52	7,193	281	802,283
Inferred San Cayetano	12,001	66	25,295	3.06	1,181	282	108,703
Total Inferred	135,571	151	656,429	2.30	10,013	313	1,363,328

Notes:
1.     US$74 per tonne Cut-off
2.     Silver equivalent was calculated using a 70.6 to 1 ratio of silver to gold value.
3.     Rock Density for all veins is 2.68t/m³
4.     Totals may not agree due to rounding.
5.     Grades in metric units
6.     Contained silver and gold in troy ounces
7.     Minimum true width 1.5m
8.     Metal Prices $15.00USD/oz silver, and $1,100USD/oz gold.

The author also offers zones of Geological Potential (Table 14-2) with historic mining. In the zones of Geological Potential, the author cautions that the potential quantity and grade is conceptual in nature, that there has been insufficient exploration to define a mineral resource and that it is uncertain if further exploration will result in the target being delineated as a mineral resource.

The Geological Potential listed zones have had some drilling, and in some cases underground access, which has allowed for a geological interpretation of the orientation of the zones. All the Geological Potential zones have had some former mining (pre-GPR) and as the dimensions of the former mining are unknown, and the old workings are unsafe and inaccessible, it is impossible to ascertain the volume and subsequent tonnage of what remains in place at the present time.

Table 14-2: Geological Potential - Great Panther Silver Limited – Guanajuato Mine

Guanajuato Mine (Geological Potential)

Vein	Range Tonnes		Range Grade Ag (g/t)		Range Grade Au (g/t)
	Low	High	Low	High	Low	High
Promontorio (Veta Madre HW)	88,400	132,600	59	69	2.43	2.85
Pozos SE (Veta Madre above 310 level)	44,100	66,200	214	252	1.14	1.35
Valenciana
Val1	39,100	52,200	156	184	1.31	1.54
Sugey	2,500	3,300	119	140	1.43	1.69
Sugey2	2,200	2,900	134	157	1.03	1.21
Sugey3	4,900	6,500	116	136	1.07	1.25
BO	7,800	10,500	187	220	2.00	2.36
Omar	400	500	140	165	1.13	1.33
Val2	10,300	13,800	107	125	3.00	3.52

July 2015	Page 14-2

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

14.1.1	Previous Estimates

The previous mineral resource estimate was prepared internally by GPR in 2014 and compiled into a GMC report (Brown, 2015). This estimate is summarized in Table 14- 3 and compared to the present estimate in Table 14- 4. For Measured and Indicated, there is a 68% decrease in contained gold and 42% decrease in contained silver or a decrease of 52% in contained silver equivalent ounces on the previous year's estimate. For Inferred, a decrease of 43% in contained gold and increase of 24% in contained silver, and a 24% decrease in contained Ag eq oz were reported. The decreases in M&I mainly reflect lower precious metal prices and mining depletion. The Inferred mineral resource dropped dramatically due to lower precious metal prices, plus the re-classification of some previous Inferred material into Geological Potential.

Table 14- 3:	Previous Mineral Resource Estimate, 2013 – Great Panther Silver Limited – Guanajuato

MEASURED JULY 31, 2014

Vein	Tonnes	Ag (g/t)	Ag(oz)	Au (g/t)	Au (oz)	AgEq (g/t)	AgEq (oz)
Totals Cata	55,932	444	798,886	1.88	3,919	577	1,036,929
Totals Pozos	57,280	374	688,769	1.64	3,012	490	901,465
Totals Guanajuatito	15,342	387	190,758	1.83	903	516	254,514
Totals Santa
Margarita	55,600	86	152,956	6.65	11,894	555	992,822
Totals Valenciana	-	-	-	-	-	-	-
Totals Promontorio	-	-	-	-	-	-	-
Totals San Cayetano	376	91	1,104	4.01	48	375	4,528
Totals Measured	184,530	309	1,832,474	3.24	19,778	538	3,190,258

July 2015	Page 14-3

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

INDICATED JULY 31, 2014

Vein	Tonnes	Ag (g/t)	Ag(oz)	Au (g/t)	Au (oz)	AgEq (g/t)	AgEq (oz)
Totals Cata	12,832	429	176,862	1.77	728	553	228,315
Totals Pozos	5,849	246	46,301	1.26	237	335	63,060
Totals Guanajuatito	8,321	443	118,387	1.82	487	571	152,745
Totals Santa Margarita	8,898	161	45,991	3.76	1,076	426	121,931
Totals Valenciana	-	-	-	-	-	-	-
Totals Promontorio	-	-	-	-	-	-	-
Totals San Cayetano	117	87	326	4.04	15	372	1,399
Totals Indicated	36,017	335	387,868	2.20	2,543	490	567,450

MEASURED & INDICATED JULY 31, 2014

Vein	Tonnes	Ag (g/t)	Ag(oz)	Au (g/t)	Au (oz)	AgEq (g/t)	AgEq (oz)
Totals Cata	68,764	441	975,749	1.85	4,648	572	1,265,244
Totals Pozos	63,129	362	735,070	1.60	3,250	475	964,525
Totals Guanajuatito	23,663	406	309,145	1.83	1,390	535	407,259
Totals Santa Margarita	64,498	96	198,947	6.26	12,970	538	1,114,753
Totals Valenciana	-	-	-	-	-	-	-
Totals Promontorio	-	-	-	-	-	-	-
Totals San Cayetano	493	90	1,431	4.02	64	374	5,927
Totals M & I	220,546	313	2,220,342	3.07	22,321	530	3,757,708

INFERRED JULY 31, 2014

Vein	Tonnes	Ag (g/t)	Ag(oz)	Au (g/t)	Au (oz)	AgEq (g/t)	AgEq (oz)
Totals Cata	4,778	445	68,318	2.37	364	612	93,987
Totals Pozos	2,534	300	24,435	0.76	62	353	28,765
Totals Guanajuatito	355	319	3,649	2.07	23	465	5,308
Totals Santa Margarita	7,515	15	3,715	6.57	1,587	479	115,711
Totals Valenciana	22,676	176	128,205	3.84	2,799	447	325,823
Totals Promontorio	100,553	70	225,692	3.07	9,939	287	927,266
Totals San Cayetano	25,172	97	78,578	3.62	2,934	353	285,336
Totals Inferred	163,583	101	532,592	3.37	17,708	339	1,782,196

July 2015	Page 14-4

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Notes:

1.     AgEq Cut-off for Cata 248g/t, Pozos 260g/t, Guanajuatito 352g/t, Santa Margarita 274g/t, Valenciana 360g/t, Promontorio 260g/t, San Cayetano 274g/t.
2.     Silver equivalent was calculated using a 70.6 to 1 ratio of silver to gold value.
3.     Rock Density for all veins is 2.68t/m3
4.     Totals may not agree due to rounding.
5.     Grades in metric units
6.     Contained silver and gold in troy ounces
7.     Minimum true width 1.5m
8.     Metal Prices $17.00USD/oz silver, and $1,200USD/oz gold.

Table 14- 4:	Changes from Previous Estimate – Great Panther Silver Limited – Guanajuato Mine

Category	Tonnes	Ag (g/t)	Ag(oz)	Au (g/t)	Au (oz)	AgEq (g/t)	AgEq (oz)
Measured	-51%	-8%	-55%	-44%	-73%	-23%	-62%
Indicated	65%	-27%	21%	-53%	-22%	-35%	7%
M&I	-32%	-14%	-42%	-51%	-68%	-29%	-52%
Inferred	-17%	49%	23%	-32%	-43%	-8%	-24%

14.1.2	Database – General Description

All underground channel and drill hole sample data collected under the supervision of the Guanajuato Geology Department are entered into and stored within a DataShed© database.

A validated dataset (see Section 12.2 Database Validation for details) extracted from the Guanajuato DataShed© database and subsequently used in modeling consisted of 1,052 drill holes and 70,141 underground channel samples. This dataset contained data current up to and including July 31, 2015.

Most holes in the dataset are angled towards the northeast at moderate to steep angles in fans collared from development headings located in the hanging wall of the mineralized vein structures. Holes range in length from 3m to 430m. Channel samples with an average width of 0.9m consist primarily of individual samples with corresponding mid-point co-ordinates; all have azimuth and dip information to allow display of “pseudo drill holes”.

Drilling is spread out over an approximate area of 3,650m (northwest-southeast) by 1,000m (northeast-southwest). The average drill sample length is 1.19m.

July 2015	Page 14-5

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

14.1.3	Assays

The validated assay database contains 57,821 sample intervals from drill holes and 70,141 intervals from underground development and mining. During the validation process, a total of 55 Au results and 58 Ag results were found to be missing. In the case of underground sampling, the proportion of missing results was higher, with 32 for Au and 39 for Ag. These 'null' results were excluded from the final dataset used for grade interpolation. Assay results reported to be below laboratory detection limits were replaced with a value of half the detection limit. The average interval length is 1.17m for drilling and 0.9m for underground sampling.

A total of 1,755 drill intervals and 21,592 underground sample intervals were contained at a proportion of >50% within the wireframes constructed for the mineralized zones. Table 14- 5 and Table 14- 6 provide summary statistics for these intervals.

Table 14- 5:	Drill Sample Statistics by Area – Great Panther Silver Limited – Guanajuato Mine

Au

Area	Count	Min	Max	Mean	Std. Dev.
Cata	732	0.005	73.50	1.52	5.72
Pozos	77	0.005	8.3	.58	1.25
Santa Margarita	90	0.005	53.3	3.83	8.04
Guanajuatito	344	0.005	53.70	0.687	3.14
San Cayetano	212	0.005	71.6	1.78	8.55
Valenciana	300	0.005	26	1.24	2.74

Ag
Area	Count	Min	Max	Mean	Std. Dev.
Cata	732	0.50	16,400	429	1,502
Pozos	77	0.50	2,267	170	371
Santa Margarita	90	0.50	1,136	124	230
Guanajuatito	344	0.50	5,830	110	388
San Cayetano	212	0.50	607	32	67
Valenciana	300	0.50	2,900	138	303

Table 14- 6:	U/G Sample Statistics by Area – Great Panther Silver Limited – Guanajuato Mine

July 2015	Page 14-6

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Au
Area	Count	Min	Max	Mean	Std. Dev.
Cata	6,012	0.005	134	1.234	5.84
Pozos	4,204	0.005	68	1.23	2.34
Santa Margarita	724	0.005	173	2.33	11.42
Guanajuatito	7,504	0.005	119	0.91	3.15
San Cayetano	2,641	0.005	174	3.21	11.72
Valenciana	-	-	-	-	-

Ag
Area	Count	Min	Max	Mean	Std. Dev.
Cata	6,012	0.5	28,400	344	1,348
Pozos	4,204	0.5	13,284	217	518
Santa Margarita	724	0.5	14,670	122	848
Guanajuatito	7,504	0.5	32,727	174	599
San Cayetano	2,641	0.5	11,911	50	251
Valenciana	-	-	-	-	-

14.1.4	Core Recovery and RQD

Core Recovery characteristics were analysed for all drill core samples obtained from within each of the 34 mineralised zones. See Table 14- 7 below.

Table 14- 7:	Recovery and RQD by Area – Great Panther Silver Limited – Guanajuato Mine

Area	No. of	Avg RQD	Avg Rec	% Rec Measurements
	Measurements	%	%	<85%
Cata	295	46	90	65
Pozos	44	76	93	4
Santa Margarita	35	81	100	0
Guanajuatito	123	55	98	18
San Cayetano	66	77	94	5
Valenciana	126	56	89	27
Promontorio	25	49	90	12
Total	821	57	93	22

A total of 47,497 diamond core Recovery and RQD measurements were returned from the DataShed© database. Of these, only 708 were found to be within the mineralised zones and as such only these have been presented in the table above. The Pozos, Santa Margarita, Guanajuatito, San Cayetano and Promontorio zones show the best recoveries (≥ 90%). While still being more than satisfactory, Cata and Valenciana have comparatively lower recoveries at 90% and 89% respectively.

July 2015	Page 14-7

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

In the author's opinion, the overall drill core recovery is excellent and has no negative bearing on the mineral resource estimates.
14.1.5	Density

Specific gravity (SG) determinations for Guanajuatito drill core are carried out on site on whole NQ or HQ core using the water submersion method. Samples with a minimum weight of 500g are selected at a minimum frequency of 3 per mineralised zone plus additional hanging wall and footwall samples. Samples are then air dried and subsequently weighed in air with the measurement recorded on a standard form. The samples are then suspended in a basket which is submersed in water and the suspended mass in water is recorded also. The raw information is entered into excel spreadsheet and the SG calculated via the formula,

SG = Mass in Air (Dry) / (Mass in Air (Dry) – Mass Suspended (in Water))

The number of SG determinations available in the DataShed© database totalled 8,987, with 449 of these SG samples contained within one of the 34 mineralisation wireframes. Following exclusion of outliers, an average SG determination of 2.69t/m³ was calculated and was used across all 7 areas and 34 zones for resource estimation purposes.

It is the authors opinion that the SG determination method used at the Guanajuato Project is industry-standard, and that the results are representative of the material in the mine.

14.1.6	Mineralization Domains

There are 34 wireframes representing each of the mineralised zones contained within the 7 areas created by GPR personnel and provided for use in resource modelling. Each wireframe was assigned a unique numeric code that was used to tag the block model and assay intervals associated with each zone. Every assay located at >50% within one or more of the 34 wireframes received a corresponding code. Details on area and zone names, coding and zone orientation are presented in Table 14- 8.

Table 14- 8:	Zone Coding and Vein Orientation – Great Panther Silver Limited

Area	Zone/Vein	Code	Dip (Deg)	Dip Direction (Deg)
Cata	Cata VM FW	100	-46	214
	Cata Contacto	101	-47	219
	Cata VM HW	102	-55	215
	Cata Alto1	103	-41	227
	Cata Alto2	104	-34	207
	Cata Alto3	105	-35	193
	Cata Alto4	106	-27	213
	Cata Alto4a	107	-6	215
	Cata Alto 5	108	-32	221
Los Pozos	Pozos SE FW	200	-40	235
	Pozos SE	201	-35	235

Guanajuatito	GTTO HW	400	-45	228
	GTTO FW	401	-46	235
	GTTO NW	402	-46	245
	GTTO SE	403	-47	237
	GTTO INT	404	-35	145

Santa Margarita	SM AA	305	-35	232
	SM AO	306	-44	233
	SM LS1	301	-67	260
	SM LS2	302	-55	240
	SM LS3	303	-82	197
	SM LS4	304	-62	61

July 2015	Page 14-8

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Area	Zone/Vein	Code	Dip (Deg)	Dip Direction (Deg)
Valenciana	BO	605	-48	235
	Omar	606	-70	235
	Sugey	607	-40	236
	Sugey2	608	-45	236
	Sugey3	609	-52	236
	VAL 1	600	-43	235
	VAL 2	601	-46	235
	VAL 3	602	-42	234
	VAL 4	603	-46	235
	VAL 5	604	-46	235

San Cayetano	SC	500	-40	230

Promontorio	PROM	700	-46	235

Notes:

VM - Veta Madre; FW - Foot Wall; HW - Hanging Wall; SM - Santa Margarita; SC - San Cayetano; GTTO - Guanajuatito; PROM - Promontorio; VAL - Valenciana; NW - Northwest; SE - Southeast.

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

14.1.7	Underground Workings

Mine-specific sets of underground workings solids are maintained by GPR personnel who collect and manage all survey data for the active mining areas. Underground workings solids current to 31 July 2015 were used for the purpose of generating total mined solids from the relevant mineralization wireframes (Cata, Pozos, Guanajuatito, San Cayetano and Santa Margarita). These total mined solids were then used to code the model to allow for subsequent exclusion of mined material from final inventory reporting.

All underground workings wireframes were generated by GPR personnel using a combination of digitised historic level plans and drill-hole logs. These wireframes were subsequently cut from the mineralization wireframes to generate total mined solids which were used in the same way as described above for the areas of active mining.

Additionally, underground workings solids for active mining areas were isolated for the period July 31, 2014 to July 31, 2015 for the ultimate purpose of model reconciliation. These workings were used for the purpose of generating a set of mined reconciliation solids for this nominated period which were then coded to the model allowing for the iterative process of production figures vs. model reconciliation and grade cap adjustment. More details on this process are available below in Section 14.1.8 - Assay Capping.

In future it is recommended that the process of incorporating survey data into underground workings solids updates be done more frequently to prevent a delay in the availability of said solids. At the time of writing, GPR was in the process of streamlining this system.

14.1.8	Assay Capping

As a standard industry practice, higher-grade assay values are often capped (i.e. replaced with a threshold value) prior to use in interpolation with the aim of reducing the influence of statistically anomalous sample data on resource estimations. Various techniques may be used to determine appropriate capping levels.

For the Guanajuato Project, several techniques were used in order to determine individual grade caps for all combinations of mineralised zone and sample type (drill vs. channel). For underground channel samples, caps were applied, interpolation performed and resulting model grades reconciled with reported production grades. This process was repeated with various caps until an acceptable correlation between model and production grades was achieved.

When considering appropriate caps to be applied to drill samples, a combination of two methods was used. The first involved the determination of mean grades of the sample population in question following the application of a range of top cuts. Top cut values were then graphed against corresponding mean grades. The resultant graph was then examined for a sharp change in gradient beyond which the influence of higher caps no longer significantly affected the population mean. In conjunction, probability plots were examined for 'breaks' which are considered to indicate appropriate capping levels. Both techniques were performed for all drilling data and the most appropriate cap based on all results was selected.

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Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

The net impact of the capping on drilling was to reduce the average Au and Ag assay grades by 42% and 38%, respectively. For underground sampling the average reductions were 30% and 24% respectively.

Table 14- 9 provides a summary of caps and assay statistics for drilling and Table 14- 10 provides the same for the underground channel sample data.

Table 14- 9:	Drill Hole Assay Capping - Great Panther Silver Limited – Guanajuato Mine

			Au g/t			Ag g/t
Zone	Code	Cap	Before	After	Cap	Before	After
Cata VM FW	100	6	0.61	0.56	1200	185	151
Cata Contacto	101	6	0.62	0.62	1100	199	197
Cata VM HW	102	6	0.98	0.86	1700	227	208
Cata Alto1	103	6	3.92	1.34	900	1065	276
Cata Alto2	104	6	3.92	1.16	900	889	202
Cata Alto3	105	7	3.87	1.9	900	1316	342
Cata Alto4	106	7	1.45	1.33	900	537	261
Cata Alto4a	107	6	0.68	0.68	900	241	105
Cata Alto 5	108	6	0.5	0.5	900	96	96
Pozos SEFW	200	8	2.48	1.6	900	701	194
Pozos SE	201	8	0.58	0.58	900	170	144
GTTO HW	400	3	0.61	0.47	700	92	76
GTTO FW	401	4	0.97	0.41	800	144	86
GTTO NW	402	3	0.45	0.36	600	95	77
GTTO SE	403	3	0.53	0.42	600	141	91
GTTO INT	404	-	3.71	3.71	-	865	865
SM AA	305	40	1.19	1.19	500	269	219
SM AO	306	40	2	2	500	262	166
SM LS1	301	11	2.03	1.66	400	65	60
SM LS2	302	25	8.97	8.97	400	48	48
SM LS3	303	25	6.38	6.38	400	8	8
SM LS4	304	25	15.06	11.3	400	23	23
BO	605	3.7	4.25	2.12	335	426	205
Omar	606	3.7	1.43	0.87	335	69	69
Sugey	607	3.7	1.58	0.83	335	118	65
Sugey2	608	3.7	0.64	91	335	91	81
Sugey3	609	3.7	0.84	109	335	109	109
VAL 1	600	5	0.85	0.85	200	75	63
VAL 2	601	5	3.83	1.73	200	378	63
VAL 3	602	5	6.35	0.74	200	100	39
VAL 4	603	5	2.04	2.04	200	228	105
VAL 5	604	5	0.47	0.47	200	77	69
SC	500	10	1.78	0.81	300	32	31
PROM	700	5	3.01	1.86	210	69	62

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Notes:

VM - Veta Madre; FW - Foot Wall; HW - Hanging Wall; SM - Santa Margarita; SC - San Cayetano; GTTO - Guanajuatito; PROM - Promontorio; VAL - Valenciana; NW - Northwest; SE - Southeast.

Table 14- 10:	Underground Sample Assay Capping – Great Panther Silver Limited – Guanajuato Mine

		Au g/t			Ag g/t
Zone	Code	Cap	Before	After	Cap	Before	After
Cata VM FW	100	8	0.96	0.65	1300	302	158
Cata Contacto	101	8	8.63	0.53	1300	144	124
Cata VM HW	102	8	1.47	0.67	1300	378	154
Cata Alto1	103	8	1.62	0.72	1300	358	165
Cata Alto2	104	8	2.65	1.27	1300	594	257
Cata Alto3	105	8	1.47	0.99	1300	411	215
Cata Alto4	106	8	1.06	0.69	1300	298	165
Cata Alto4a	107	8	2.03	0.75	1300	440	152
Cata Alto 5	108	8	1.12	0.76	1300	439	190
Pozos	200	8	1.23	1.07	1750	218	196
SEFW Pozos SE	201	8	0.74	0.74	1750	162	156
GTTO HW	400	5	0.63	0.49	2000	109	102
GTTO FW	401	4	1.34	0.88	1400	267	219
GTTO NW	402	5	0.85	0.7	2000	167	134
GTTO SE	403	3	0.13	0.13	600	33	31
GTTO INT	404	4	1.27	0.7	1800	225	132
SM AA	305	40	-	-	1300	-	-
SM AO	306	40	4.71	2.75	1300	289	76
SM LS1	301	30	1.03	0.98	1000	110	94
SM LS2	302	30	5.64	2.1	1000	10	10
SM LS3	303	30	3.81	2.44	1000	111	24
SM LS4	304	30	0.94	0.94	1000	7	7
BO	605	5	-	-	435	-	-
Omar	606	5	0.85	0.58	435	89	56
Sugey	607	5	0.24	0.24	435	26	26
Sugey2	608	5	0.64	0.64	435	80	80
Sugey3	609	5	1.64	1.13	435	161	111
VAL 1	600	5	0.73	0.66	435	101	69
VAL 2	601	-	-	-	-	-	-
VAL 3	602	-	-	-	-	-	-
VAL 4	603	-	-	-	-	-	-
VAL 5	604	-	-	-	-	-	-
SC	500	10	3.21	1.44	300	50	40
PROM	700	5	0.55	0.55	-	19	19

July 2015	Page 14-12

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Notes:

VM - Veta Madre; FW - Foot Wall; HW - Hanging Wall; SM - Santa Margarita; SC - San Cayetano; GTTO - Guanajuatito; PROM - Promontorio; VAL - Valenciana; NW - Northwest; SE - Southeast.

14.1.9	Composites

Assay intervals were tagged with unique codes for each area and zone, as described previously. Any assay contained at >50% within a wireframe received a code. Only samples with a code were used in the relevant interpolation run.

Common industry practice is to composite samples to a standard specified length as a method of mitigating grade bias that may potentially result from variable primary sample lengths.

Conversely, all drill samples were composited to a length of 1.5m (maximum allowable drill assay interval length as documented in core processing protocols) prior to use in grade interpolation. This practice ensured that the risk of potential grade bias resulting from variable sample length was mitigated, particularly in areas predominantly or solely supported by drill-hole data. The nominated 1.5m composite length was selected as the minimum possible which would allow for the closest reasonable parity with average channel sample length. Given that the maximum allowable raw drill assay length was 1.5m, a composite length less than this would have resulted in artificial clustering in some cases and therefore was not considered. Underground samples which were stored as intervals also composited to a length of 1m prior to use in grade interpolation.

14.1.10	Block Model and Grade Estimation Procedures

14.1.10.1	Dimensions and Coding

The block dimensions for all models are 2.5m x 2.5m x 2.5m. Details on block model dimensions and extent are presented in Table 14- 11 below.

Table 14- 11:	Extent of all the Block Models- Great Panther Limited – Guanajuato Mine

July 2015	Page 14-13

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

Cata	Minimum	Maximum	Size(m)
Easting	845	1015	2.5
Northing	-2,935	-2,708	2.5
Elevation	1,548	1,722	2.5
Pozos	Minimum	Maximum	Size(m)
Easting	1,231	1,568	2.5
Northing	-3,050	-2,823	2.5
Elevation	1,676	1,889	2.5
Santa Margarita / San Cayetano	Minimum	Maximum	Size(m)
Easting	1,325	1,703	2.5
Northing	-3,735	-3,188	2.5
Elevation	1,473	1,808	2.5
Guanajuatito	Minimum	Maximum	Size(m)
Easting	-375	110	2.5
Northing	-1,133	-667	2.5
Elevation	1,670	2,060	2.5
Valenciana	Minimum	Maximum	Size(m)
Easting	-175	428	2.5
Northing	-2,105	-1,678	2.5
Elevation	1,484	1,914	2.5
Promontorio	Minimum	Maximum	Size(m)
Easting	2,016	2,163	2.5
Northing	-3,449	-3,274	2.5
Elevation	1,933	2,058	2.5

Each block located at least partly within a wireframe has been assigned a zone code that matches the assay coding scheme. Block percentages were also estimated based on the portion of the block coincident with the wireframe. Grades were estimated only to those blocks coincident ≥0.01% with one or more of the 34 zones. Where a block occupied more than one wireframe, the block received the majority code and the combined percentage.

14.1.10.2	Geostatistics

Variogram analysis was undertaken for both Au and Ag in order to characterise the spatial variance of each. Single-structure ranges were developed in the average plane of all zones for each area (excluding Valenciana and Promontorio for which not enough data were available to produce meaningful results). Long ranges were found to be between 6-12m for Ag and 6-18m for Au, while the nugget (C0) values ranged from 25 - 52% and 23 - 50% of total sill (C0+C1) for Ag and Au respectively. These results indicated that while there is a demonstrable (albeit limited) spatial correlation between samples within each zone, local estimates of grade are not expected to be particularly accurate given the high nugget values reported above.

July 2015	Page 14-14

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

14.1.10.3	Grade Interpolation

Grade interpolation for both Au and Ag was executed as a series of 3 runs, each of which were performed via the inverse distance cubed (ID3) method. Block grades were interpolated from drill hole and underground samples. A minimum of 1 and a maximum of 4 composites were allowed for interpolation to each block. In estimating block grades, it was required that the block zone code be the same as the composite zone code in order for interpolation to occur. Kriging was not used as the primary method of interpolation due to concerns regarding potential over-smoothing of grades. Given the short major axis ranges and high nugget values determined during the variogram analysis, Inverse Distance (ID) was deemed to be the most appropriate method of grade interpolation. power of 3 was selected for this reason also, as greater influence is given to grades more proximal to the block than they would otherwise be given if a power of 2 had been used, for example.

The interpolation strategy involved 3 successive passes, whereby smaller search envelopes were employed in each consecutive run, overwriting blocks estimated in the previous run. The first pass was performed at a long range axis length of 100m and the second pass at 50m. For these passes, the major/minor axis ratio was set at 5 and the major/semi-major axes ratios set at 1. For the 3 pass, smaller search ellipse, with a 15 m radius was used.

14.1.11	Block Model Validation

Validation of the interpolation techniques and resulting block model were completed via the following:

•	Visual inspection of the block grades in comparison to surrounding data values;
•	Comparison of block model grades with actual production; and
•	Comparison of block and sample means .

14.1.11.1	Visual Inspection

The block models for all four areas were reviewed in 3D on 5m section intervals. Model grades were compared locally with original sample grades, and were found to be acceptably similar.

14.1.11.2	Comparison with Production Records

As mining was continuing in areas that had been reconciled in past years, the estimations in this report used the same grade capping for each zone for consistency, and no comparisons between block model and production records were made. The only exception was at Guanajuatito FW where production records, July 31, 2014 to July 31, 2015, indicated 22,525 tonnes grading 240g/t silver and 1.17g/t gold. The block model, using a cut-out of the longitudinal estimated mining area, indicated 27,293 tonnes grading 266g/t silver and 1.16g/t gold. The block model silver grade was 11% higher and the gold was 1% lower than the production grades. This is quite reasonable. The block model tonnes were 21% higher than the production figures. This is more significant but may well be within the bounds of reason given the latitude possible in the estimation of the cut-outs.

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

14.1.11.3	Comparison of Block and Sample Means

Block grade estimates for all resources were compared with drill-hole and underground channel sample composite grades. Generally, it is considered more appropriate to compare drill composites and not channel samples with model grades given that drill-holes are generally far more evenly distributed across the zones, and as such, the effects of extreme spatial clustering (as seen with channel sampling) are less likely to affect the relevance of the comparison. This is certainly the situation as shown on Figures 14- 12 and 14- 13, with underground sampling showing a higher variability both up and down from block model grades.

Table 14- 12:	Comparison of Block and All DDH Samples – Great Panther Silver Limited – Guanajuato Mine

	Ag g/t			Au g/t
Area	Blocks	DDH	Diff	Blocks	DDH	Diff
Cata	211	198	6%	0.79	0.89	-13%
Pozos	111	150	-35%	0.58	0.7	-21%
Santa Margarita	180	202	-12%	1.37	1.45	-6%
Guanajuatito	84	78	7%	0.43	0.38	12%
San Cayetano	31	31	0%	0.72	0.81	-13%
Valenciana	88	92	-5%	0.93	0.88	5%
Promontorio	60	62	-3%	2.17	1.89	14%
Total	109	116	-0.06	1	1	-0.03

Table 14- 13:	Comparison of Block and All UG Samples – Great Panther Silver Limited – Guanajuato Mine

Area	Ag g/t			Au g/t
	Blocks	UG	Diff	Blocks	UG	Diff
Cata	211	167	21%	0.79	0.72	9%
Pozos	111	191	-72%	0.58	1.03	-78%
Santa Margarita	180	76	58%	1.37	2.75	-101%
Guanajuatito	84	219	-161%	0.43	0.87	-102%
San Cayetano	31	40	-29%	0.72	1.44	-100%
Valenciana	99	85	14%	0.93	0.84	10%
Promontorio	60	62	-3%	2.17	1.89	14%
Total	111	120	-0.25	1	1.36	-0.5

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Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

14.1.11.4	Cut-Off Value

The marginal mining cut-off value of $US74/tonne is based on mine operating costs (mining, milling, G&A) of US$93/tonne. Block model silver and gold grades have been converted to an $US NSR value using a proprietary “calculator” which takes into effect metal prices (long term projected to be $US15/oz silver and $US1,100/oz gold), mill metal recoveries (91.51% for silver and 93.26% for gold), concentrate shipping charges, and proprietal smelter terms.

The cut-off value was applied to each block estimated in the resource block model. This will inadvertently overstate the grade, while understating the tonnes and contained ounces in the mineral resource estimates. Realistically, mineral “blocks” are not mined individually but as part of mining volume along with neighbouring blocks that may not be of “cut-off” grade. As such, as long as the weighted average grade of all the mineral blocks in a mining volume is above cut-off, it will be considered for mining. This report is to state the mineral resource; it is for the Guanajuato Mine planning department staff to consider what can be mined.

In the last mineral resource estimate (Brown (2015) for Measured and Indicated resources, a cut-off value was applied to each mining area. This was discontinued in this report due to the operation shifting cost allocations during the reporting period, and will be re-instated next estimation when cost allocation variability has discontinued.

Inferred resources were estimated using the marginal cut-off value.

14.1.12	Classification

The Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (CIM definitions) were followed for the classification of the mineral resources.

The approach to classification was to consider the distance of any block to development or stoping. Measured blocks were required to be situated adjacent to and within 15m of underground workings. In order to be classified as Indicated, blocks were required to be within 15m and 30m to underground workings. All other blocks not classified as either Measured or Indicated and residing at least partially within a wireframe, or within a wireframe with exclusively drill hole intersections, were classified as Inferred.

Using the scheme described above, solids were constructed for each classification type and used for model classification coding. The reason being is that some areas were required to be manually adjusted despite their empirically derived classification. Such areas included those where small outlier collections of blocks or individual blocks of a particular classification were identified. Additionally, areas where geological confidence was lower than that reflected in the empirically derived classification received a reduced classification.

July 2015	Page 14-17

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

14.1.13	Mineral Resource Tabulations

Table 14- 14 through Table 14- 17 provide detailed summaries of the mineral resource estimates as at July 31, 2015. Measured, Indicated, and Inferred mineral resources are reported at the marginal operational mining cut-off value of US$74 per tonne.

July 2015	Page 14-18

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Table 14- 14:	Measured Mineral Resources - Great Panther Silver Limited – Guanajuato Mine

Guanajuato Mine (Measured)

Vein	Tonnes	Ag (g/t)	Ag(oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Measured Cata	31,832	386	395,364	1.86	1,905	518	529,835
Measured Pozos	12,672	298	121,396	1.36	553	394	160,466
Measured Guanajuatito	31,922	257	263,410	1.22	1,248	342	351,493
Measured Santa Margarita	5,528	169	29,988	3.66	651	427	75,941
Measured San Cayetano	8,410	70	18,814	3.35	907	306	82,842
Total Measured	90,365	285	828,971	1.81	5,264	413	1,200,576

Table 14- 15:	Indicated Mineral Resources - Great Panther Silver Limited – Guanajuato Mine

Guanajuato Mine (Indicated)

Vein	Tonnes	Ag (g/t)	Ag(oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Indicated Cata	5,715	393	72,223	1.58	291	505	92,732
Indicated Pozos	8,699	339	94,933	1.31	366	432	120,776
Indicated Guanajuatito	40,873	212	278,513	0.80	1,046	268	352,373
Indicated Santa Margarita	1,797	282	16,284	1.76	102	406	23,479
Indicated San Cayetano	2,268	79	5,786	2.39	174	248	18,066
Total Indicated	59,352	245	467,740	1.04	1,979	318	607,427

Table 14- 16:	Measured plus Indicated Mineral Resources - Great Panther Silver Limited - Guanajuato Mine

Guanajuato Mine (Measured & Indicated)

Vein	Tonnes	Ag (g/t)	Ag(oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Measured Cata	31,832	386	395,364	1.86	1,905	518	529,835
Indicated Cata	5,715	393	72,223	1.58	291	505	92,732
Measured Pozos	12,672	298	121,396	1.36	553	394	160,466
Indicated Pozos	8,699	339	94,933	1.31	366	432	120,776
Measured Guanajuatito	31,922	257	263,410	1.22	1,248	342	351,493
Indicated Guanajuatito	40,873	212	278,513	0.80	1,046	268	352,373
Measured Santa Margarita	5,528	169	29,988	3.66	651	427	75,941

July 2015	Page 14-19

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Indicated Santa Margarita	1,797	282	16,284	1.76	102	406	23,479
Measured San Cayetano	8,410	70	18,814	3.35	907	306	82,842
Indicated San Cayetano	2,268	79	5,786	2.39	174	248	18,066
Total M&I GTO Mine	149,716	269	1,296,710	1.50	7,242	376	1,808,003

Table 14- 17:	Inferred Mineral Resources - Great Panther Silver Limited – Guanajuato Mine

Guanajuato Mine (Inferred)

Vein	Tonnes	Ag (g/t)	Ag(oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Inferred Cata	1,665	243	12,996	0.92	49	308	16,481
Inferred Pozos	11,668	293	109,768	1.02	382	365	136,749
Inferred Guanajuatito	6,978	186	41,689	0.99	223	256	57,419
Inferred Santa Margarita	14,458	371	172,252	2.12	984	520	241,694
Inferred Valenciana	88,802	103	294,430	2.52	7,193	281	802,283
Inferred San Cayetano	12,001	66	25,295	3.06	1,181	282	108,703
Total Inferred	135,571	151	656,429	2.30	10,013	313	1,363,328

Notes:
1.     Cut-off was the operational marginal cost of US$74/tonne
2.     Silver equivalent was calculated using a 70.6 to 1 ratio of silver to gold value
3.     Rock Density for all veins is 2.68t/m3
4.     Totals may not agree due to rounding
5.     Grades in metric units
6.     Contained silver and gold in troy ounces
7.     Minimum true width 1.5m
8.     Metal Prices US$15.00/oz silver, and US$1,100/oz gold

14.1.14	Geological Potential

The author also offers zones of Geological Potential (Table 14-18) with historic mining. In the zones of Geological Potential, the author cautions that the potential quantity and grade is conceptual in nature, that there has been insufficient exploration to define a mineral resource and that it is uncertain if further exploration will result in the target being delineated as a mineral resource.

The Geological Potential listed zones have had some drilling, and in some cases underground access, which has allowed for a geological interpretation of the orientation of the zones. All the Geological Potential zones have had some former mining (pre-GPR) and as the dimensions of the former mining are unknown, and the old workings are unsafe and inaccessible, it is impossible to ascertain the volume and subsequent tonnage of what remains in place at the present time.

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Table 14- 18:	Geological Potential - Great Panther Silver Limited – Guanajuato Mine

Guanajuato Mine (Geological Potential)

Vein	Range Tonnes		Range Grade Ag (g/t)		Range Grade Au (g/t)
	Low	High	Low	High	Low	High
Promontorio (Veta Madre HW)	88,400	132,600	59	69	2.43	2.85
Pozos SE (Veta Madre above 310 level)	44,100	66,200	214	252	1.14	1.35
Valenciana
Val1	39,100	52,200	156	184	1.31	1.54
Sugey	2,500	3,300	119	140	1.43	1.69
Sugey2	2,200	2,900	134	157	1.03	1.21
Sugey3	4,900	6,500	116	136	1.07	1.25
BO	7,800	10,500	187	220	2.00	2.36
Omar	400	500	140	165	1.13	1.33
Val2	10,300	13,800	107	125	3.00	3.52

14.1.15	Comparison to Previous Resource Estimate

A table is presented below comparing the Mineral Resources from the Guanajuato Mine from effective date 31 July 2014 to 31 July 2015 (Table 14- 19 ). The Measured category tonnes and gold grade have both dropped considerably reflecting a notable drop in resource at the Santa Margarita and Cata zones. In the Indicated category, the 2015 tonnages are higher due to contribution by the Guanajuatito zone, but the silver and gold (in particular) are lower due to decreased resources at Cata and Santa Margarita. In the Inferred category the tonnages are lower in 2015 due to removing Promontorio (moving to Geological Potential) and adding in a lesser amount of Valenciana, while the silver grade is higher and gold grade lower due to a combination of dropping out the gold rich Promontorio zone and increasing the silver rich Valenciana zone. Overall the mineral resource and silver equivalent ounces dropped due to depletion and lower silver and gold prices, and was only slightly mitigated by using a marginal mining cut-off in 2015.

Table 14- 19:	Comparison of Guanajuato Mine 2014 to 2015 Mineral Resources

Year and Category	Tonnes	% Diff.	Ag (g/t)	% Diff.	Au (g/t)	% Diff	Ag eq (oz)	% Diff.
2014 Measured	184,530		309		3.24		3,190,258
2015 Measured	90,365	-51	285	-7.8	1.81	-44.1	1,200,576	-62.4
2014 Indicated	36,017		335		2.20		567,450
2015 Indicated	59,352	64.8	245	-26.9	1.04	-52.7	607,427	7
2014 M&I	220,546		313		3.07		3,757,708
2015 M&I	149,716	-32.1	269	-14.1	1.50	-51.1	1,808,003	-51.9
2014 Inferred	163,583		101		3.37		1,782,196
2015 Inferred	135,571	-17.1	151	49.5	2.30	-31.8	1,363,328	-23.5

Notes from the Guanajuato Mine Resources with the effective date of 31 July 2014:
1.     AgEq Cut-off for Cata 248g/t, Pozos 260g/t, Guanajuatito 352g/t, Santa Margarita 274g/t, Valenciana 360g/t, Promontorio 260g/t, San Cayetano 274g/t.

July 2015	Page 14-21

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

2.     Silver equivalent was calculated using a 70.6 to 1 ratio of silver to gold value
3.     Rock Density for all veins is 2.68t/m3
4.     Totals may not agree due to rounding
5.     Grades in metric units
6.     Contained silver and gold in troy ounces
7.     Minimum true width 1.5m
8.     Metal Prices $17.00USD/oz silver, and $1,200USD/oz gold

14.2	San Ignacio Mine

14.2.1	Introduction

A new estimate of Mineral Resources has been completed for the San Ignacio Mine in this report with an effective date of December 31, 2015 and supersedes that of Brown, 2015 and Waldegger and Brown, 2014, and is incorporated and compiled into this report of the GMC.

In this report, the terms “Mineral Resource,” “Inferred Mineral Resource,” “Indicated Mineral Resource,” and “Measured Mineral Resource” have the meanings ascribed to those terms in the “CIM Definition Standards - For Mineral Resources and Mineral Reserves” adopted by the CIM Council.

There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other factors that could materially affect the mineral resource estimates detailed in this report.

The geological interpretation was provided by the Company. Wireframe modelling and grade estimation was completed using Leapfrog 3D geological modelling software provided by Aranz Geo Ltd. (Leapfrog) and geological modelling software by MicroMine.

14.2.2	Sample Database

The drill-hole data from Great Panther included 177 diamond drill holes and chip samples from 6,959 face sample sites. For the purpose of this report, only 162 drill holes between sections 50N and 1100N, and underground samples from 6,959 sites from drifting along the eight veins will be reported on in this section.

Sample intervals with assay values lower than the detection limit for silver and gold were imported at the detection limit. The MicroMine database records the sample as being less than detection. For analysis in external software (e.g. MS Excel), the values were converted to half the detection limit.

Descriptive statistics of the raw drill core samples and underground chip samples are presented in Table 14- 20.

July 2015	Page 14-22

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Table 14- 20:	Descriptive Statistics for the Sample Database

	Drill Hole Samples			Underground Samples
			Sample			Sample
	Ag	Au	Length	Ag	Au	Length
	(g/t)	(g/t)	(m)	(g/t)	(g/t)	(m)
Valid Cases	9,373	9,373	9,287	6,959	6,958	5,755
Mean	26.6	0.48	0.99	141.9	3.24	0.82
Variance	21,879	2.85	0.134	33,775	15.8	0.047
Std. Deviation	148	1.69	0.36	183.8	3.98	0.21
CV	5.7	3.49	0.37	1.29	1.23	0.26
Minimum	0.25	0.005	0.05	0.25	0.005	0.25

84th Percentile	25	0.44	1.35	245	5.67	1.05
Median	3	0.06	1	95	2.17	0.8
97.7th Percentile	252	4.84	1.5	566	13.15	1.2
99.9th Percentile	1,039	20.25	2.46	2,215	42.83	1.5
Maximum	11951	48.24	11.9	3,596	66.84	2.4

Table includes both mineralized and non-mineralized intervals.

14.2.3	Domain Modelling

Domain modelling is generally considered the first step in estimating resources for a mineral deposit. It consists of separating the mineralized material into different domains with distinct geological characteristics, grade distributions, and spatial continuity of grade. In practice, each domain takes the form of a 3D envelope often interpreted on sections or levels by a geologist.

The domains were modelled to include vein, vein breccia, and stockwork material that were interpreted by Great Panther to form continuous veins called Melladito, Melladito 2, Melladito 3, Melladito Splay, Intermediate, Intermediate 2, Nombre de Dios 1, and Nombre de Dios 2. Not all material that was logged as vein, vein breccia, or stockwork was included in the six-modelled domains, as some of this material could not be correlated between drill holes, and not all of the intersections used to model the veins were mineralized.

Using Leapfrog 3D geological modelling software, all the veins were remodelled based on the GPR geologist’s interpretation of drill-hole and underground chip samples. A minimum width of 1.0m was applied during vein modelling. They were previously modelled to a 1.5m minimum width. Additional waste material was included within the domains at very narrow intersections due to modelling to the minimum widths. Descriptive statistics of silver and gold grades in each domain are presented in Table 14- 21 and Table 14- 22. To establish whether or not the underground chip sample data is of a similar population to the diamond drill hole sample data, a comparison of the two composited datasets is presented in Section 14.2.6 Compositing.

Table 14- 21:	Descriptive Statistics of Silver Grade Grouped by Domain

Silver (g/t)	Melladito	Melladito 2	Melladito Sp	Melladito 3	Intermedi	Intermediate ate2	Nombre de Dios	Nombre de Dios 2

July 2015	Page 14-23

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Silver (g/t)	Melladito		Melladito 2		Melladito Sp		Melladito 3	Intermediate		Intermedia te2	Nombre de Dios 1	Nombre de Dios 2
	DH	UG	DH	UG	DH	UG	DH	DH	UG	DH	DH	DH
Valid Cases	440	3,006	61	119	97	352	41	148	2,120	44	81	21
Mean	157	137	126	263	64	189	60.2	119	172	197	133	149
Variance	352,465	29,490	45,169	267,999	8,069	326	4,452	27,563	22,296	39,444	27,579	12,922
Std. Deviation	593	171.7	212	518	89.8	326	66.72	166	149	199	166	113.7
CV	3.7	1.25	1.68	1.97	1.4	1.73	1.11	1,400	0.87	1	1.25	0.76
Minimum	0.25	0.25	0.25	0.25	0.25	0.25	0.25	0.5	0.25	0.5	1	18
Maximum	11,951	3,210	1,035	3,596	524	3,503	318	863	2,195	701	1100	439
Median	67	81	54	102	29	121.5	39	60.5	138	128.5	79	125
84th Percentile	251	241	158.4	360	119	266	123.2	215	279	445.6	249.2	260
97.7th Percentile	706	583	881	1,851	352	752	197.5	690	523	675	483	384
99.9th Percentile	7,457	1,505	1,026	3,511	513	3,426	312	855	1,375	700	1,077	436

Table 14- 22:	Descriptive Statistics of Gold Grade Grouped by Domain

Gold(g/t)	Melladito		Melladito 2		Melladito Sp		Melladito 3	Intermediate		Intermedia te2	Nombre de Dios 1	Nombre de Dios 2
	DH	UG	DH	UG	DH	UG	DH	DH	UG	DH	DH	DH
Valid Cases	440	3,006	61	119	97	352	41	148	2,120	44	81	21
Mean	2.86	3.79	3.95	5.55	2.45	5.02	2.95	1.77	3.04	4.05	1.78	2.5
Variance	18.18	20.20	36.15	57.6	13.06	18	18.06	6	9.81	28.08	3.96	7
Std. Deviation	4.26	4.49	6.01	7.59	3.61	4.25	4.25	2.47	3.13	5.29	1.98	1.05
CV	1.48	1.19	1.52	1.37	1.47	0.85	1.44	1.39	1.03	1.31	1.12	0.21
Minimum	0.005	0.005	0.03	0.016	0.01	0.005	0.013	0.005	0.005	0.03	0.008	0.21
Maximum	48.2	66.8	34.1	59.6	20.4	29.2	26.85	13.7	42.79	28.7	9.89	9.94
Median	1.56	2.56	1.86	3.19	1.1	3.89	2.2	0.59	2.29	2.34	0.98	1.16
84th Percentile	5.29	6.33	7.07	9.33	4.42	8.51	4.7	4.09	5.32	7.87	3.87	4.95
97.7th Percentile	14.60	15.13	21.04	23.29	14.38	16.48	7.97	8.15	10.26	13.76	6	9.11
99.9th Percentile	38.48	49.11	33.53	55.96	19.91	27.27	26.03	13.1	30.9	28.0	9.85	9.9

14.2.4	Bulk Density

4,743 samples were collected for bulk density determination from 157 diamond drill holes. The water immersion procedure on air-dried samples was followed. The bulk specific gravity (SG) results were grouped by modelled domain and their descriptive statistics are presented in Table 14- 23.

July 2015	Page 14-24

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

The overall mean value of the 659 samples within the domains representing the veins was 2.63 g/cm3, and this global mean value was assigned to the block model for calculation of tonnage above a grade cut-off.

Table 14- 23:	Descriptive Statistics of Bulk Density Grouped by Domain

Bulk Density 3 (g/cm )	Melladito	Melladito Splay	Melladito 2	Melladito 3	Intermediate	Intermediate 2	Nombre de Dios 1	Nombre de Dios 2
Valid Cases	318	45	45	15	115	34	67	20
Mean	2.62	2.64	2.62	2.62	2.64	2.62	2.63	2.65
Variance	0.003	0.004	0.002	0.004	0.01	0.004	0.003	0.01
Std. Deviation	0.05	0.66	0.04	0.06	0.11	0.06	0.05	0.1
CV	0.02	0.025	0.02	0.02	0.04	0.02	0.02	0.04
Minimum	2.29	2.51	2.51	2.55	1.85	2.47	2.48	2.55
Maximum	2.88	2.86	2.69	2.8	3.11	2.77	2.85	3.08
Median	2.63	2.63	2.62	2.61	2.63	2.62	2.62	2.62
5th Percentile	2.53	2.56	2.55	2.56	2.53	2.55	2.56	2.57
25th Percentile	2.6	2.61	2.6	2.59	2.6	2.58	2.6	2.6
75th Percentile	2.65	2.66	2.65	2.64	2.67	2.67	2.65	2.66
95th Percentile	2.7	2.75	2.68	2.72	2.77	2.71	2.69	2.72

14.2.5	Treatment of High-Grade Outliers

When estimating resources, high-grade outliers can contribute excessively to the total metal content of the estimate. In a geologic context, outliers can represent a separate grade population characterized by its own continuity; generally, there is less physical continuity of high grades than in the more prevalent lower grades. Thus, overestimation of both tonnage and average grade above a cut-off grade can result if a general model, normally dominated by the lower, more continuous grades, is applied to very high-grade values. The problem is further exaggerated when the high-grade samples are isolated in a field of lower grade samples (Sinclair, 2002).

Histograms and probability plots were reviewed to determine the potential risk of grade distortion from higher-grade samples.

To select a capping level, one approach is to identify natural breaks in the distribution of the assay data and probability plot. The silver and gold grade distributions for the raw samples are quasi-lognormal and, in general, distinct populations and natural breaks were observed.

Capping levels are presented in Table 14- 24. The final capping levels applied were a compromise between the two studies, and in general, they were between the 95th and 98th percentile value for each domain. A comparison of capped to uncapped block model estimates showed that capping removed approximately 6% of the total metal.

July 2015	Page 14-25

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Table 14- 24:	Capping Levels for Silver and Gold Grouped by Domain

	Melladito		Melladito Splay	Melladito 2		Melladito 3	Intermediate		Nombre de Dios 1	Nombre de Dios 2
	DDH	UG	DDH UG	DDH	UG	DDH	UG	DDH	DDH	DDH
Ag (g/t)	490	490	430 430	350	600	No Cap	475	535	575	320
Au (g/t)	8	8.5	8 8.5	9	11	6.5	8	7.6	6	6

14.2.6	Compositing

14.2.6.1	Drill Hole Samples

All drill samples were composited to a length of 1.0m prior to use in grade interpolation. The capped drill-hole samples were composited to the length 1.0m with minimum composited length of 0.5m.

The composites are considered diluted as the domains were modelled to a minimum width.

Five drill holes intersected historical workings, which were recorded as gaps in the drill hole sampling. Compositing ignored these gaps instead of replacing them with zero grades.

The drill-hole composites were used for interpolation of block grade.

14.2.6.2	Underground Chip Samples

The underground chip sample locations were treated as individual drill holes drilled parallel to the face i.e. perpendicular to the strike of the vein, and were composited to the length 0.8m with a minimum composited length of 0.4m prior to interpolation.

The diluted underground composites were then compared using a Q-Q plot to a subset of the drill-hole composites in close proximity to the underground samples. The results show that the two datasets are very similar in gold grade, however the underground composites are on average 25% higher in silver grade than the drill-hole composites. The results are based on a comparison of the underground composites with the drill-hole composites. Further investigations into why the silver grade of the underground samples is higher than that of the drill holes should be completed. Descriptive statistics of composited silver and gold grades are presented below in Table 14- 25 and Table 14- 26.

Table 14- 25:	Descriptive Statistics of Composited Silver Grade Grouped by Domain

Silver (g/t)	Melladito		Melladito 2		Melladito Splay		Melladi to3	Intermediate		Intermediate 2	Nombre de Dios 1	Nombre de Dios 2
	DH	UG	DH	UG	DH	UG	DH	DH	UG	DH	DH	DH
Valid Cases	360	2,590	45	120	82	282	30	122	1,609	37	59	17
Mean	112	131	92.6	169	59	152	56	107	166	189	129	136
Variance	12,418	13,559	6,533	25,311	4,648	10,705	2,929	16,224	11,780	27,346	14,284	8,496
Std. Deviation	111	116	80.1	159	68	103	54	127	109	165	120	92
CV	0.99	0.88	0.87	0.94	1.16	0.68	0.97	1.19	0.65	0.87	0.93	0.68
Minimum	0.5	0.25	1.12	0.25	0.25	0.25	0.25	0.5	0.25	0.5	1	18
Maximum	490	480	285	600	337	430	173	531	475	650	575	320
Median	74	94	68	132	32	128	39	66	141	140	99	125
5th Percentile	3.8	16	5.2	1.59	2.31	25	0.25	2	30	17.2	2.36	58
75th Percentile	159	181	152	237	80	207	99	141	220	265	165	223
95th Percentile	353	399	263	531	192	372	158	390	395	543	336	273

July 2015	Page 14-26

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Table 14- 26:	Descriptive Statistics of Composited Gold Grade Grouped by Domain

Gold (g/t)	Melladito		elladito 2		Melladito Sp		Melladi to3	Intermediate		Intermediate2	Nombre de Dios 1	Nombre de Dios 2
	DH	UG	DH	UG	DH	UG	DH	DH	UG	DH	DH	DH
Valid Cases	360	2,590	45	120	82	282	30	122	1,60 9	37	59	17
Mean	2.37	3.36	2.93	4.14	2.03	4.35	2.23	1.61	2.92	3.49	2	2.17
Variance	4.60	5.60	6.12	10.26	4.21	5.77	3.31	4.23	4.67	9.97	2.79	3.99
Std. Deviation	2.14	2.37	2.47	3.20	2.05	2.40	1.81	2.06	2.16	3.16	1.00	1.99
CV	0.90	0.71	0.84	0.77	1.01	0.55	0.82	1.28	0.74	0.91	1.67	0.92
Minimum	0.005	0.005	0.05	0.02	0.01	0.005	0.01	0.005	0.05	0.04	0.008	0.24
Maximum	8.00	8.50	8.90	11.00	8.00	8.50	5.70	7.46	8.00	9.60	6.00	6.00
Median	1.64	2.73	2.40	3.41	0.24	3.98	1.99	0.55	2.45	2.45	1.41	0.65
5th Percentile	0.12	0.48	0.19	0.09	2.30	0.64	0.02	0.04	0.28	0.00	2.36	0.30
75th Percentile	3.37	4.85	4.60	6.08	2.97	6.09	3.57	2.16	4.19	5.90	2.42	2.83
95th Percentile	7.05	8.50	7.48	10.48	6.62	8.50	5.45	6.27	7.73	9.28	5.45	6.00

14.2.7	Block Model Parameters

The block model was updated for all six veins. They all have a dimension of 5m x 5m x 5m. The model uses the Guanajuato local grid (Mapes), and north is true north. The model was not rotated. The extent of the block model is provided in Table 14- 27. Each block stored the percent of the wireframe occupying the block, the average distance of and number of holes/composites used in the estimate of grade for the block, the distance to the nearest hole, and the grade of the closest composite.

July 2015	Page 14-27

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Table 14- 27:	Extent of All Four Zones of San Ignacio Block Model

Intermediate	Minimum	Maximum	Size(m)
Easting	-6775	-6660	5
Northing	-1360	-825	5
Elevation	2010	2370	5
Melladito	Minimum	Maximum	Size(m)
Easting	-6955	-6495	5
Northing	-1595	-605	5
Elevation	2010	2435	5
Melladito2	Minimum	Maximum	Size(m)
Easting	-6630	-6520	5
Northing	-1625	-1425	5
Elevation	2155	2310	5
Melladito3	Minimum	Maximum	Size(m)
Easting	-6690	-6510	5
Northing	-1620	-1415	5
Elevation	2175	2295	5
Melladito Splay	Minimum	Maximum	Size(m)
Easting	-6720	-6560	5
Northing	-1502	-1260	5
Elevation	2165	2320	5
Nombre de Dios 1	Minimum	Maximum	Size(m)
Easting	-6750	-6445	5
Northing	-1420	-800	5
Elevation	2160	2410	5
Nombre de Dios 2	Minimum	Maximum	Size(m)
Easting	-6845	-6550	5
Northing	-850	-485	5
Elevation	2185	2410	5

14.2.8	Grade Interpolation

Block grades were interpolated from the drill-hole and underground composites for Melladito, Melladito 2, Melladito splay, and Intermediate, and just drill-hole composites for Melladito 3, Intermediate 2, and Nombre de Dios 1 and 2. Inverse Distance weighted to the power of 3 was used as the distance-weighted method to interpolate grade for all blocks. A minimum of 2 and a maximum of 6 composites were allowed for interpolation to each block. In estimating block grades, it was required that the block zone code be the same as the composite zone code in order for interpolation to occur. The interpolation strategy involved 3 successive passes, whereby smaller search envelopes were employed in each consecutive run, overwriting blocks estimated in the previous run.

14.2.9	Resource Classification

The mineral resource estimates at San Ignacio were classified as Measured, Indicated, and Inferred in accordance with the Canadian Institute of Mining and Metallurgy and Petroleum Definition Standards for Mineral Resources and Reserves (CIM definitions).

July 2015	Page 14-28

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

This report contains the first Measured category for San Ignacio, based on multiple levels of development, continuity of the veins along the level developments and between levels in the stoping. The Measured category was used for material +/-15 meters from development. The Indicated category was used for material +/-15 meters outwards of the Measured category. Outward of Indicated and into areas of only core drilling was categorized as Inferred mineral resource.

With development along levels, and stoping between levels geological and grade continuity have been demonstrated at Melladito, Melladito Splay, Melladito 2, and Intermediate veins. As there is no development along Melladito 3, Intermediate 2, or Nombre de Dios 1 and 2 these veins, tested solely by core drilling retain their Inferred status.

14.2.10	Mineral Resource Tabulation

The San Ignacio property contains estimated Measured and Indicated Mineral Resources of 360,352 tonnes above a US$74 NSR cut-off, at an average grade of 145g/t silver and 3.2/t gold, for a total of 4,301,214 equivalent silver ounces (“Ag eq oz”). This includes Measured Mineral Resources of 249,810 tonnes at an average grade of 151g/t silver and 3.39g/t gold, for a total of 3,130,365 Ag eq oz and Indicated Mineral Resources of 110,542 tonnes at an average grade of 133g/t silver and 2.79g/t gold, for a total of 1,170,848 Ag eq oz. In addition, estimated Inferred Mineral Resources are 770,950 tonnes at an average grade of 138g/t silver and 2.76/t gold, for 8,266,229 Ag eq oz.

The cut-off values are based on mine operating costs (mining, milling, G&A) and are stated in US$/tonne. The marginal cut-off value as calculated by the mining operation staff was US$74/tonne. The grades assigned to each “block” in the block model were used to estimate a NSR (Net Smelter Return) for each block using a proprietary Company “calculator” which takes into effect metal prices (long term projected to be $15/oz silver and $1,100/oz gold), mill metal recoveries (84.95% for silver, and 87.54% for gold), concentrate shipping charges, and proprietary smelter terms. Blocks with a NSR value equal to or greater than the operations marginal cut-off costs were tabulated into the mineral resource estimate for each zone.

The cut-off value was applied to each block estimated in the resource block model. This will inadvertently overstate the grade, while understating the tonnes and contained ounces in the mineral resource estimates. Realistically, mineral “blocks” are not mined individually but as part of mining volume along with neighbouring blocks that may not be of “cut-off” grade. As such, as long as the weighted average grade of all the mineral blocks in a mining volume is above cut-off, it will be considered for mining. The former mineral resource estimate at San Ignacio used the same methodology.

The mineral resource estimates grouped by domain is presented in Table 14- 28.

Table 14- 28:	Mineral Resource Estimates above a US$74/tonne Cut-off

San Ignacio Mine
(Measured)

Vein	Tonnes	Ag (g/t)	Ag(oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Intermediate	42,912	154	212,600	2.89	3,989	358	494,221
Intermediate 2	-	-	-	-	-	-	-
Melladito	152,343	142	694,751	3.25	15,909	371	1,817,921
Melladito 2	15,858	158	80,598	3.98	2,031	439	224,018
Melladito 3	-	-	-	-	-	-	-
Melladito Splay	38,698	179	222,195	4.24	5,269	478	594,205
Nombre De Dios	-	-	-	-	-	-	-
Nombre De Dios 2	-	-	-	-	-	-	-
Total Measured	249,810	151	1,210,144	3.39	27,199	390	3,130,365

July 2015	Page 14-29

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

San Ignacio Mine
(Indicated)

Vein	Tonnes	Ag (g/t)	Ag(oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Intermediate	22,007	156	110,289	2.61	1,843	340	240,409
Intermediate 2	-	-	-	-	-	-	-
Melladito	78,980	125	316,408	2.75	6,980	319	809,186
Melladito 2	6,197	136	27,140	3.55	706	387	77,002
Melladito 3	-	-	-	-	-	-	-
Melladito Splay	3,358	167	18,025	3.44	371	410	44,252
Nombre De Dios	-	-	-	-	-	-	-
Nombre De Dios 2	-	-	-	-	-	-	-
Total Indicated	110,542	133	471,862	2.79	9,901	329	1,170,848

San Ignacio Mine
(Measured & Indicated)

Vein	Tonnes	Ag (g/t)	Ag(oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Total Measured	249,810	151	1,210,144	3.39	27,199	390	3,130,365
Total Indicated	110,542	133	471,862	2.79	9,901	329	1,170,848
Total M&I	360,352	145	1,682,007	3.20	37,099	371	4,301,214

San Ignacio Mine
(Inferred)

Vein	Tonnes	Ag (g/t)	Ag(oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Intermediate	52,259	219	367,082	2.75	4,624	413	693,508
Intermediate 2	54,765	192	337,870	3.72	6,555	455	800,680
Melladito	132,837	98	417,197	2.60	11,104	281	1,201,161
Melladito 2	68,470	100	219,678	3.26	7,165	330	725,531
Melladito 3	74,578	78	187,142	2.95	7,085	287	687,327
Melladito Splay	35,532	80	91,516	2.94	3,360	288	328,701
Nombre De Dios	254,838	152	1,243,028	2.28	18,717	313	2,564,439
Nombre De Dios 2	97,670	180	565,019	3.16	9,913	403	1,264,882
Total Inferred	770,950	138	3,428,532	2.76	68,523	333	8,266,229

July 2015	Page 14-30

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Notes:
1.     US$74 per tonne Cut-off
2.     Silver equivalent was calculated using a 70.6 to 1 ratio of silver to gold value
3.     Rock Density for Intermediate 2, Melladito, Melladito 2, and Melladito 3 is 2.62t/m³, for Nombre de Dios is 2.63t/m³, for Intermediate and Melladito Splay are 2.64t/m³, and for Nombre de Dios 2 is 2.65t/m³
4.     Totals may not agree due to rounding
5.     Grades in metric units
6.     Contained silver and gold in troy ounces
7.     Minimum true width 1.5m
8.     Metal Prices US$15.00/oz silver, and US$1,100/oz gold

14.2.11	Block Model Validation

The block grades were validated by visual inspection of the block grades on long section and comparison with the composited assays. The block grades were observed to honour the composited grades reasonably well. In addition, a reconciliation exercise (see Table 14- 29 ) was carried out comparing the production tonnes, and the back calculated production grades (mill grades assigned from concentrate grades without mill recoveries considered) to that of the estimated exploited tonnes and grade from the block model (no cut-off). Quite reasonable correlation was found and no adjustments to the input parameters of the mineral resource estimate are warranted.

Table 14- 29:	San Ignacio Mine Reconciliation

	Tonnes	Gold g/t	Silver g/t
Production from 31July 2014 to 31Dec2015	159,269	3.02	145
Production After applying 12% Recovery
Losses		3.38	162
Mined from Block Model	156,729	3.78	170
Difference	1.60%	11.80%	4.80%

July 2015	Page 14-31

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

14.2.12	Comparison to Previous Resource Estimate

It was estimated by Brown (2015), that the San Ignacio Mine contained Indicated Mineral Resources of 180,300 tonnes above a US$100/tonne cut-off, at an average grade of 159g/t silver and 3.49g/t gold, for a total of 2,351,000 equivalent silver ounces (“Ag eq oz”)). No Measured Mineral Resource was estimated. In addition, estimated Inferred Mineral Resources were 787,799 tonnes at an average grade of 160g/t silver and 3.26g/t gold, for 9,897,000 Ag eq oz (see Table 14- 30 ).

Table 14- 30:	Former Mineral Resource Estimate (Brown, 2014)

INDICATED
Vein	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Intermediate	84,228	173	468,005	3.03	8,192	386	1,046,349
Melladito	96,061	148	456,108	3.89	12,025	423	1,305,086
Total Indicated	180,289	159	924,113	3.49	20,217	406	2,351,435
Indicated Rounded	180,300	159	924,100	3.49	20,220	406	2,351,000
INFERRED
Vein	Tonnes	Ag (g/t)	Ag(oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Intermediate	91,632	250	736,214	2.79	8,221	447	1,316,614
Melladito	270,008	157	1,365,463	3.48	30,248	403	3,500,938
Melladito 2	106,906	134	460,521	3.98	13,689	415	1,426,947
Melladito 3	54,656	84	147,013	3.25	5,713	313	550,345
Nombre de Dios	175,265	145	818,312	2.71	15,269	337	1,896,288
Nombre de Dios II	89,332	185	532,602	3.32	9,541	420	1,206,168
Total Inferred	787,799	160	4,060,125	3.26	82,680	391	9,897,300
Inferred Rounded	787,800	160	4,060,000	3.26	82,680	391	9,897,000

Notes:
1.     Cut-off US$100 NSR (~246g/t Ag eq)
2.     Silver equivalent was calculated using a 70.6 to 1 ratio of silver to gold value.
3.     Rock Density for Intermediate and Melladito is 2.63t/m³, and for Melladito 2, Melladito 3, Nombre de Dios, and Nombre de Dios II are 2.62t/m³
4.     Totals may not agree due to rounding
5.     Grades in metric units
6.     Contained silver and gold in troy ounces
7.     Minimum true width 1.0m
8.     Metal Prices $17.00USD/oz silver, and $1,200USD/oz gold
9.     Mill recoveries 84% silver and 86% gold

The current estimate included an update to all eight veins. Below is a list of differences from the previous estimate that had an impact on the current Mineral Resource estimate:

July 2015	Page 14-32

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

1.	For the first time Measured classification was used for Melladito, Melladito 2, Melladito Splay, and Intermediate veins.

2.	Due to development along the Melladito veins considerable material formerly classified as Inferred has been upgraded to Indicated.

3.	The M&I have expanded both due to development and exploration efforts, in spite of mine depletion, and Inferred from past estimation to this report is virtually the same.

14.3	El Horcon Project

A new estimate of Mineral Resources has been completed for the El Horcon Project with an effective date of July 31, 2015 and supersedes that of Brown, 2014. No new work has been done on the El Horcon project, and the previous estimate parameters were used, excepting for input metal prices when calculating NSR values per resource block. In this report, the terms “Mineral Resource,” “Inferred Mineral Resource,” “Indicated Mineral Resource,” and “Measured Mineral Resource” have the meanings ascribed to those terms in the “CIM Definition Standards - For Mineral Resources and Mineral Reserves” adopted by the CIM Council. There are no Mineral Reserves disclosed in this report.

There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other factors that could materially affect the mineral resource estimates detailed in this report.

The Resources were estimated from 4 area-specific block models. A set of wireframes representing the mineralised zones served to constrain both the block models and data subsequently used in Inverse Distance Cubed (ID3) Au, Ag, Pb, and Zn grade interpolation. The effective date of the estimate is July 31, 2015.

14.3.1	Database – General Description

All channel and drill hole sample data collected under the supervision of the Exploration Department are entered into and stored within a DataShed© database.

A validated dataset extracted from the El Horcon DataShed© database and subsequently used in modeling consisted of 42 drill holes and 463 underground channel samples. This dataset contained data current up to and including 31st of August 2013.

Most holes in the dataset are angled towards the northeast at moderate to steep angles. All 2013 and historical holes range in length from 57m to 444.96m. Channel samples have an average width of 1 meter. They were attributed with azimuth and dip information to allow display of “pseudo drill holes”.

2013 drilling is spread out over an approximate area of 650m (northwest-southeast) by 110m (northeast-southwest). The average 2013 drill sample length is 0.92m. The average drill sample length for historical drill holes is 0.65m.

July 2015	Page 14-33

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

14.3.2	Assays

The validated assay database contains 1,852 sample intervals from drill holes and 998 intervals from underground development and mining. Null results were excluded from the final dataset used for grade interpolation. Assay results reported to be below laboratory detection limits were replaced with zero. The average interval length is 0.8m for drilling and 0.9m for channel samples.

A total of 1,852 drill intervals and 998 underground sample intervals were contained at a proportion of >50% within the wireframes constructed for the mineralized zones. Table 14- 31 provides summary statistics for these intervals for gold, silver and lead.

Table 14- 31:	Drill Sample Statistics by Area – Great Panther Silver Limited – Guanajuato Project

Gold
		g/t Au
Area
Code	Count	Min	Max	Mean	Std. Dev.
Diamantillo	155	0.02	8.48	1.53	1.718
Diamantillo HW	19	0	6.53	0.47	1.47
Natividad	9	0.37	7	2.76	2.29
San Guillermo	56	0	18	1.51	3.07
Totals	239	0	18	1.49	2.14

Silver
		g/t Ag
Area
Code	Count	Min	Max	Mean	Std. Dev.
Diamantillo	155	0	505	36	60.52
Diamantillo HW	19	0	70	9	16.21
Natividad	9	5	280	61	95.3
San Guillermo	56	0	437	38	62.63
Totals	239	0	505	35	60.7

Lead
		% Pb
Area	Count				Std.
Code		Min	Max	Mean	Dev.
Diamantillo	155	0	16.3	1.17	2.22
Diamantillo HW	19	0	3.47	0.26	0.78
Natividad	9	0.004	4.21	0.87	1.35
San Guillermo	56	0	4.41	0.87	1.24
Totals	239	0	16.3	1.02	1.93

July 2015	Page 14-34

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

14.3.3	Core Recovery and RQD

Core Recovery characteristics were analyzed for all drill core samples obtained from within each of the 4 mineralized zones. See Table 14- 32 below.

Table 14- 32:	Recovery and RQD by Area – Great Panther Silver Limited – El Horcon

	No. of	Avg RQD	Avg Rec %	% Rec
	Measurements	%		Measurements <85%
2013 drill hole	719	62.16	96.66	6.40
Historical	1288	NA	98.70	4.58

Area	No. of	Avg RQD	Avg Rec	%Rec
	Measurements	%	%	Measurements <85%
Diamantillo	24	52.6	99.7	0
Diamantillo HW	9	55.9	99.2	0
Natividad	4	61.2	97.5	0
San Guillermo	7	41.9	90.4	28.6
Total	44	52.3	97.9	4.54

A total of 2007 diamond core Recovery and RQD measurements were returned from the DataShed© database. Of these, only 44 were found to be within the mineralized zones. All zones show good recoveries (all above 90%) and RQDs (all above 52%). While still being more than satisfactory, San Guillermo has comparatively lower recoveries at 90% lower than others.

In the author’s opinion, the overall drill core recovery is excellent and has no negative bearing on the mineral resource estimates.

14.3.4	Density

Specific gravity (SG) determinations for El Horcon drill core were carried out on site on whole HQ core using the water submersion method. Samples with a minimum weight of 500g were selected at a minimum frequency of 3 per mineralised zone plus additional hanging wall and footwall samples. Samples were then air dried and subsequently weighed in air with the measurement recorded on a standard form. The samples were then suspended in a basket which is submersed in water and the suspended mass in water recorded also. The raw information was entered into excel spreadsheet and the SG calculated via the formula,

SG = Mass in Air (Dry) / (Mass in Air (Dry) – Mass Suspended (in Water))

July 2015	Page 14-35

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

The number of SG determinations available in the DataShed© database totalled 856. Following exclusion of outliers, an average SG determination of 2.68t/m 3 was calculated. For each domain a slightly different SG calculated based on the corresponded interval within the wireframes. They are as follow: Diamantillo= 2.77t/m 3, Diamantillo HW= 2.62t/m 3, Natividad= 2.57t/m 3, and San Guillermo= 2.78t/m 3.

It is the author’s opinion that the SG determination method used at the El Horcon Project is industry-standard, and that the results are representative of the material in the mine.

14.3.5	Geological and Structural Domains

Wireframes were created for each of the mineralized zones contained within each of the 4 areas. These wireframes have been assigned unique names that have also been used to tag the block model and assay intervals associated with each zone. Every assay located within one or more of the 4 wireframes received a corresponding code. Details on area and zone names, coding and zone orientation are presented in Table 14- 33.

Table 14- 33:	Vein Orientation – Great Panther Silver Limited – El Horcon

Area	Dip (Deg)	Dip Direction (Deg)
Diamantillo	-70	140
Diamantillo HW	-55	135
Natividad	-70	120
San Guillermo	-45	120

14.3.6	Assay Capping

As a standard industry practice, higher-grade assay values are often capped (i.e. replaced with a threshold value) prior to use in interpolation with the aim of reducing the influence of statistically anomalous sample data on resource estimations. Various techniques may be used to determine appropriate capping levels.

For the El Horcon Project, the 97.7% percentile was used to determine grade caps for all combinations of mineralized zone and sample type (drill and channel).

The net impact of the capping on all assays was to reduce the average Au and Ag assay grades (see Table 14- 34).

July 2015	Page 14-36

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Table 14- 34:	Drill Hole Assay Capping - Great Panther Silver Limited – Guanajuato Project

Zone/Vein	g/t Au	g/t Ag
	Cap	Cap
Diamantillo	5.9	338
Diamantillo HW	6.15	70
Natividad	6.8	280
San Guillermo	18	71

14.3.7	Samples for Interpolation

Assay intervals were tagged with each domain. Only samples with a tagged domain were used in the relevant interpolation run.

Common industry practice is to composite samples to a standard specified length as a method of mitigating grade bias that may potentially result from variable primary sample lengths. When considering this option firstly for channel samples, it was found that the format in which these have been stored was inappropriate for compositing. Individual samples are stored in the DataShed© database with mid-point coordinates and no channel ID, preventing successful compositing of these. As such, channel samples were used for interpolation un-composited.

Drill composites of a fixed length of 1m were generated for all zones, interpolated to the models.

In future it is strongly recommended that all historical and future channel samples be stored in a form amenable to compositing, as compositing is an ideal step in the preparation of data for interpolation.

See summaries of sample statistics by zone provided in Table 14- 35.

Table 14- 35:	Drill Hole Sample Statistics – Great Panther Silver Limited – El Horcon Project

Zone/Vein	Count	Au g/t		Ag g/t		%Pb		m
		Mean	Std. Dev.	Mean	Std. Dev.	Mean	Std. Dev.	Mean
Diamantillo	159	1.58	1.64	37	59.22	1.28	2.17	0.86
Diamantillo HW	19	0.46	1.47	9	16.23	0.27	0.78	0.71
Natividad	10	2.6	2.08	55	91.7	0.82	1.28	0.6
San Guillermo	61	1.39	2.56	38	61.77	0.85	1.12	0.85
Totals	249	1.49	1.93	36	59.63	1.08	1.87	0.83

July 2015	Page 14-37

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

14.3.8	Block Model and Grade Estimation Procedures

14.3.8.1	Dimensions and Coding

Each of the 4 block models were horizontally rotated in order to align their columns with the general strike of the zones. The block dimensions for all four models are 5m x 5m x 5m. Details on block model dimensions and extent are presented in Table 14- 36 below.

Table 14- 36:	Block Model dimensions & Extent - Great Panther Limited – El Horcon Project

Item		Diamantillo	Diamantillo HW	Natividad	San Guillermo
Origin	Easting	219195	219250	219200	219200
	Northing	2365820	2366080	2366105	2365985
	Elevation	2190	2275	2335	2255
End	Easting	219710	219485	219475	219585
	Northing	2366335	2366310	2366285	2366345
	Elevation	2425	2415	2420	2470

Each block located at least partly within a wireframe has been assigned to a zone that matches the assay coding scheme. Block percentages were also estimated based on the portion of the block coincident with the wireframe. Where a block occupied more than one wireframe, the block received the majority code and the combined percentage.

14.3.8.2	Geostatistics

Variogram analysis was undertaken for both Au and Ag in order to characterise the spatial variance of each. Single-structure ranges were developed in the average plane of all zones for each area. Long ranges were found to be between 5-15m for Ag and 7-17m for Au, while the nugget (C0) values were in excess of 25% and 47% of total sill (C0+C1) for Ag and Au respectively. These results indicated that while there is a demonstrable (albeit limited) spatial correlation between samples within each zone, local estimates of grade are not expected to be particularly accurate given the high nugget values reported above.

14.3.8.3	Grade Interpolation

Grade interpolation for Au, Ag, and Pb was performed as a series of 3 runs, each of which were performed via the inverse distance cubed (ID3) method. In estimating block grades, only samples tagged with zone codes were utilised in interpolation to model blocks with the same codes. Kriging was not used as the primary method of interpolation due to concerns regarding potential over-smoothing of grades. ID3 was deemed to be the most appropriate method of grade interpolation for this case. A power of 3 was selected for this reason also, as greater influence is given to grades more proximal to the block than would be the case if a power of 2 had been used for example.

July 2015	Page 14-38

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

The interpolation strategy involved 3 successive passes, using smaller search envelopes in each consecutive run, overwriting blocks estimated in the previous run. Details of interpolation runs can be seen in Table 14- 37.

Table 14- 37:	Grade Interpolation Method – Great Panther Silver Limited – El Horcon Project

	Interpolation Pass
Item		1	2	3

Interpolation Method:		ID3	ID3	ID3
Search Distance:	Maj Axis	150	75	15
	Maj/SemiMaj Axis	3	3	3
	Maj/Min Axis	5	5	5
Min/Max Composites Diamantillo		1/4	1/4	1/4
	Diamantillo HW	1/4	1/4	1/4
	Natividad	1/4	1/4	1/4
	San Guillermo	1/4	1/4	1/4

14.3.9	Block Model Validation

Validation of the interpolation techniques and resulting block model were completed in via the following:

•	Visual inspection of the block grades in comparison to surrounding data values;

•	Comparison of block model grades with Grade Global Tonnage Report.

14.3.9.1	Visual Inspection

The block models for all four areas were reviewed in 3D on section intervals. Model grades were compared locally with original sample grades, and were found to be acceptably similar.

14.3.10	Classification

The Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (CIM definitions) were followed for the classification of the mineral resources.

The continuity of the veins has been demonstrated sufficiently through Great Panther’s surface mapping and sampling, underground mapping and sampling, and drilling on sections spaced 50m apart. Grade continuity from variogram analysis demonstrates limited long ranges, and high nugget values, and as such the prudent classification of mineral resource was as Inferred.

July 2015	Page 14-39

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

The Inferred classification was applied for all four areas of the El Horcon Project mineral resource estimate (see Table 14- 38).

14.3.11	Mineral Resource Tabulations

The El Horcon property contains estimated Inferred Mineral Resources totalling 128,732 tonnes above a US$110/tonne cut-off, at an average grade of 82g/t silver, 3.64g/t gold, 2.97% lead and 4.11% zinc.

The cut-off values are based on estimated mine operating costs (mining, milling, G&A) and are stated in US$/tonne (Brown, C., 2013). They have been translated into silver equivalent values (Ag eq) using a proprietor “calculator” which takes into effect metal prices (long term projected to be $15/oz silver, $1,100/oz gold, and $0.90/pound lead), estimated mill metal recoveries (88% for silver, 85% for gold, and 60% for lead), concentrate shipping charges, and proprietal smelter terms. Zinc content was not used in the calculator as zinc, presently, would not be recovered in the Cata milling plant.

The cut-off value was applied to each block estimated in the resource block model. This will inadvertently overstate the grade, while understating the tonnes and contained ounces in the mineral resource estimates. Realistically, mineral “blocks” are not mined individually but as part of mining volume along with neighbouring blocks that may not be of “cut-off” grade. The former mineral resource estimate at San Ignacio used the same methodology.

A tabulation of the Inferred mineral resource estimates for the four veins tested at El Horcon is found below in Table 14- 38.

Table 14- 38:	Inferred Mineral Resources - Great Panther Silver Limited – El Horcon Project

El Horcon Project
(Inferred)

Vein	Tonnes	Ag (g/t)	Ag(oz)	Au (g/t)	Au (oz)	Pb (%)	Zn (%)	Ag eq (g/t)	Ag eq (oz)
Diamantillo	88,929	96	273,632	3.14	8,990	3.42	5.02	458	1,310,295
Diamantillo HW	4,580	55	7,878	4.73	675	2.72	0.48	486	71,525
Natividad	4,272	151	20,726	3.30	454	2.10	0.12	471	64,644
San Guillermo	30,951	37	37,137	4.94	4,915	1.85	2.60	462	459,659
Totals Inferred	128,732	82	339,373	3.64	15,034	2.97	4.11	461	1,906,123

Notes:
1.     US$110/tonne NSR Cut-off
2.     Silver equivalent was calculated using a 70.6 to 1 ratio of silver to gold value
3.     Rock Density for all veins for Diamantillo is 2.77t/m³, San Guillermo 2.78t/m³, Diamantillo HW is 2.62t/m³, Natividad 2.57t/m³
4.     Totals may not agree due to rounding

July 2015	Page 14-40

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

5.     Grades in metric units
6.     Contained silver and gold in troy ounces
7.     Minimum true width 1.5m
8.     Metal Prices US$15.00/oz silver, US$1,100/oz gold, and US$0.90/lb lead

14.3.12	Comparison to Previous Resource Estimate

The previous mineral resource estimate for the El Horcon project (Brown, 2014) contained Inferred Mineral Resources of 149,229 tonnes averaging 78g/t Ag, 3.51g/t Au, and 2.82% lead using a US$110/tonne cut-off. The only difference between the 2015 and the 2014 (Table 14- 39) estimations was the decreased silver and gold metal prices, which caused in the 2015 resource a lower tonnes and slightly higher grades.

Table 14- 39:	Previous Inferred Mineral Resources - Great Panther Silver Limited – El Horcon Project

Vein	Tonnes	Ag (g/t)	Ag(oz)	Au (g/t)	Au (oz)	Pb (%)	Pb (lb)	Zn (%)	Zn (lb)
Diamantillo	102,413	91	299,415	3.07	10,109	3.23	7,299,035	4.78	10,803,180
Diamantillo HW	4,580	55	8,048	4.68	689	2.69	271,419	0.48	48,045
Natividad	5,069	149	24,237	3.11	507	1.88	209,791	0.12	13,603
San Guillermo	37,167	37	43,631	4.63	5,528	1.82	1,489,581	2.64	2,166,572

Totals Inferred	149,229	78	375,331	3.51	16,832	2.82	9,269,825	3.96	13,031,399

Notes:
1.     US$110 NSR Cut-off
2.     Silver equivalent was calculated using a 70.6 to 1 ratio of silver to gold value
3.     Rock Density for all veins for Diamantillo is 2.77t/m³, San Guillermo 2.78t/m³, Diamantillo HW is 2.62t/m³, Natividad 2.57t/m³ .
4.     Totals may not agree due to rounding
5.     Grades in metric units
6.     Contained silver and gold in troy ounces
7.     Minimum true width 1.5m
8.     Metal Prices US$17.00/oz silver, US$1,200/oz gold, and US$0.90/lb lead

14.4	Santa Rosa Project

There is no mineral resource estimate for the Santa Rosa project.

July 2015	Page 14-41

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

15.0	MINERAL RESERVE ESTIMATES

No mineral reserve estimates were completed in this report. Mineral reserves were estimated for Guanajuato Mine (Rennie and Bergen, 2011) in the Cata, Pozos, and Santa Margarita zones but they have been depleted. The Company has not established reserves at the Guanajuato Mine Complex due to the following reasons:

•	Geological complexity of the mineralized zones.

•	Establishment of Measured and Indicated resource estimates only with associated development / mining in the mineralized zones.

•	Associated costs of 3rd party mineral reserve estimation when the Company is already in production from said zones.

The Company has made production decisions to enter into production at the Guanajuato Mine Complex at both the Guanajuato Mine (2006) and the San Ignacio Mine (2013). The Company has not based these production decisions on any feasibility study of mineral reserves demonstrating economic and technical viability of the mines. As a result, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals from the mines at the Guanajuato complex or the costs of such recovery. As the Guanajuato Mine Complex does not have established reserves, the Company faces higher risks that anticipated rates of production and production costs will be achieved, each of which risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenues and cash flows to fund operations from the Guanajuato Mine Complex and ultimately the profitability of these operations.

July 2015	Page 15-1

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

16.0	MINING METHODS

Mining methods for the Guanajuato Mine are cover in sections 16.1.1 to 16.1.7, followed by section 16.2 covering the San Ignacio Mine, and section 16.3 for the El Horcon Project.

16.1	Guanajuato Mine

Mine production for the Guanajuato Mine since the commencement of operations by GPR is summarized in Table 16-1. GPR initially increased throughput (2007) but then refocused on increasing the feed grade (2008) with a resulting reduction in the feed tonnage. 2012 production throughput rose 2.75% over that of 2011, and 2013 production throughput rose 38.6% over that of 2012. San Ignacio Mine production commenced in late November 2013. In 2014 Guanajuato Mine production dropped 3.6% from 2013. The increase in production shown for 2014 in Table 16-1 reflects increasing production from San Ignacio.

For the period from July 31, 2014 to July 31, 2015 the Guanajuato Mine production tonnage was from Cata, Santa Margarita, Guanajuatito, San Cayetano, and Los Pozos. Mining was carried out six days per week and, at 214,836 tonnes, averaged 589 tonnes per calendar day during July 31, 2014 - July 31, 2015. Plant production at Guanajuato, including San Ignacio Mine material, averaged 835 tonnes per calendar day during July 31, 2014 - July 31, 2015. Mineral resource estimates in this report do not cover the production from the San Vicente zone.

Table 16- 1:	Guanajuato Production Figures – Great Panther Silver Limited - Guanajuato Mine and San Ignacio Mine

Year	Tonnes	Oz Silver	Oz Gold
2006	86,111	105,480	988
2007	203,968	521,225	3,794
2008	155,079	848,083	5,488
2009	138,517	1,019,751	6,748
2010	144,112	1,019,856	6,619
2011	169,213	959,490	7,515
2012	174,022	1,004,331	10,350
2013*	221,545	1,079,980	15,063
2014*	267,812	1,239,009	15,906
2015*	179,522	1,042,072	14,502
Total	1,739,901	8,839,277	86,973

July 2015	Page 16-1

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Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

*Source: GPR Annual reports for 2006 to 2014 inclusive, 2015 details from production records to July 31, 2015. 2013-2015 tonnes and ounces silver and gold include San Ignacio Mine.

16.1.1	Cata Clavo Zones

Mining of the Cata Clavo has reached the 540 level where development and stoping are being carried out on the Veta Madre vein. Cata Clavo is a relatively steeply dipping structure that has been identified for mining from the 1560 elevation (540 level) to the 1665 elevation (435 level). The mining area is up to 100m long and up to 10m wide. The Veta Madre FW, Contact, Veta Madre HW, Alto 1 to Alto 4 zones are located on the hanging wall side of the Veta Madre and the multiple zones are close to one another. In some areas, the combined Veta Madre to Alto 4 generates an overall width exceeding 30m. A cross section of the Cata Clavo is shown in Figure 16-1 and a level plan of the block model and wireframe is shown in Figure 16-2.

The Cata ore zones are being mined by mechanized cut and fill method. An access ramp is located in the hanging-wall from which cross-cuts are driven to access the ore at the various lift elevations.

The ramp is approximately 3.5 metres by 3.5 metres and is supported by a combination of grouted rebar, wire mesh and straps as required. There are as many as six separate ore zones varying in widths from two to eight metres with strike lengths of 20 to 80 metres.

The sequence of mining commences with the lateral development of the ore zones on sub- levels which are spaced 20 to 30 meters apart. Mining then progresses upwards from one sub-level to the next in four meter lifts using breasting to mine the ore. As broken ore is removed, waste-rock fill is placed in the void. Currently, lateral development has been completed on the 545-meter level and mining of the first lift has commenced.

There are 1-boom, electric hydraulic jumbos for drilling, 3.5 and 4.0 - yard LHDs for mucking, and 10 and 18 - tonne trucks for ore haulage. Ground support in the stopes is installed using scissor lift trucks.

The rock stability was assessed in 2010 by Roland Tosney, Consulting Geotechnical Engineer. For up to five-meter roof spans, grouted rebar, rock bolt support is required.

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Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

For spans over five meters but less than nine metres, cable bolts are installed for additional support. Four-metre-long cable bolts are installed in holes drilled with the jumbo. For zones requiring spans of greater than nine metres, permanent rock or concrete pillars are left.

Figure 16-1:	Section Map 12.5 Cata with Wireframes and Block Model

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Guanajuato, Mexico

Figure 16-2:	Plan Map Cata 490 Level with Wireframes and Development

16.1.2	Los Pozos Zone

At the Los Pozos SE zone mining is underway above the 275 level, both on remnant mineralization as well as recovery of old pillars.

The Los Pozos deposits are relatively steeply dipping structures that have been identified for mining from the 1825masl elevation (275 level for Pozos NW & 250 level for Pozos SE) to the 1690masl elevation (410 level). A cross section of the Los Pozos deposit is shown in Figure 16-3 and a level plan of the block model and wireframe is shown in Figure 16-4.

Los Pozos ore zones are being mined by mechanized cut and fill method. There is a ramp in the footwall which provides access to sublevels that are spaced approximately 35m apart.

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Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

The ramp is approximately 3.5 metres by 3.5 metres and is supported by grouted rebar and mesh as required. At each sublevel, a crosscut is driven across the zone followed by development along strike to the extents of the vein. The vein is then opened to its full width or, if the zone is too wide, to a maximum of 12m wide. In wider zones, it is necessary to either install cable bolts and/or to leave pillars.

Mining then progresses upwards in three metre lifts using breasting to mine the ore. As ore is removed, waste fill is placed in the void. There are electric hydraulic jumbos for drilling, 3.5 and 4.0 - yard LHDs for mucking, and 10t trucks for ore haulage. Ground support in the stopes is installed using scissor lift trucks.

The rock stability was assessed by Roland Tosney in 2010. For five metre widths at Los Pozos, only rock bolt support is required. For widths over five metres but less than 12m, cable bolts are required for support. Four-metre-long cable bolts are installed in holes drilled with the jumbo. For zones over 12m wide, it is necessary to leave a permanent pillar or to provide support which is longer than the four metre cable bolts.

July 2015	Page 16-5

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

Figure 16-3:	Section Map 350N Los Pozos with Wireframes and Block Model

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

Figure 16-4:	Plan Map Los Pozos 375 Level with Wireframes and Development

16.1.3	Santa Margarita Zones

The Santa Margarita gold rich vein has been explored by ramp development from the 390 level to the 500 level. The ramp has been driven from the 1710masl elevation (390 level) and extended down to the 1600m elevation (500 level). Extractions are by cut and fill mining methods. In 2014 there was re-habilitation and development on the 345 and 360 levels.

Santa Margarita has been producing ore since March 2009. This includes San Cayetano exploration development and stoping. A cross section of the Santa Margarita deposit is shown in Figure 16-5 and a level plan of the block model and wireframe is shown in Figure 16-6.

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Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

Santa Margarita is a gold rich deposit that is moderately dipping and narrow. Development of Santa Margarita has consisted of an exploration development driven on the zone, with ramp access driven in the footwall rocks.

The Santa Margarita ore zones are being mined by mechanized cut and fill method. An access ramp is located in the hanging-wall from which cross-cuts are driven to access the ore at the various lift elevations.

The ramp is approximately 3.5 metres by 3.5 metres and is supported by grouted rebar, as required. There is one main breccia ore zone plus vein stockwork ore zones located in the footwall. Typical ore widths are 2.0 to 5.0 meters. The main zone is over 150 metres long while the footwall stockwork zones are 20 to 50 metres long.

The sequence of mining commences with the lateral development of the ore zones on sub-levels which are spaced 20 or 40 meters apart. Depending on the ore widths, mining then progresses upwards from one sub-level to the next in 1.5 meter (narrow ore) or 3.0 meter lifts (wider ore) using uppers or breasting respectively, to mine the ore. As broken ore is removed, waste-rock fill is placed in the void. Currently, lateral development is being conducted on the 455 and 475 meter levels while stoping is well established between the 435 and 390 meter levels.

Drilling is carried out with hand-held jack-leg drills in the narrow sections and with 1-boom, electric hydraulic jumbos in the wider zones. Mucking is conducted by 2.0, 3.5 and 4.0 - yard LHDs and broken ore is trucked to the Cata shaft by 10 and 18 tonne trucks. Ground support in the stopes is installed using stopers or jack-legs and / or scissor lift trucks.

The rock stability was by Roland Tosney, Consulting Geotechnical Engineer.

July 2015	Page 16-8

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

Figure 16-5:	Section Map 75S Santa Margarita with Wireframes and Block Model

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
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Guanajuato, Mexico

Figure 16-6:	Plan Map Santa Margarita 435 Level with Wireframes and Development

16.1.4	Guanajuatito Zones

Guanajuatito has been producing ore since 2006. Production came predominantly from the 1980masl elevation (120 level) with hanging-wall ramp completed to the 1780masl elevation (320 level) in 2015, and plans to continue the ramp to depth. A cross section of the Guanajuatito deposit is shown in Figure 16-7 and a level plan of the block model and wireframe is shown in Figure 16-8.

The Guanajuatito ore zones are being mined by mechanized cut and fill method An access ramp is located in the hanging-wall from which cross-cuts are driven to access the ore at the various lift elevations.

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Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

The ramp is approximately 3.5 metres by 3.5 metres and is supported by grouted rebar, as required. There is one main ore zone which is typically 1.5 to 4.0 meters wide and up to 100 meters long on strike.

The sequence of mining commences with the lateral development of the ore zones on sub-levels which are spaced 40 meters apart. Mining then progresses upwards from one sub-level to the next in 1.5 meter lifts using uppers, to mine the ore. As broken ore is removed, waste-rock fill is placed in the void. Currently, ramp access is being established to the 320-meter level while stoping is well established above.

Drilling is carried out with hand-held jack-leg drills in the narrow sections. Mucking is conducted by 2.0, 3.5 and 4.0 - yard LHDs and broken ore is hauled from the mine by 10 tonne highway trucks to the processing plant. Ground support in the stopes, grouted rebar, is installed using stopers or jack-legs.

The rock stability was by Roland Tosney, Consulting Geotechnical Engineer.

July 2015	Page 16-11

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

Figure 16-7:	Section Map 2850N Guanajuatito with Wireframes and Block Model

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Guanajuato, Mexico

Figure 16-8:	Plan Map Guanajuatito 270 Level with Wireframes and Development

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Guanajuato, Mexico

16.1.5	San Cayetano Zone

Development has commenced on the San Cayetano zone, consisting of drifting along the mineralization on the 475 level, minor raising to ascertain grade continuity, and cross cutting in the hanging-wall to build out several drill stations. Mining from the 520 and 475 levels has been by cut and fill.

Figure 16-9:	Section Map 350S San Cayetano with Wireframes and Block Model

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Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

Figure 16-10:	Plan Map San Cayetano 490 Level with Wireframes and Development

16.1.6	Valenciana Zone

No development has commenced on the Valenciana zones although a minor amount of development was completed to re-habilitate a footwall zone.

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Guanajuato, Mexico

Figure 16-11:	Section Map 1800N Valenciana with Wireframes and Block Model

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Guanajuato, Mexico

Figure 16-12:	Plan Map Valenciana 350 Level with Wireframes and Development

Valenciana Section 1900W
SUGEY VEINS
VETA MADRE
Valenciana Ramp
Valenciana Shaft
Level 300
LEGEND
Drill holes
Underground workings
Vein remaining
BLOCK MODEL
>1000 g/t Ag eq
500-1000 g/t Ag eq
350-500 g/t Ag eq
200-350 g/t Ag eq
50-200 g/t Ag eq
1 to 50 g/t Ag eq
<1 g/t Ag eq
0 25 50
metres
GREAT PANTHER SILVER LTD.
Guanajuato Mine Area
Guanajuato State, Mexico
Valenciana Level Plan 300
Block Model & Veins
16.12

16.1.7	Promontorio Zone

No development has commenced on the Promontorio zone.

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Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

Figure 16-13:	Section Map 450S Promontorio with Wireframes and Block Model

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

Figure 16-14: Plan Map Promontorio 100 Level with Wireframes and Development

16.2	San Ignacio Mine

Mine pre-production at San Ignacio started in the third quarter of 2013. A total of 184,489 tonnes of ore grading 126g/t Ag and 2.71g/t gold has been processed from 4,333 meters of ramp and level advance up to the end of the December, 2015.

The main ramp (4.5 by 4.5 meters) has a 12% decline. It was developed using a 6 cubic yard scoop, a single-boom electric jumbo, and a combination of conventional 20 tonne trucks and an underground truck.

The mining method is standard cut and fill with waste provided by the development. Jacklegs are used in stopes for vertical to 70-degree production holes, and if necessary the hanging wall can be blasted if needed for at least a 2.0 -meter-wide stope. Forced air ventilation uses electric fans, and sump pumps operate at 50 – 60gpm removing mine water. The two air compressors are electrical with 1,000cfm and 100psi. The mine’s electric power is supplied by the Mexican national grid.

July 2015	Page 16-19

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

There are two 12 hour working shifts operating from Monday to Saturday. There are 15 operators per shift, one supervisor per shift, plus one mine superintendent and one services crew of 5 persons (day shift only).

Mineralized rock is trucked to the Guanajuato plant using conventional 20 tonne trucks.

Section (Figure 16-15 to Figure 16-19) at 700N, 470N, 300N, 200N, and 100N, and a plan view (Figure 16-20) of the 2,300m elevation shows the distribution of the various veins and associated development along Melladito and Intermediate veins.

Figure 16-15:	Section 700N San Ignacio Veins

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

Figure 16-16:	Section 470N San Ignacio Veins

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Guanajuato, Mexico

Figure 16-17:	Section 300N San Ignacio Veins

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Guanajuato, Mexico

Figure 16-18:	Section 200N San Ignacio Veins

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Guanajuato, Mexico

Figure 16-19:	Section 100N San Ignacio Veins

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Guanajuato, Mexico

Figure 16-20:	Plan Map San Ignacio Veins at 2300m Elevation

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Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

16.3	El Horcon Project

The mining method considered when estimating the Mineral Resource is standard cut and fill with waste provided by the development.

16.4	Santa Rosa Project

The Santa Rosa Project is exploration in nature and no mining methods are considered.

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Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

17.0	RECOVERY METHODS

Mineral feed from both the Guanajuato Mine and San Ignacio Mine are processed at the GMC metallurgical plant at the Guanajuato Mine. The mineral feed from both mines is batched separately due to slightly differing metallurgical characteristics, but the silver-gold concentrates are blended on site. Regarding potential El Horcon mineral feed, it again would be separately batched and a lead-gold-silver concentrate produced to be sold separately. No consideration has been given for mineralization in the Santa Rosa project area as it is a relatively early stage exploration project.

The process flow sheet for the Cata plant is illustrated in Figure 17-1. The three stage crushing plant is designed to produce ball mill feed that is less than 3/8 inch in size. Run-of-mine ore is passed through a grizzly, into the 1,000 tonne coarse ore bin. Oversize is broken manually or with a backhoe-mounted rock-hammer. The coarse ore is minus 18 inches’ material. From the bin the ore is taken by an apron feeder and over vibrating grizzly to the Pettibone (24” by 36”) primary jaw crusher. The jaw crusher is set to four inches. There is also a second 500 tonne capacity coarse ore bin that feeds a separate, smaller crusher so that materials can be kept separate if desired.

The jaw crusher product and the undersize from the vibrating grizzly is sent to the Symons (4 ft. standard head) secondary cone crusher, which further reduces the particle size to minus one inch. The secondary crusher product is conveyed to the Allis Chalmers (6 x 16 ft.) vibratory screen, where material, passing through the half-inch mesh, is conveyed to the fine ore bins. Oversize from the screen is fed to the Norberg HP300 tertiary cone crusher, with a design product size of one quarter inch. The tertiary crusher operates in closed circuit with the vibratory screen. The fine ore bin has a total capacity of 2,500 tonnes. Ore from the fine ore bins is conveyed to one of three Denver (7 x 14 ft.) ball mills operating in parallel.

The grinding section is designed to reduce the fine ore to slurry with a particle size of 68% passing 74 microns to liberate the sulphide minerals containing the gold and silver from the waste minerals.

In 2011, the flotation section was greatly improved with the installation of five new fully automated Outotec cells which replaced the old sections of rougher cells. Now the flotation products of these cells are sent according to their quality to cleaning cells or recirculated with scavenger products and cleaner tails for regrinding, after the step of cleaning the concentrate is sent to the concentrate thickener section and filtered to remove excess water, leaving finally an average humidity of 11% and so is sent to the point of sale according to existing contracts. These modifications have been key to improvements in metallurgical recoveries.

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Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

In addition, a small mill for regrinding was installed in April, 2012. The middling products (i.e. cleaning cell tails together with the scavenger products) are reground to liberate valuable sulphides before being recirculated to the head of the flotation circuit. This has improved recoveries. In 2012 the plant also made several improvements in seeking a better working environment, safer conditions, improvements to the environment, and of course more efficient operation. These included 1) installation of a new electrical substation, 2) total change of electrical cables that were in poor condition, and 3) new tailings pumping system to the tailings dam (fully instrumented), using a single pump station and replace the old system with five pumping stations. This will help prevent potential damage to the environment, and give significant savings of electric energy.

The last improvement in 2012 was the installation of a new double bed screen of 6 x 20 feet, and a new Norberg HP300 tertiary crusher.

In 2013, a new concentrate filter press was installed to decrease humidity of the concentrate.

July 2015	Page 17-2

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Figure 17-1:	Process Flow Sheet, Guanajuato Mine Complex Metallurgical Plant

TOLVA DE FINOS 1500 TON
A DEPOSITO DE JALES

GREAT PANTHER SILVER LTD.

Guanajuato Area Properties

Guanajuato & Jalisco States, Mexico

Process Flow Sheet
Guanajuato Mine Plant

Date	Scale	Author	Figure
July 2015			17.1

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Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

18.0	PROJECT INFRASTRUCTURE

18.1	Guanajuato Mine

The surface and underground infrastructure at the Guanajuato Mine includes the following:

•	Extensive underground workings from surface to approximately 600m below surface including multiple shafts and adits from surface as well as internal shafts and ramps.
•	Two main shafts, the Rayas, for men and materials, and the Cata shaft, for rock hoisting.
•	A nominal 1,200tpd flotation concentrator with surface bins, crushing facilities, grinding mills, flotation cells, and concentrate dewatering circuit.
•	A tailings storage facility.
•	Connection to the national grid for the supply of electric power.
•	Conventional and mechanized underground mining equipment.
•	Mine, geology, processing, and administrative offices in several locations. A shaft and ramp from surface as well as internal ramps and drives linking to adjacent mines.
•	Conventional and mechanized underground mining equipment.

18.2	San Ignacio Mine

The surface and underground infrastructure at the San Ignacio project includes the following:

•	Underground workings from surface to approximately 70m below surface including ramps and several levels.
•	Connection to the national grid for the supply of electric power and sub-station facility.
•	Conventional and mechanized underground mining equipment.
•	Mine maintenance shop and associated office and stores, and diesel storage facility.
•	Access road and mine waste dumps.

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

18.3	El Horcon Project

The surface and underground infrastructure at the San Ignacio project includes the following:

•

Various pits and excavation along veins as well as some stoping along the Diamantillo vein. One extensive underground adit cross cuts vein on both GPR claims and adjacent claims, partially dating back to the 17th century.

•	Surface roads in need of repair.

18.4	Santa Rosa Project

The surface and underground infrastructure at the San Ignacio project includes the following:

•	Small pits and short cross cuts along the Canada vein, and a 50m deep shaft accessing the Virgen vein along with ~100m of adit.

•	Surface roads transect most of the claims.

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

19.0	MARKET STUDIES AND CONTRACTS

19.1	Market Studies

The principal commodities at the GMC (Guanajuato and San Ignacio Mines) are iron sulphide concentrates containing gold and silver. These products are freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured. There are smelters in Mexico that can accept these concentrates, as well as other smelters around the world, and traders who purchase such concentrates.

19.2	Contracts

There are no contracts in place for either the El Horcon or Santa Rosa projects.

19.2.1	Guanajuato Mine

The Guanajuato Mine is an operating mine using contract employees and contracted services under the direction of Company employed management. There are a number of contracts in place for:

•	Diamond drilling in the mine (one contractor)
•	Ten contracts for the supply of labour and services in the mines with seven to 240 contractors covered under the contracts
•	SGS contract laboratory on the site
•	Alfred Knight for representation at Manzanillo, and Inspectorate in Veracruz, for concentrate shipments
•	Sales of concentrates to traders and smelters
•	Security services on surface and underground

The mine maintenance contract is a fixed monthly fee plus a cost per unit operating hour for the underground equipment for servicing and repairs. There are equipment availability targets in the contract. Other maintenance contracts are based upon a cost per man-day.

Mining contracts include unit costs for development, stoping, and haulage plus daily costs for ancillary personnel. Some of the contracts have similar payment schedules and others are for support costs such as ditching and installation of pipes. Several of the mining contracts include rates for the use of Company equipment (LHD, trucks, jumbos, etc.).

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Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Security personnel are contracted based upon a daily rate per man.

The SGS contract for laboratory services on site is based on a fixed monthly cost for the first 9,115 analyses and an additional cost for analyses in excess of 10,027 analyses per month, with cost adjustments related to currency exchange rates.

19.2.2	San Ignacio Mine

San Ignacio is an operating satellite mine of the GMC using employees and contracted services under the direction of Company employed management. There are a number of contracts in place for:

•	Ten contracts for the supply of labour and services in the mines with seven to 240 contractors covered under the contracts
•	SGS contract to operate Guanajuato Mine laboratory where San Ignacio samples are assayed
•	Trucking of ores from San Ignacio to GMC
•	Security services on surface

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

MMR operates the Guanajuato Mine under the same permissions as the Cooperative since the property was acquired in 2005. The tailings storage facility is operated in accordance with federal laws and GMC works closely with Procuraduria Federal de Proteccion al Ambiente (PROFEPA), the Federal office for environmental protection.

GMC has an environmental department and carries out regular monitoring and reclamation work on the site, as well as coordinating permit application matters for activities such as exploration work in new areas. Proper permitting is in place for the operation at San Ignacio Mine. Past drilling by GPR at El Horcon and Santa Rosa was duly permitted by SEMARNAT. An application for exploration and mine development activities permit from SEMARNAT is underway at El Horcon.

20.1	Reclamation Closure

While there is no fund set aside for mine closure, such as a bond, management uses US$2,457,762 cost for accounting for asset retirement obligations at Guanajuato Mine and Topia Mine. A further US$889,000 has been estimated but not booked by the accountants for San Ignacio Mine.

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

21.0	CAPITAL AND OPERATING COSTS

21.1	Guanajuato Mine

Capital and operating budgets are prepared for each year for the Guanajuato Mine (“GM”) by mine staff. These budgets are continuously reviewed against production to ensure profitability. For the 2015 (January-September) operating year the average cost of production was US$93. per tonne (Table 21-1) which included plant, administration and mining costs. For the purposes of this report cut-off was established at a marginal rate of US$74. per tonne rounded amount.

Table 21- 1:	2015 (January through September) Cost Report for GMC

Plant	US$17 per tonne
Admin	US$27 per tonne
Mining	US$49 per tonne (including stockpile cost)
TOTAL Unit costs	US$93. per tonne

The GM is operated with contractors under the supervision of GPR management personnel. The contractors and management personnel are engaged by service companies that provide their services to the underlying owner of the mineral properties. At the end of Q3 2015, there were 157 administrative and management personnel and 649 contractors at the site. There are ten separate contractors who provide labour and services for the mining and processing operations.

21.2	San Ignacio Mine

The operating budget for San Ignacio has the average cost of production at US$93. per tonne (Table 21-1) which included plant, trucking, administration and mining costs. For the purposes of this report cut-off will be established at a marginal rate of US$74. per tonne rounded amount.

Table 21- 2:	2015 (January through December) Cost Report for San Ignacio

Plant	US$17. per tonne
Administration	US$27. per tonne
Mining	US$49. per tonne
TOTAL Unit Cost	US$93. per tonne

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Guanajuato, Mexico

The San Ignacio Mine is operated under the supervision of GMC management personnel. GMC personnel carry out all mine maintenance, mining, and security.

21.3	El Horcon Project

For the purpose of estimating the Inferred Mineral Resource a total unit cost of $US110 / tonne was used.

21.4	Santa Rosa Project

No Capital and Operating Costs are as yet considered for the Santa Rosa project.

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

22.0	ECONOMIC ANALYSIS

This section has been excluded, as per securities regulations, as the GMC is in operation and Great Panther Silver Limited is a producing issuer.

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Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

23.0	ADJACENT PROPERTIES

Mining in the Guanajuato district has been ongoing, more or less continuously, for over four centuries. The most prolific producing vein structure within the district is the Veta Madre and GPR’s holdings encompass some of the more historically significant sections of that system. There are other important past and present producers on the Veta Madre, and surrounding vein structures (see Figure 4-2).

23.1	Guanajuato Mine

The Torres Mine Property, formerly operated by Peñoles, borders GPR’s ground to the south. Endeavour Silver Corp. (Endeavour) operates the Cebada, Bolañitos, Golondrinas, and Asuncion mines, as well as a ~2,000 tonne per day concentrator at Bolañitos. Cebada is located along the Veta Madre immediately northwest of the Guanajuatito mine, while the other mines are located on the Veta La Luz system, approximately five kilometres to the west-northwest. Production from the Bolañitos operation in Q1, 2015 is reported on Endeavour’s website to have been at 136,076 tonnes throughput producing 521,117oz Ag, and 8,421oz Au. In 2012 Endeavour Silver Corp. purchased the El Cubo Mine located on the Veta de la Sierra some five kilometres southeast of Rayas. Production from this operation in Q1, 2015 is reported on Endeavour’s website to have been at 138,610 tonnes throughput producing 445,827oz Ag and 5,510oz Au.

23.2	San Ignacio Mine

Endeavour operates the Bolañitos Mine concentrator approximately 3km north of the San Ignacio shaft which had 2014 through-put of 1,556t/d. Part of Endeavour’s mining at the Bolañitos Mine is also development and mining from the Lucero Adit located approximately 200m east of the north east corner of the San Ignacio property, which consists of numerous veins parallel to the structures on the San Ignacio property (Endeavour news release, January 12, 2015).

23.3	El Horcon Project

Mining in the Guanajuato district has been ongoing, more or less continuously, for over four centuries. The most prolific producing vein structure within the district is the Veta Madre and GPR’s holdings encompass some of the more historically significant sections of that system. These mines are 50-80km southeast of the El Horcon Project.

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

23.4	Santa Rosa Project

Mining in the Guanajuato district has been ongoing, more or less continuously, for over four centuries. This will include multiple veins along eth Sierra vein trend parallel and north east of the Veta Madre. The bulk of the Santa Rosa claims overlie the Sierra vein trend and host segments of veins that have been historically exploited to some degree. No records exist for any of this exploitation. The El Cubo Mine of Endeavour Silver Corp is located 10km to the southeast along the Sierra vein trend and is presently the only operating mine on the trend.

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Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

24.0	OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

25.0	INTERPRETATION AND CONCLUSIONS

25.1	Guanajuato Mine

•	The drill sampling and logging employed by GPR are appropriate for the deposit type and mineralization style. Reasonable and practical steps are taken to ensure security of the samples.

•	The channel samples are lower in quality than the drill samples owing to the method used to collect them. Additionally, they are stored in a format not amenable to compositing.

•

The assaying is being conducted in an acceptable manner, using common industry-standard methods. The performance of the laboratory is monitored by both internal and external Quality Assurance/Quality Control (QA/QC) programs.

•	After corrections the database was reasonably free of errors, and appropriate for use in estimation of Mineral Resources. Appropriate safeguards are in place to ensure that the database is secure.

•

The geology includes the juxtaposition of Oligocene age sedimentary and volcanic rocks onto Mesozoic age sedimentary and intrusive rocks along the “Veta Madre”, a 25km long northwest trending ~45-degree south west dipping normal fault with associate intrusive dykes.

•

Mineralization occurs in structurally complex multi-generational vein quartz dominated stock-work and breccia zones along the Veta Madre. Structural geology mapping indicates that up to eight cross-cutting breccia events occur with associated precious metal mineralization. Fluid inclusion studies reflect the complex structural history with boiling (indicative event associated with precious metal deposition) occurring from the 2100 to 1500masl elevations (surface to the deepest levels drilled) in the GMC. As such, potential to find further mineralization both laterally and vertically below know precious metal mineralization zones is deemed excellent by the author.

•

Measured and Indicated Mineral Resources are estimated to contain 149,716 tonnes grading 1.50g/t Au and 269g/t Ag, plus Inferred Mineral Resources estimated to contain 135,571 tonnes grading 2.30g/t Au and 151g/t Ag.

•

For Measured and Indicated, there is a -62.4% decrease in contained Ag eq oz on the previous year's estimate. For Inferred, a -23.5% decrease in contained Ag eq oz was reported. The decrease in M&I mainly reflect the decrease in mineral resource at Cata and Santa Margarita, plus decreasing silver and gold prices. Lower precious metal prices and shifting of previous Inferred Mineral Resource to the Geological Potential category affected the Inferred negatively.

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Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

•

There is potential for further additions to the mineral resources estimates both in the zones estimated in this report and through diligent exploration. The exploration is presently better defining the Cata, Los Pozos, and Santa Margarita zones, as well as locating new areas of mineralization at Guanajuatito, and in the Valenciana, Los Pozos, and San Cayetano areas.

•

Mining operations are underway on the Guanajuatito, Valenciana, Cata, Santa Margarita, San Cayetano, and Los Pozos deposits using mechanized equipment in the stopes and truck haulage along the 345 level to move ore to the Cata shaft for hoisting to surface. At Guanajuatito the ore is hauled to surface by rubber tired trucks. The equipment and mining methods are considered to be appropriate for the deposits.

•

The Cata plant is a flotation plant which has a nominal capacity of 1,200tpd. The plant operated ~25 days per month, with an overall average rate of approximately 835 tonnes per calendar day. Metallurgical recovery has been 91.52% for silver and 93.26% for gold. Flotation concentrates are shipped to ports in Mexico.

•	Process improvements were implemented including the addition and replacement of flotation cells and an overhaul of the concentrate thickener.

25.2	San Ignacio Mine

•

The area in which the San Ignacio property is located has a long history of mining dating back to 1548. There are numerous historical workings on the property and as such, there is a likelihood that Great Panther could successfully explore for additional mineral resources.

•

The drilling of 177 diamond drill holes on the San Ignacio property delineated six mineralized epithermal veins with the primary economic minerals of silver and gold. The veins were observed to be continuous along strike of up to 1,050m and 350m down dip. The mineralization is open in several directions most notably to the south and in parallel structures.

•	The eight zones defined in the Mineral Resource Estimate are the Melladito, Melladito 2, Melladito 3, Melladito Splay, Intermediate, Intermediate 2, and Nombre de Dios 1 & 2.

•

Presently the Company is exploiting the Intermediate, Melladito Splay, and Melladito zones, where from inception in 2013, a total of 184,489 tonnes has been mined (to end of December 2015) grading 126g/t silver and 2.71g/t gold.

•

Logging and sampling procedures followed by Great Panther were appropriate for the deposit type and mineralization style. The assaying completed at Great Panther’s wholly owned Guanajuato Mine was managed by SGS using conventional methods that are commonly used in the industry.

•	Metallurgical recoveries in 2015 have slightly increased over 2014 for San Ignacio mineralized material to 87.54% for Au and 84.95% for Ag.

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

•

The San Ignacio property contains estimated Measured and Indicated Mineral Resources of 360,352 tonnes above a US$74 NSR cut-off, at an average grade of 145g/t silver and 3.2/t gold, for a total of 4,301,214 equivalent silver ounces (“Ag eq oz”). This includes Measured Mineral Resources of 249,810 tonnes at an average grade of 151g/t silver and 3.39g/t gold, for a total of 3,130,365 Ag eq oz and Indicated Mineral Resources of 110,542 tonnes at an average grade of 133g/t silver and 2.79g/t gold, for a total of 1,170,848 Ag eq oz. In addition, estimated Inferred Mineral Resources are 770,950 tonnes at an average grade of 138g/t silver and 2.76/t gold, for 8,266,229 Ag eq oz .

25.3	El Horcon Project

•	The drill sampling and logging employed by GPR are appropriate for the deposit type and mineralization style. Reasonable and practical steps are taken to ensure security of the samples.

•	The channel samples are lower in quality than the drill samples owing to the method used to collect them. Additionally, they are stored in a format not amenable to compositing.

•

The assaying is being conducted in an acceptable manner, using common industry-standard methods. The performance of the laboratory is monitored by both internal and external Quality Assurance/Quality Control (QAQC) programs.

•	After corrections the database was reasonably free of errors, and appropriate for use in estimation of Mineral Resources. Appropriate safeguards are in place to ensure that the database is secure.

•

The vein system at El Horcon is a quartz-chalcedony dominated, structurally- controlled epithermal system hosted by Paleocene Comanja granitic rocks and Mesozoic low-grade metamorphic metasedimentary / metavolcanic basement, and consists of three principal vein sets that formed in faults and extension fractures, namely 1) NW-striking, SW-dipping veins with dips generally ranging from 45°- 70°+, 2) NW-striking, SW-dipping low-dip veins (20°-30°), and 3) NE-striking generally steep transverse veins.

•

The El Horcon property contains estimated Inferred Mineral Resources totalling 128,732 tonnes above a US$110/tonne cut -off, at an average grade of 82g/t silver, 3.64g/t gold, 2.97% lead and 4.11% zinc within the Diamantillo, Diamantillo HW, Natividad, and San Guillermo veins.

•	There is potential for further additions to the mineral resource estimates both in the zones estimated in this report and through diligent exploration.

25.4	Santa Rosa

Five holes were drilled by GPR in 2012 with no results of economic significance.

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Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Detailed geological mapping in 2014 continued to define vein orientations and property geological controls. This included detailed underground and surface mapping on the Virgin and Salaverna North veins.

The veins are exposed in a window of Mesozoic volcanic and meta-sedimentary rocks, the same host rock for veins in the rest of the Guanajuato Mining District, surrounded by post mineralization ignimbrite cover rocks. Geological mapping will continue to define the extent of veining and the size of the Mesozoic window.

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

26.0	RECOMMENDATIONS

The 2016 budget for the GMC includes surface and underground drilling for San Ignacio, and underground drilling for the Guanajuato Mine. There is no 2016 budget for the El Horcon or Santa Rosa projects. The 2016 budget is estimated at US$1,094,000 and includes 10,794 meters of core drilling (see Table 26-1).

26.1	Guanajuato Mine

Recommendations are that:

GPR continues mining operations at the Guanajuatito deposit.

GPR continues with conversion of existing channel samples to and entry of new channel samples in a format amenable to pseudo drill-hole creation and therefore composite extraction.

QA/QC monitoring should be expanded to include regular reporting (monthly recommended) and laboratory audits.

GPR continues exploration activities in current and other prospective areas to extend the mine life. The exploration includes detailed re-evaluation, geological interpretation, and re-sampling in old mined areas, and along and down dip of present mining. The author recommends a 2016 work program to update the current resource estimate and explore for additional resources on the Guanajuato Mine. The budget for this program is summarized in Table 26-1.

The 2016 drilling budget of GPR of 5,749 meters is sufficient to this end, and should be continued on an annual basis.

26.2	San Ignacio Mine

The author recommends a work program to update the current resource estimate and explore for additional resources on the San Ignacio property. The budget for this program is summarized in Table 26-1.

Additional sampling of the eight veins comprising the mineral resource is required before the resources can be upgraded to higher categories. To that end Great Panther plans to continue developing and mining underground, adding underground levels on the Intermediate, Melladito, Melladito Splay and Melladito 2 veins where sampling the exposed veins in detail will add considerable confidence to the understanding of grade continuity and geologic controls on mineralization. This recommendation is already part of the operations budget for 2016.

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Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

With the successful 2015 surface drilling program and ongoing underground development it is recommended for 2016 that 2,545 meters of underground drilling be focused on improving the mineral resource classification below present development on the Melladito and Intermediate veins, and that 2,500 meters of surface drilling be focused on the southern extension of Melladito vein, as well as down dip testing of the historical San Pedro and Mexiamora mining areas.

Lastly, Melladito 3 vein coincides with a previously geologically mapped structure on surface that potentially forms the western portion of a 750-meter-long sigmoidal loop with the Melladito vein. Surface geological mapping is recommended which will improve detail (1:500 scale) on the northern half of the San Ignacio Mine property before surface drilling commences to better evaluate the various structures. A further 2,000 meters of surface drilling is recommended to better define the Melladito zone south of section 50N, and potentially on parallel structures.

26.3	El Horcon Project

Recommendations are to continue throughout 2016 to complete the final details of an environmental assessment application with SEMARNAT for future surface drilling and underground deposit evaluation. No budget has been assigned to El Horcon for 2016 due to budget constraints.

26.4	Santa Rosa Project

No work has been recommended for 2016, due to low precious metal prices, and very restricted budgeting.

Table 26- 1:	Budget for Proposed Work Plan

	Project		Units	Cost per Unit	Cost
				(US$)	(US$)
2016	Guanajuato Mine, Underground Drilling	Drilling, BQ & NQ core (all-in costs)	5,749	$75.00	$431,175
		6 months 1 geologists	6	$3,500.00	$21,000
		6 months 2 helpers	6	$4,000.00	$24,000
		Assays	500	$13.00	$6,500
		Logistics	6	$5,000.00	$30,000
		Reporting	1	$5,000.00	$5,000

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Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

		Development (cross-cuts and drill stations)	100	$500.00	$50,000

2016	El Horcon	Environmental Study	1	$00.00	$0

2016	San Ignacio, underground drilling*	Underground Drilling	2,545	$98.75	$251,320

2016	San Ignacio,	Surface Drilling	2,500	$110.00	$275,000
	Surface
	Drilling*
		Grand - Total			$1,094,000

Notes: * Surface drilling costs for San Ignacio, use surface drilling costs for San Ignacio in 2015. Underground drilling costs for San Ignacio are proportional to costs in the Guanajuato Mine.

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

27.0	REFERENCES

Baker D., 2011, 2011 Geology and Structure Report on the San Ignacio project Guanajuato Mexico. Prepared for Great Panther Silver Limited by Equity Exploration Consultants Ltd.

Barclay, W.A., 2006, Preliminary structural geology at the Mina San Vicente and part of the contiguous surface area, Guanajuato, GTO, Mexico. Independent report for Minera Mexicana el Rosario and for Great Panther Resources, dated July 17, 2006: 24pp + figures.

Barclay, W.A., 2007, continued Structural Geology at Mina San Vicente, Level 100 NTE; Guanajuato, GTO, Mexico; Independent report for Minera Mexicana el Rosario and for Great Panther Resources, dated January 9, 2007: 7pp + figures.

Brown, C., 2013, El Horcon Project Preliminary Economic Assessment, September 2013, internal report for GPR: 17pp.

Brown, R.F., 2015, NI43-101 Technical Report on the Guanajuato Mine Complex claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcon Project, as of July 31, 2014, dated February 25, 2015: 207pp + figures.

Brown, R.F., 2014, NI43-101 Technical Report on the Guanajuato Mine Complex claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcon Project, as of July 31, 2014, dated August 16, 2014: 213pp + figures.

Brown, R.F., 2013, NI43-101 Report on the El Horcon Project Mineral Resource Estimation for the Diamantillo, Diamantillo HW, Natividad, and San Guillermo zones as of August 31st, 2013, 72pp + figures.

Brown, R.F., 2012, NI43-101 Report on the Guanajuatito Mine Complex Mineral Resource Estimate for the Guanajuatito, Cata, Los Pozos, and Santa Margarita Zones, as of January 31st, 2012 (June 26, 2012). Un-published internal GPR report.

Brown, R.F., and Sprigg, L., 2013, NI43-101 Report on the Guanajuato Mine Complex Resource Estimation for the Guanajuatito, Valenciana, Cata, Los Pozos, Santa Margarita, San Cayetano, and Promontorio zones as of July 31st, 2013: 122pp + figures.

Cavey, G., and Gunning, D., 2005, Technical Report on the Santa Fe Project Guanajuato, Mexico for Great Panther Resources Limited, October 14, 2005, internal report to Great Panther Resources Limited, 50 pp.

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

EXMIN Resources Inc., 2009, Horcon Project, PowerPoint Presentation on the El Horcon Project, 19pp.

Glen R. Clark & Associates Limited, 2009, Review of Resources and Reserves El Cubo Gold-Silver Mine, Guanajuato, Mexico, prepared for Gammon Gold Inc. (October 15, 2009), 90 pp.

Great Panther Silver Limited Annual Reports for 2006 to 2014, inclusive. GPR Corporate Presentation July 2014 [PowerPoint slides]. Retrieved from http://www.greatpanther.com/ July 31, 2014.

Great Panther Silver Limited. (2010). Guanajuato Mine Complex item: Exploration Program & Resource Estimate. Retrieved from http://www.greatpanther.com; November 22, 2010.

Guanajuato Mine Site Monthly production reports to July 2014.

Ferrari, L., Pasquarè, G., Venegas-Salgado, S., Romero-Rios, F., 1999, Geology of the western Mexican Volcanic Belt and adjacent Sierra Madre Occidental and Jalisco block, Geological Society of America Special Paper 334, 19 pp.

Johnson, W.M., PhD, FCIC, 2013, Quality Analysis Consultants, Report of January 7th to 11th, 2013 Visit, 17pp

JRT Geoengineering, October 2008, Site Inspection report and Review of Mining Geotechnics.

Lewis W.J., Murahwi C.Z., and Leader R.J., 2011, NI 43-101 Technical Report Audit of the Resources and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico. Prepared for Endeavour Silver by Mincon International Limited

Mauricio Hochschild Mexico, 2005(?), CARACTERIZACIÓN PETROGRÁFICA Y DE INCLUSIONES FLUIDAS DEL PROYECTO EL HORCÓN, COMANJA DE CORONA, JALISCO; Detailed petrographic and fluid inclusion report both undated, and without author acknowledgement, 88pp.

D. Moncada, S. Mutchler, A. Nieto, T.J. Reynolds, J.D. Rimstidt, R.J. Bodnar, 2011, Mineral textures and fluid inclusion petrography of the epithermal Ag–Au deposits at Guanajuato, Mexico: Application to exploration; Journal of Geochemical Exploration 114 (2012) 20–35.

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NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Moncada, D., and Bodnar, R.J., 2012, Gangue mineral textures and fluid inclusion characteristics of the Santa Margarita Vein in the Guanajuato Mining District, Mexico; in Central European Journal of Geosciences, DOI: 10.2478/s13533 -011-0057-8, 12pp.

Micon International Limited, 2010, NI43-101 Technical Report Audit of the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico (March 15, 2010), prepared for Endeavour Silver Corp., 175 pp.

Rennie, D. W., Bergen, R. D., 2011, Technical Report on The Guanajuato Mine, Guanajuato State, Mexico, Scott Wilson Roscoe Postle Associates Inc. Prepared for Great Panther Resources Limited, dated January 2011, 135pp+appendices.

Ross, K., 2013, Petrographic Report on samples from the Veta Madre and San Ignacio vein systems, Guanajuato District. Prepared for Great Panther Silver Limited by Panterra Geoservices Inc., 126 pp.

Rhys, D., 2013, Structural Settings and Style of Vein Systems in the Central Guanajuato District. Internal report for Great Panther Resources Limited, dated May 2013: 100pp+appendices.

Sinclair and Blackwell, Cambridge, 2002, Applied Mineral Inventory Estimation, 381pp.

Smith J., 2011, Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico. Prepared for Great Panther Silver Limited by Janelle Smith AIG.

Stewart, M., 2006, 2006 report on surface mapping – lithostratigraphy, geology and structure of the Guanajuato area: results of mapping and analysis. Internal report for Great Panther Resources Limited, dated March 2006: 26pp+appendices.

Velazquez P., 1973. A Study of the Possibility that the Luz Mineral Camp of Guanajuato can be a Resurgent Producer of Silver and Gold. Submitted as part of a Thesis requirement at the University of Guanajuato School of Mining and Metallurgy.

Waldegger M.F., 2012, Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico. Prepared for Great Panther Silver Limited by MFW Geoscience Inc.

July 2015	Page 27-3

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Waldegger, M.F. and Brown, R.F., 2014, Technical Report on the San Ignacio Project Mineral Resource, Guanajuato State, Mexico, dated August 6, 2014: 63pp + figures.

Wardrop Engineering., 2009a, Topia Mine Project Resource Estimate for the Argentina Veins, prepared for Great Panther Resources (October 14, 2009).

Wardrop Engineering., 2009b, Technical Report on the Cato Clavo Zone, Guanajuato Mine Property, Mexico, prepared for Great Panther Resources (October 14, 2009).

July 2015	Page 27-4

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

28.0	DATE AND SIGNATURE PAGE

This report titled “NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El Horcon Project. Guanajuato, Mexico” and dated February 25 , 2016 and amended on October 27, 2016 was prepared and signed by the following authors:

“Robert F. Brown”

Dated at Vancouver, B.C.	Robert F. Brown, P. Eng.

October 27, 2016	V.P. Exploration, Great Panther Silver Limited

July 2015	Page 28-1

Great Panther Silver Limited
NI43- 101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

29.0	CERTIFICATE OF QUALIFIED PERSON

I, Robert F. Brown, 3977 Westridge Ave., West Vancouver, B.C., Canada, as the author of this report “NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El Horcon Project. Guanajuato, Mexico” prepared for Great Panther Silver Limited., dated February 25, 2016 and amended as of October 27, 2016 does hereby certify that;

1.	I am a graduate of the Queen’s University at Kingston, Ontario (1975) and hold a B. Sc. degree in Geology.

2.	I am presently employed as VP Exploration for Great Panther Silver Limited.

3.	I have been employed in my profession by various companies since graduation in 1975.

4.	I am a registered Professional Engineer with Association of Professional Engineers and Geoscientists of B.C. since 1982.

5.

I have read the definitions of “Qualified Person” set out in NI 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101. My relevant experience includes practice as a geologist in the fields of exploration, resource definition and estimation, and mining on projects at various stages of development (green-fields through to established operation) within Indonesia, Mexico, Canada, and the USA. I have worked primarily with gold and silver deposits hosted within various geological environments, and in underground operating environments.

6.	I have visited the Guanajuato Mine on numerous occasions since 2006, most recently from October 26 - 31, 2015.

7.	I am the author responsible for this report utilizing data supplied by the mine listed in the References section of this report.

8.

To the best of my knowledge, information and belief, this technical report contains all the scientific and technical information that is required to be disclosed to make this technical report not misleading.

9.	I am not independent of Great Panther Silver Limited as defined in Section 1.5 of NI 43- as I was appointed VP Exploration in April of 2004.

10.	I have read NI 43-101 and NI 43-101F1 and have prepared the technical report in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical report.

“Robert F. Brown”
Robert F. Brown, P. Eng., B.C.
DATED at Vancouver, British Columbia, this 27th day of October, 2016